     As filed with the Securities and Exchange Commission on June 16, 1997
                                                            Registration No. 33-

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                              ------------------
                             TERRA INDUSTRIES INC.
            (Exact name of Registrant as specified in its charter)

                               -----------------

            2873                         Maryland                  52-1145429
(Primary Standard Industrial  (State or other jurisdiction of   (I.R.S. Employer
Classification Code Number)   incorporation or organization)   Identification No.)

                                 Terra Centre
                       600 Fourth Street, P.O. Box 6000
                          Sioux City, Iowa 51102-6000
                                (712) 277-1340
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               -----------------
                              George H. Valentine
        Senior Vice President, General Counsel and Corporate Secretary
                                 Terra Centre
                       600 Fourth Street, P.O. Box 6000
                          Sioux City, Iowa 51102-6000
                                (712) 277-1340
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
  Title of Each Class of         Amount to be     Proposed maximum       Proposed maximum          Amount of
Securities To Be Registered       registered     offering price per     aggregate offering    registration fee(2)
                                                      share(1)               price(1)
-----------------------------------------------------------------------------------------------------------------
Common Shares, no par value    3,000,000 shares        $12.625            $37,875,000               $11,478
=================================================================================================================

(1) Estimated in accordance with Rule 457(c), solely for purposes of calculating the registration fee.

(2) Calculated on the basis of 1/33rd of 1% of the proposed maximum aggregate offering price.

                              -------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 1997


PROSPECTUS                                                     __________ , 1997


                                   3,000,000

                             Terra Industries Inc.

                       [LOGO OF TERRA INDUSTRIES INC.]

                                 Common Shares

                         ______________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
       MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ______________________________


The 3,000,000 common shares, no par value (the "Common Shares"), covered by this Prospectus may be offered and issued from time to time by Terra Industries Inc. ("Terra" or the "Company") in connection with future acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). This Prospectus may also be used, with the Company's prior consent, by persons or entities who have received or will receive such shares in connection with such acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use and by certain donees of such persons or entities. See "Securities Covered by this Prospectus" herein, and see the inside back cover page hereof for the identity of such individuals, if any.

The Common Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "TRA". On June 10, 1997 the last reported sale price of the Common Shares as reported on the New York Stock Exchange Composite Tape was $12.75 per share. See "Common Share Price Range and Dividends."

See "Investment Considerations" on page 7 for a discussion of certain factors that should be considered by prospective investors in the Common Shares offered hereby.

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the Common Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                                                              Page
                                                              ----

          Available Information...........................     2

          Summary.........................................     3

          Investment Considerations.......................     7

          The Company.....................................    10

          Securities Covered by this Prospectus...........    11

          Common Stock Price Range and Dividends..........    12

          Selected Financial Data.........................    13

          Management's Discussion and Analysis of
           Financial Condition and Results of
           Operations.....................................    14

          Business........................................    22

          Management......................................    32

          Equity Security Ownership.......................    40

          Certain Relationships and Related Transactions..    41

          Description of Capital Stock....................    42

          Description of Certain Indebtedness
           and other Obligations..........................    43

          Experts.........................................    47

          Legal Matters...................................    47

          Index to Financial Statements...................   F-1


                             AVAILABLE INFORMATION

     The Company has filed this Prospectus as part of a Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") pursuant to the 1933 Act, and the rules and regulations promulgated thereunder. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Shares, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file periodic reports and other information with the Commission. Reports, proxy statements and other information filed by the Company as well as the Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission (site address http://www.sec.gov). In addition, reports, proxy statements and other information may be inspected, with respect to the Company, at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Toronto Stock Exchange, Exchange Tower, 2 First Canadian Place, Toronto, Ontario M5X1J2 Canada, upon which the common stock of the Company is listed.

                                    SUMMARY

     The following is a summary only and should be read in light of the more detailed financial and other information included elsewhere in this Prospectus. Except as otherwise indicated, all financial information is presented on the basis of generally accepted accounting principles. References to the "Company" or "Terra" shall mean Terra Industries Inc., including, where the context so requires, its direct and indirect subsidiaries. Terms defined in this Summary shall have the same meanings when used elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. See "Investment Considerations" for a discussion of certain factors that should be considered by prospective investors in the Common Shares offered hereby.

                                  The Company

     The Company is a leader in each of its three business segments: (i) the distribution of crop production inputs and services, (ii) the manufacture of nitrogen products and (iii) the manufacture of methanol. The Company owns and operates the largest independent farm service center network in North America and is the second largest supplier of crop production inputs in the United States. The Company is also the third largest producer of anhydrous ammonia and the largest producer of nitrogen solutions in the United States and Canada. In addition, the Company is one of the largest U.S. manufacturers and marketers of methanol. In 1996, the Company generated revenues and operating income of $2.3 billion and $295.2 million, respectively.

     The Company's distribution network for fertilizer, crop protection products and seed has grown over the last several years to 421 farm service centers and about 780 affiliated dealer locations serving the United States and the eastern region of Canada, as of May 30, 1997. This growth generally has been the result of a healthy farm economy, acquisitions, additional facilities and aggressive marketing. The Company's distribution network is supplied by both independent sources and the Company's own production facilities, which presently include one crop protection chemical dry flowable and liquid formulation plant and seven other liquid chemical formulation facilities in addition to its nitrogen production facilities. In 1996, distribution revenues and operating income constituted approximately 67% and 9% of the Company's total revenues and operating income, respectively.

     Nitrogen fertilizer is a basic crop nutrient which is applied seasonally by farmers to improve crop yield and quality. Nitrogen fertilizer is produced by combining gaseous nitrogen with hydrogen to form anhydrous ammonia, the simplest form of nitrogen fertilizer, which can be further processed or upgraded into other fertilizer products such as urea and nitrogen solutions. The Company presently owns five nitrogen fertilizer facilities with total annual gross production capacity of 2.7 million tons of ammonia. In 1996, approximately 11% of the Company's fertilizer production tonnage was supplied to its farm service center locations for sale to growers, while the rest was sold to other customers. The Company believes that it is among the lowest cost providers of nitrogen fertilizer in the markets it serves, benefiting from favorable transportation logistics and other operating synergies. The Company suffered a major explosion in December 1994 at one of its nitrogen fertilizer facilities, for which it was insured. The Company began producing ammonia again at the facility in late December 1995, and the urea and nitrogen solution upgrading facilities became operational in May 1996. In 1996, nitrogen products revenues (including intercompany sales) and operating income constituted approximately 28% and 85% of the Company's total revenues and operating income, respectively.

     Methanol is used primarily as a feedstock in the production of other chemical products such as formaldehyde, acetic acid, adhesives and plastics. Methanol is also used as a feedstock in the production of methyl tertiary butyl ether ("MTBE"), an oxygenate and octane enhancer used as an additive in reformulated gasoline to provide cleaner burning fuels. The Company's methanol production capacity is approximately 320 million gallons per year, representing approximately 13% of the total United States rated capacity. The Company's methanol facility in Beaumont, Texas (the "Beaumont Facility") is the second largest such facility in the U.S. In 1996, methanol revenues and operating income constituted approximately 5% and 6% of the Company's total revenues and operating income, respectively.

     The Company's long-term strategy for growth is to: (i) acquire and upgrade production and distribution facilities, (ii) increase distribution volumes by expanding sales from Company-operated locations and its affiliated dealer network, (iii) change its product mix to include more profitable value-added products and (iv) continue to build customer loyalty by providing value-added services. As part of this strategy, in April 1993, the Company acquired a fertilizer manufacturing facility and 32 farm service centers in Canada; in December 1993, the Company acquired 12 farm service centers in Florida; in September 1994, the Company acquired a minority interest in a 100 location distributor of crop input and protection products in the mid-Atlantic region; in October 1994, the Company acquired Agricultural Minerals and Chemicals Inc. ("AMCI") which provided the Company two fertilizer plants having 1.4 million tons of annual gross production capacity of ammonia as well as the Beaumont Facility; in July 1996, the Company completed a construction project at its Courtright Facility enabling the upgrade of 65,000 tons of ammonia annually into urea and UAN; and in May 1997, the Company acquired 18 farm service centers which include grain operations and are located in or near southern Minnesota. In addition, certain other distribution location acquisitions and manufacturing upgrade projects have been completed during the past few years. The Company will, at an appropriate price, consider a sale or joint venture involving its methanol business.

     Terra's common shares are traded on the NYSE and the Toronto Stock Exchange under the symbol "TRA." As of May 30, 1997, Minorco, an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness ("Minorco"), owned through its wholly owned subsidiaries 56.8% of Terra's outstanding common shares. As of May 30, 1997, five of the Company's nine directors were also officers and/or directors of Minorco or its affiliates.

                               Company Structure


     The following chart substantially represents the organization of the Company and its principal subsidiaries as of the date hereof. Terra Capital Holdings, Inc. ("Terra Holdings") and Terra Capital, Inc. ("Terra Capital") are wholly owned subsidiaries of the Company. Terra International, Inc. ("Terra International") owns three of the Company's five nitrogen fertilizer plants through subsidiaries and also conducts the distribution segment of the Company's business. Terra International (Canada) Inc. ("Terra Canada"), a wholly owned subsidiary of Terra International, owns the Company's Canadian operations. Terra International (Oklahoma) Inc. ("Terra Oklahoma"), a wholly owned subsidiary of Terra International, owns the Company's combined nitrogen and methanol manufacturing facility in Woodward, Oklahoma. Port Neal Corporation ("PNC"), a wholly owned subsidiary of Port Neal Holdings Corp. ("PN Holdings"), owns the Company's nitrogen manufacturing plant located in Iowa. Terra International owns 100% of the common stock of PN Holdings and an unrelated third party owns preferred stock in PN Holdings representing a 25% voting interest. Terra Nitrogen Corporation ("TNC") owns the general partner interest and certain limited partner interests of Terra Nitrogen Company, L.P. ("TNCLP"), for a total 61% equity interest in TNCLP. Approximately 5% of TNCLP is owned by Terra Capital and approximately 34% of TNCLP is publicly traded and owned by others in the form of Common Units. See "Description of Certain Indebtedness and Other Obligations--TNCLP Common Units." All of the operating assets of TNCLP, which include two of the Company's five nitrogen fertilizer plants, are owned by Terra Nitrogen, Limited Partnership ("TNLP"), in which TNC holds a 1% general partner interest and TNCLP holds a 99% limited partner interest. The methanol business of the Company is conducted principally through Beaumont Methanol, Limited Partnership ("BMLP"). BMC Holdings, Inc. ("BMCH") is the sole limited partner of BMLP and holds a 99% limited partner interest in BMLP. Terra Methanol Corporation ("TMC") is the general partner of BMLP and holds a 1% general partner interest in BMLP. Terra Capital Funding LLC ("TCF") is owned 99% by Terra Capital and 1% by Terra Holdings. Terra Funding Corporation ("Funding"), a wholly owned subsidiary of TCF, is a special purpose entity that purchases and sells receivables. Terra Capital owns 100% of the capital stock of Terra International, TNC, BMCH and TMC.


                                ---------------
                                     Terra
                                ---------------

                                ---------------
                                Terra Holdings
                                ---------------

                                ---------------
                                Terra Capital
                                ---------------

 ----------------------------------------------------------------------------
--------------                        -------  --------   -------  ----------
     Terra
 International   ------------------    TNC       BMCH       TMC      TCF
--------------   Public Unitholders
                 ------------------   -------  --------   -------  ----------

------------     ------------         -------  --------            ----------
Terra Canada     Unrelated             TNCLP     BMLP               Funding
                 Third Party
------------     ------------         -------  --------            ----------
                 ------------         -------
--------------   PN Holdings           TNLP
Terra Oklahoma   ------------         -------
--------------   ------------
                    PNC
                 ------------

                             Summary Financial Data

The following table presents (i) summary consolidated financial data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 derived from the Company's audited consolidated financial statements, except Summary Operating Data and Other Data, and (ii) summary consolidated financial data for the three months ended March 31, 1996 and 1997 derived from the Company's unaudited consolidated financial statements for such period. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and the consolidated financial statements of the Company and related notes thereto included elsewhere herein.

                                                                                                                  Three Months
                                                                  Year Ended December 31,                       Ended March 31,
                                                 ----------------------------------------------------------  ----------------------

                                                    1992        1993        1994        1995        1996        1996        1997
                                                    ----        ----        ----        ----        ----        ----        ----
                                                                   (dollars in thousands)
Income Statement Data:
Total revenues.................................  $1,082,191  $1,238,001  $1,665,947  $2,292,173  $2,316,486  $  394,741  $  433,710
Cost of sales..................................     910,395   1,026,332   1,344,062   1,657,070   1,722,450     277,517     338,052
Selling, general and administrative expenses...     146,077     172,116     207,333     259,295     300,897      62,080      68,309
Operating income...............................      25,719      41,828     115,295     377,702     295,181      54,063      26,326
Net interest expense...........................      (7,533)     (9,683)    (16,541)    (51,086)    (52,845)     (9,234)    (12,774)
Income from continuing operations
 before income taxes...........................      18,186      32,145      89,945     279,382     197,851      31,660       6,642
Income tax provision...........................      (7,757)     (9,300)    (33,700)   (115,500)    (63,900)    (13,260)     (2,740)
Income from continuing operations..............      10,429      22,845      56,245     163,882     133,951      18,400       3,902
Per Common Share:
 Income from continuing operations.............  $     0.15  $     0.33  $     0.77  $     2.01  $     1.72  $     0.23  $     0.05

 Dividends.....................................          --  $     0.02  $     0.08  $     0.10  $     0.15  $     0.03  $     0.04
Summary Operating Data:
Net fertilizer production (thousands of tons)
 Ammonia.......................................       404.2       686.1       780.6     1,040.7     1,204.0       333.9       280.0
 Urea..........................................       126.7       222.6       297.9       560.0       641.5       142.8       166.0
 Nitrogen solutions (UAN)......................       759.8       987.3     1,295.2     2,614.7     3,120.5       738.7       853.0
Methanol production (millions of gallons)......          --          --        81.2       298.9       311.7        84.3        79.6
Revenues by business segment (1)
 Distribution..................................  $  958,725  $1,019,438  $1,318,416  $1,495,166  $1,573,827  $  222,913  $  260,543
 Nitrogen Products.............................     125,659     228,910     296,557     635,126     654,486     153,067     135,918
 Methanol......................................          --          --      70,274     194,565     132,533      28,896      42,998

Other Data:
Number of Distribution locations owned at
 end of period.................................         299         347         355         382         393         389         403

Balance Sheet Data (at end of period):
Net working capital............................  $  215,817  $  231,287  $  273,941  $  307,873  $  187,157  $  285,519  $  170,325
Net property, plant and equipment..............      91,969     110,670     552,843     694,358     846,353     747,001     848,404
Total assets...................................     580,192     634,482   1,687,970   1,867,858   1,969,365   2,074,921   2,140,452
Minority interest..............................          --          --     170,630     182,901     173,893     182,843     170,413
Long-term debt (including current maturities)..     133,679     121,384     558,256     411,573     407,312     410,246     405,976
Total stockholders' equity.....................     221,476     242,980     418,429     571,583     606,092     590,453     590,751

-----------
(1) Includes intercompany sales and excludes revenues not included in any of the three business segments.

                           INVESTMENT CONSIDERATIONS

     Prospective investors should consider carefully the following factors in addition to the other information in this Prospectus.

Holding Company Structure and TNCLP

     The Company's assets consist primarily of investments in its subsidiaries. As a result, the Company's rights to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by the Company. In addition, TNCLP's assets (including cash generated by its business) are subject to the rights of the TNCLP partners under the terms of TNCLP's limited partnership agreement.

     TNCLP's limited partnership agreement requires the quarterly distribution to the partners of TNCLP of all "Available Cash," which is generally defined to mean all cash receipts from all sources, less the sum of all cash disbursements, adjusted for changes in certain reserves established as TNC (as general partner of TNCLP) determines to be necessary or appropriate in its reasonable discretion to provide for the proper conduct of the business of TNCLP or TNLP (including reserves for future capital expenditures) or to provide funds for distributions with respect to any of the next four calendar quarters.

     The nature of the businesses of the Company and TNCLP may give rise to conflicts of interest between the two. Conflicts could arise, for example, with respect to transactions involving purchases, sales and transportation of fertilizer and natural gas and potential acquisitions of businesses or properties.

Voting Control by Principal Stockholder

     As of May 30, 1997, Minorco and its affiliates owned 56.8% of the outstanding Common Shares of the Company. Since the Company became publicly-owned in 1983, Minorco and its affiliates have owned a majority of the Company's outstanding equity securities. As a result of its beneficial ownership of Common Shares of the Company, Minorco and its affiliates are able to control the election of the Company's directors and the management and policies of the Company. As of May 30, 1997, five of the Company's nine directors are also officers and/or directors of Minorco or its affiliates.

Dependence on Natural Gas; Industry Considerations

     The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs, including transportation and forward pricing activities, comprised about 45% of the total costs and expenses associated with the Company's Nitrogen Products segment in 1996. Natural gas costs represented about 61% of the total costs and expenses associated with its Methanol segment in 1996. A significant increase in the price of natural gas that could not be recovered through an increase in nitrogen fertilizer or methanol prices could have a material adverse effect on the Company's profitability and cash flow. The Company's natural gas procurement policy is to effectively fix or cap the price of between 40% and 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward-pricing techniques. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Operating Results" and "Business--Raw Materials."

     The Company's future operating results are also subject to other external factors which are beyond the Company's control, including the number of planted acres; the types of crops planted; the effects of general weather patterns on the timing and duration of field work for crop planting and harvesting; the supply of crop inputs; the relative balance of worldwide supply and demand for nitrogen fertilizers and methanol; the U.S. and other governments' agricultural policy; and market prices of methanol. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Cyclical Markets for Products

     The markets for and profitability of the Company's products have been, and are likely to continue to be, cyclical. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated. In addition, markets for the Company's products are affected by general economic conditions. The cyclicality of the Company's products or a downturn in the economy could materially adversely affect the Company, including its ability to service its debt obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Seasonality and Volatility

     The agricultural products business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated in the first few months of the calendar year to be available for seasonal sales, requiring significant storage capacity. Inventory accumulations are financed by suppliers or short-term borrowings, which are retired with the proceeds of the sales of such inventory. In times of lower demand, the Company can reduce purchases, thereby decreasing inventory carrying costs. In the past, over half of the Company's sales generally occurred during the second quarter of each year. This seasonality also generally results in higher fertilizer prices during peak periods, with prices typically reaching their highest point in the spring, dropping in the summer, increasing in the fall (as depleted inventories are restored) and through the spring.

     The agricultural products business can also be volatile as a result of a number of other factors, the most important of which, for U.S. markets, are weather patterns and field conditions (particularly during periods of traditionally high fertilizer consumption), quantities of fertilizers imported to and exported from North America and current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets. U.S. governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices. The Federal Agriculture Improvement and Reform Act of 1996 put an end to acreage reduction and production control measures, allowing farmers more flexibility in planting. Because of factors which are outside of the Company's control, including the production capacity of competitors, there can be no assurance that the relatively high nitrogen fertilizer price levels recently achieved will continue. Nitrogen fertilizer is a global commodity and its price can be volatile.

     As with any commodity chemical, the price of methanol is volatile. During 1994, increased world demand for methanol combined with a large number of plant shutdowns and maintenance turnarounds in the industry and the phase-in of U.S. federally mandated standards for oxygenated gasoline resulted in a tight market and uncharacteristically high prices. Demand for methanol also increased due to increased demand for wood building products in the construction industry. In 1995, however, methanol prices returned to historically "normal" levels. Prices have risen slightly in early 1997 due to certain production outages, delayed startup of foreign plants and increased worldwide demand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

     The market for the fertilizer, crop protection products and seed distributed by the Company is highly competitive. In 1996, sales attributable to the Company's farm service centers accounted for roughly 5% of total crop production products sold in the U.S. Within the specific market areas served by its farm service centers, however, the Company's share of the market was substantially higher in most instances. The Company's competitors include cooperatives, divisions of diversified agribusiness companies, regional distributors and independent dealers, some of which have substantially greater financial and other resources than the Company.

     Nitrogen fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The Company competes with a number of U.S. producers, and producers in other countries, including state-owned and government-subsidized entities. Some of the Company's principal competitors may have greater total resources and may be less dependent on earnings from nitrogen fertilizer sales than the Company. Some foreign competitors may have access to lower cost or government-subsidized natural gas supplies. Furthermore, as a consequence of recent favorable market conditions for nitrogen producers, additional nitrogen fertilizer production capacity is expected within the next year.

     The methanol industry, like the fertilizer industry, is highly competitive, and such competition is based largely on price, reliability and deliverability. The relative cost and availability of natural gas and the efficiency of production facilities are important competitive factors. Significant determinants of a plant's competitive position are the natural gas acquisition and transportation contracts that a plant negotiates with its major suppliers. Domestic competitors for methanol include a number of large integrated petrochemical producers, many of which are better capitalized than the Company. In addition, the production and trade of methanol has become increasingly global, and a number of foreign competitors produce methanol primarily for the export market. See "Business--Competition."

Damage to Facilities; Natural Hazards

     The operations of the Company may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. However, the Company currently maintains, and expects that it will, to the extent economically feasible, continue to maintain, insurance (including business interruption insurance) in an amount which the Company believes is sufficient to allow the Company to withstand major damage to any of its facilities.

     The Company's nitrogen fertilizer plant in Iowa (the "Port Neal Facility") was the site of a major explosion on December 13, 1994. An investigative committee formed by the Company, which included independent experts, determined that the principal cause of the explosion was a defect in the design of the nitric acid sparger in the neutralizer vessel of the ammonium nitrate plant at the Port Neal Facility. The Company has repaired the facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -Nitrogen Products - Plants."

Environmental Regulation

     The Company's business activities are subject to stringent U.S. and foreign environmental regulations. The Company is also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by applicable laws and regulations. If such materials have been or are disposed of at sites that are targeted for investigation and remediation by regulatory authorities, the Company or subsidiaries thereof, as applicable, may be among those responsible under such laws for all or part of the costs of such cleanup. The Company has been designated as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and analogous state laws with respect to a number of sites. Under such laws, certain classes of persons, including generators of hazardous substances, are subject to claims for response costs, regardless of fault or the legality of original disposal. Such persons may be held jointly and severally liable for such claims. In addition, there can be no assurance that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable so as to have a material adverse effect on the Company's business or financial condition. See "Business--Environmental and Other Regulatory Matters."

     The Company endeavors to comply (and has incurred substantial costs in connection with such compliance) in all material respects with applicable environmental, safety and health regulations. The Company does not expect its continued operation in compliance with such regulations to have a material adverse effect on its results of operations, financial position, net cashflows, or competitive position.

                                  THE COMPANY

     The Company is a leader in each of its three business segments: (i) the distribution of crop production inputs and services, (ii) the manufacture of nitrogen products and (iii) the manufacture of methanol. The Company owns and operates the largest independent farm service center network in North America and is the second largest supplier of crop production inputs in the United States. The Company is also the third largest producer of anhydrous ammonia and the largest producer of nitrogen solutions in the United States and Canada. In addition, the Company is one of the largest U.S. manufacturers and marketers of methanol. In 1996, the Company generated revenues and operating income of $2.3 billion and $295.2 million, respectively.

     The Company's distribution network for fertilizer, crop protection products and seed has grown over the last several years to 421 farm service centers and about 780 affiliated dealer locations serving the United States and the eastern region of Canada, as of May 30, 1997. This growth generally has been the result of a healthy farm economy, acquisitions, additional facilities and aggressive marketing. The Company's distribution network is supplied by both independent sources and the Company's own production facilities, which presently include one crop protection chemical dry flowable and liquid formulation plant and seven other liquid chemical formulation facilities in addition to its nitrogen production facilities. In 1996, distribution revenues and operating income constituted approximately 67% and 9% of the Company's total revenues and operating income, respectively.

     Nitrogen fertilizer is a basic crop nutrient which is applied seasonally by farmers to improve crop yield and quality. Nitrogen fertilizer is produced by combining gaseous nitrogen with hydrogen to form anhydrous ammonia, the simplest form of nitrogen fertilizer, which can be further processed or upgraded into other fertilizer products such as urea and nitrogen solutions. The Company presently owns five nitrogen fertilizer facilities with total annual gross production capacity of 2.7 million tons of ammonia. In 1996, approximately 11% of the Company's fertilizer production tonnage was supplied to its farm service center locations for sale to growers, while the rest was sold to other customers. The Company believes that it is among the lowest cost providers of nitrogen fertilizer in the markets it serves, benefiting from favorable transportation logistics and other operating synergies. The Company suffered a major explosion in December 1994 at the Port Neal Facility, for which it was insured. The Company began producing ammonia again at the facility in late December 1995, and the urea and nitrogen solution upgrading facilities became operational in May 1996. In 1996, nitrogen products revenues (including intercompany sales) and operating income constituted approximately 28% and 85% of the Company's total revenues and operating income, respectively.

     Methanol is used primarily as a feedstock in the production of other chemical products such as formaldehyde, acetic acid, adhesives and plastics. Methanol is also used as a feedstock in the production of MTBE, an oxygenate and octane enhancer used as an additive in reformulated gasoline to provide cleaner burning fuels. The Company's methanol production capacity is approximately 320 million gallons per year, representing approximately 13% of the total United States rated capacity. The Beaumont Facility is the second largest such facility in the U.S. In 1996, methanol revenues and operating income constituted approximately 5% and 6% of the Company's total revenues and operating income, respectively.

     The Company's long-term strategy for growth is to: (i) acquire and upgrade production and distribution facilities, (ii) increase distribution volumes by expanding sales from Company-operated locations and its affiliated dealer network, (iii) change its product mix to include more profitable value-added products and (iv) continue to build customer loyalty by providing value-added services. As part of this strategy, in April 1993, the Company acquired a fertilizer manufacturing facility and 32 farm service centers in Canada; in December 1993, the Company acquired 12 farm service centers in Florida; in September 1994, the Company acquired a minority interest in a 100 location distributor of crop input and protection products in the mid-Atlantic region; in October 1994, the Company acquired AMCI, which provided the Company two fertilizer plants and 1.4 million tons of annual gross production capacity of ammonia as well as the Beaumont Facility; in July 1996, the Company completed a construction project at its Courtright Facility enabling the upgrade of 65,000 tons of ammonia annually into urea and UAN; and in May 1997, the Company acquired 18 farm service centers which include grain operations and are located in or near southern Minnesota. In addition, certain other distribution location acquisitions and manufacturing upgrade projects have been completed during the past few years. The Company will, at an appropriate price, consider a sale or joint venture involving its methanol business.

     The Company's principal executive offices are located at Terra Centre, 600 Fourth Street, P. O. Box 6000, Sioux City, Iowa 51102-6000 and its telephone number is (712) 277-1340.

                     SECURITIES COVERED BY THIS PROSPECTUS

     The 3,000,000 Common Shares covered by this Prospectus are available for use in future acquisitions of other businesses, properties or securities in business combination transactions, which may relate to businesses similar or dissimilar to the Company's businesses. The consideration offered by the Company in such acquisitions in addition to the Common Shares offered by this Prospectus may include cash, debt or other securities (which may be convertible into Common Shares covered by this Prospectus), or assumption by the Company of liabilities of the business being acquired, or a combination thereof. It is contemplated that the terms of each acquisition will be determined by negotiations between the Company and the management or the owners of the businesses or properties to be acquired or the owners of the securities (including newly issued securities) to be acquired, with the Company taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. It is anticipated that Common Shares issued in acquisitions will be valued at a price reasonably related to the market value of the Common Shares at the time the basic terms of the acquisition are tentatively agreed upon or about the time or times of delivery of the Common Shares.

     With the consent of the Company, this Prospectus may also be used by the persons or entities who have received or will receive from the Company Common Shares covered by this Prospectus in connection with the acquisitions of the businesses, properties or securities and who may wish to sell such stock under circumstances requiring or making desirable use of this Prospectus and by certain transferees of such persons or entities. The Company's consent to such use may be conditioned upon such persons or entities agreeing not to offer more than a specified number of shares following amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

     Sales by means of this Prospectus by persons other than the Company may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions on the NYSE (which may involve crosses and block transactions), other exchanges or in the over-the-counter market, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and may receive commissions from the purchasers as well as from the sellers. The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the 1933 Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the 1933 Act may be deemed underwriting compensation under the 1933 Act.

     Stockholders may also offer Common Shares issued in past and future acquisitions or purchased from the Company by means of prospectuses under other registration statements or pursuant to exemptions from the Registration requirements of the 1933 Act, including sales which meet the requirements of Rule 144 or 145(d) under the 1933 Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

     See the inside back cover page of this prospectus for the identity of any persons who have received stock in connection with acquisitions by the Company and with respect to whom the Company has consented to the use of this prospectus in connection with sales of such stock.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Shares of the Company are listed on the NYSE under the symbol "TRA." The following table sets forth, as quoted on the NYSE Composite Tape, the high and low sale prices of the Common Shares, and also sets forth the cash dividends declared per share during such periods:

                                                   Market Price
                                               ------------------        Cash Dividends
                                                High        Low         per Common Share
                                               -------    -------       ----------------
     1995:
   First Quarter...........................     $13.38     $ 9.75             $0.02
   Second Quarter..........................      12.38       9.75              0.02
   Third Quarter...........................      14.88      12.00              0.03
   Fourth Quarter..........................      14.25      11.75              0.03

     1996:
   First Quarter...........................      14.25      11.00              0.03
   Second Quarter..........................      14.25      12.38              0.04
   Third Quarter...........................      15.00      12.00              0.04
   Fourth Quarter..........................      15.00      13.63              0.04

     1997:
   First Quarter...........................      15.00      12.50              0.04
   Second Quarter (through June 10, 1997)..      14.13      10.63              0.04

     See the cover page of this prospectus for a recent sale price of the Common Shares as reported on the NYSE. As of May 30, 1997, there were 4,551 holders of record of Common Shares.

     While the Company intends to continue to pay regular cash dividends on its Common Shares in the future, the decision to do so will be made quarterly by its Board of Directors based upon the Company's earnings, financial position, capital requirements and prospects and such other factors as the Board of Directors deems relevant. The Company's ability to pay cash dividends will be affected by the covenants and other terms of the financing agreements of the Company and its subsidiaries, including the Credit Agreement and the indentures under which the 10 1/2% Notes and the 10 3/4% Notes (each as defined in "Description of Certain Indebtedness and Other Obligations") were issued. As a holding company, the Company's ability to pay dividends will depend on its receipt of funds from its subsidiaries which, in turn, will be affected by the Credit Agreement and other obligations of such subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness and Other Obligations."

                            SELECTED FINANCIAL DATA

     The following table presents (i) selected consolidated historical financial data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 derived from the Company's audited consolidated financial statements, except Summary Operating Data and Other Data, and (ii) selected consolidated historical financial data for the three months ended March 31, 1996 and 1997 derived from the Company's unaudited consolidated financial statements for such periods. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes thereto and other financial information included elsewhere herein.


                                                                                                               Three Months
                                                         Year Ended December 31,                              Ended March 31,
                                   -------------------------------------------------------------------    ------------------------
                                       1992          1993          1994          1995          1996         1996          1997
                                   ----------     ----------    ----------    ----------    ----------    ----------    ----------
                                                         (dollars in thousands)
Income Statement Data:
Total revenues.................    $1,082,191     $1,238,001    $1,665,947    $2,292,173    $2,316,486    $  394,741    $  433,710
Cost of sales..................       910,395      1,026,332     1,344,062     1,657,070     1,722,450       277,517       338,052
Selling, general and
 administrative expenses.......       146,077        172,116       207,333       259,295       300,897        62,080        68,309
Equity in (earnings)
 losses of unconsolidated                  --         (2,275)         (743)       (1,894)       (2,042)        1,081         1,023
  affiliates...................    ----------     ----------    ----------    ----------    ----------    ----------    ----------
Income from operations.........        25,719         41,828       115,295       377,702       295,181        54,063        26,326
Net interest expense...........        (7,533)        (9,683)      (16,541)      (51,086)      (52,845)       (9,234)      (12,774)
Minority interest..............            --             --        (8,809)      (47,234)      (44,485)      (13,169)       (6,910)
                                   ----------     ----------    ----------    ----------    ----------    ----------    ----------
Income from continuing
 operations before
  income taxes.................        18,186         32,145        89,945       279,382       197,851        31,660         6,642
Income tax provision...........        (7,757)        (9,300)      (33,700)     (115,500)      (63,900)      (13,260)       (2,740)
                                   ----------     ----------    ----------    ----------    ----------    ----------    ----------
Income from continuing
 operations....................    $   10,429     $   22,845    $   56,245    $  163,882    $  133,951    $   18,400    $    3,902
                                   ==========     ==========    ==========    ==========    ==========    ==========    ==========
Per Common Share:
   Income from continuing
    operations.................    $     0.15     $     0.33    $     0.77    $     2.01    $     1.72    $     0.23    $     0.05
   Dividends...................            --     $     0.02    $     0.08    $     0.10    $     0.15    $     0.03    $     0.04

Summary Operating Data:
Net fertilizer production
 (thousands of tons)
   Ammonia.....................         404.2          686.1         780.6       1,040.7       1,204.0         333.9         280.0
   Urea........................         126.7          222.6         297.9         560.0         641.5         142.8         166.0
   Nitrogen solutions (UAN)....         759.8          987.3       1,295.2       2,614.7       3,120.5         738.7         853.0
      Methanol Production
       (millions of gallons)...            --             --          81.2         298.9         311.7          84.3          79.6
Revenues by business segment (1)
   Distribution................    $  958,725     $1,019,438    $1,318,416    $1,495,166    $1,573,827    $  222,913    $  260,543
   Nitrogen Products...........       125,659        228,910       296,557       635,126       654,486       153,067       135,918
   Methanol....................            --             --        70,274       194,565       132,533        28,896        42,998

Other Data:
Number of Distribution
 locations owned at end
  of period....................           299            347           355           382           393           389           403

Balance Sheet Data (at end
 of period):
Net working capital............    $  215,817     $  231,287    $  273,941    $  307,873    $  187,157    $  285,519    $  170,325
Net property, plant and
 equipment.....................        91,969        110,670       552,843       694,358       846,353       747,001       848,404
Total assets...................       580,192        634,482     1,687,970     1,867,858     1,969,365     2,074,921     2,140,452
Minority interest..............            --             --       170,630       182,901       173,893       182,843       170,413
Long-term debt (including
 current maturities)...........       133,679        121,384       558,256       411,573       407,312       410,246       405,976
Total stockholders' equity.....       221,476        242,980       418,429       571,583       606,092       590,453       590,751

(1) Includes intercompany sales and excludes revenues not included in any of the three business segments.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Financial Comparability and Overview

     The Company's improved earnings in 1996 and 1995 compared to 1994 reflect favorable market conditions, internal growth and acquisitions which have increased manufacturing and distribution capabilities. The following acquisitions are included in operating results:

     On October 20, 1994, the Company acquired the stock of Agricultural Minerals and Chemicals Inc. (AMCI), for $506 million in cash. Through the AMCI acquisition and subsequent transactions, the Company, including its interest as the general partner, has an approximate 66% ownership interest in ammonia production and upgrading facilities located in Verdigris, Oklahoma and Blytheville, Arkansas. The acquisition also included a wholly owned methanol production facility located in Beaumont, Texas.

     On September 15, 1994, the Company acquired an approximate 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 104-location distributor of crop production products in the mid-Atlantic region with annual sales of approximately $200 million.

     In addition, the Company continues to add distribution locations each year through acquisition of numerous distributors in its marketing area.

Factors That Affect Operating Results

     Factors that may affect the Company's future operating results include:
the relative balance of supply and demand for nitrogen fertilizers and methanol, the number of planted acres - which is impacted by both worldwide demand and governmental policies - the types of crops planted, the effects general weather patterns have on the timing and duration of field work for crop planting and harvesting, the supply of crop production products, the availability and cost of natural gas, the effect of environmental legislation on demand for the Company's products, the availability of financing sources to fund seasonal working capital needs, and the potential for interruption to operations due to accident or natural disaster.

     Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Supply is affected by worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America. Due to several years of favorable economics in the industry, capacity additions in the form of new and expanded production facilities have been undertaken. Consequently, new nitrogen fertilizer suppliers are anticipated to come on-stream during the next few years. If increasing demand is insufficient to absorb new supplies, profit margins would be under pressure.

     Methanol is used as a raw material in the production of formaldehyde, methyl tertiary butyl ether (MTBE), acetic acid and numerous other chemical derivatives. The price of methanol is highly influenced by the supply and demand for each of these secondary markets, in particular MTBE, an oxygenate used in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Future demand for MTBE and methanol will depend on the degree to which Clean Air Act Amendments are implemented and enforced, potential legislation and the willingness of regulatory agencies to grant waivers.

     Due to the higher quantities of crop production products per acre for corn and cotton compared with other major crops, changes in corn and cotton acreages have a more significant effect on the demand for the Company's products and services than changes in other crops. Passage of the 1996 Farm Bill (the Federal Agriculture Improvement and Reform Act of 1996) eliminated annual acreage set-asides and base acreage restrictions for most crops. Additionally, eligible producers may enter into seven year market transition contracts. This Farm Bill will provide farmers more freedom in making decisions regarding what crops are planted. Worldwide grain stocks remain at low levels. Planted acreage for corn is expected to increase in 1997 to nearly 82 million acres from
79.5 million acres in 1996. Planted cotton acreage for 1997 in the U.S. is estimated to decline to 13.7 million acres from 14.7 million acres in 1996.

     Weather can have a significant effect on the Company's operations. Weather conditions that delay or intermittently disrupt field work during the planting and growing season may result in fewer than normal crop production products being applied and/or shift plantings to crops with shorter growing seasons. Similar conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop production products purchased from the Company and its dealer customers. During 1996 planting conditions were unfavorable in many areas of the U.S. causing a reduction in planted acres and use of certain crop production products.

     Reliable sources for supply of crop production products at competitive prices are critical to the Distribution portion of the Company's business. The Company's sources for fertilizer, crop protection products and seed are typically manufacturers without the capability to distribute products to the North American grower. The Company has entered into purchase agreements which should ensure an adequate supply of products for its grower and dealer customers through 1997, with some major supplier agreements extending into 1999.

     The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs, including transportation and forward pricing activities, comprised about 45% of the total costs and expenses associated with the Company's Nitrogen Products segment in 1996. Natural gas costs represented about 61% of the total costs and expenses associated with its Methanol segment in 1996. The Company's natural gas procurement policy is to effectively fix or cap the price of approximately 40% to 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward pricing techniques. The Company believes that there is a sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm contracts to minimize the risk of interruption or curtailment of natural gas supplies during the heating season.

     The Company's Distribution business segment is highly seasonal with the majority of sales occurring during the second quarter in conjunction with spring planting activity. Due to the seasonality of the business and the relatively brief periods during which products can be used by customers, the Company builds inventories during the first quarter of the year in order to ensure timely product availability during the peak sales season. The Company's ability to purchase product at off-season prices and carry inventory until periods of peak demand generally contributes to higher margins. For its current level of sales, the Company requires lines of credit to fund inventory increases and to support customer credit terms. The Company believes that its credit facilities are adequate for expected sales levels in 1997 and for the next several years.

     The Company's manufacturing operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. The Company currently maintains insurance (including business interruption insurance) and expects that it will continue to do so in an amount which it believes is sufficient to allow the Company to withstand major damage to any of its facilities. The Company's Port Neal facility experienced such a casualty on December 13, 1994.

Derivative Financial Instruments

     The Company uses derivative financial instruments to manage risk in the areas of (a) foreign currency fluctuations, (b) changes in natural gas supply prices, (c) changes in interest rates and (d) the effect of methanol prices relative to natural gas prices. See Note 13 to the Consolidated Financial Statements for information on the use of derivative financial instruments.

Results of Operations

Quarter Ended March 31, 1997 Compared With Quarter Ended March 31, 1996

     Consolidated Results. The Company reported net income of $3.9 million, or $0.05 per share, on revenues of $433.7 million for the first quarter of 1997 compared with net income of $18.4 million, or $0.23 per share, on revenues of $394.7 million in 1996. The decline in 1997 net income reflected significant increases to natural gas costs and a slow start to the spring planting season.

     The Company classifies its operations into three business segments:
Distribution, Nitrogen Products and Methanol. The Distribution segment includes sales of products purchased from manufacturers, including the Company, and resold by the Company. Distribution revenues are derived primarily from grower and dealer customers through sales of crop protection products, fertilizers, seed and services. The Nitrogen Products segment represents only those operations directly related to the wholesale sales of nitrogen products from the Company's ammonia manufacturing and upgrading facilities. The Methanol segment represents wholesale sales of methanol from the Company's two methanol manufacturing facilities.

Total revenues and operating income (loss) for the three-month periods ended March 31, 1997 and 1996 were as follows:


(in thousands)                                1997                1996
-----------------------------------------------------------------------------
REVENUES:
Distribution                                $260,543            $222,913
Nitrogen Products                            135,918             153,067
Methanol                                      42,998              28,896
Other - net of intercompany eliminations      (5,749)            (10,135)
-----------------------------------------------------------------------------
                                            $433,710            $394,741
=============================================================================
OPERATING INCOME (LOSS):
Distribution                                $(24,557)           $(23,409)
Nitrogen Products                             38,541              74,334
Methanol                                      13,158               4,029
Other expense - net                             (816)               (891)
-----------------------------------------------------------------------------
                                              26,326              54,063
Interest expense -net                        (12,774)             (9,234)
Minority interest                             (6,910)            (13,169)
-----------------------------------------------------------------------------
Total from operations                       $  6,642            $ 31,660
=============================================================================

     Distribution. Distribution revenues for the 1997 first quarter increased $37.6 million or 16.9% to $260.5 million compared with 1996 results. Expansion of the distribution network from 389 locations to 403 locations in 1997 contributed $8.2 million to the revenue increase. Higher sales of crop protection products primarily to dealer customers contributed $29.1 million to 1997 sales.

     The operating loss for the Distribution segment was $24.6 million in 1997 compared with $23.4 million in 1996. This segment traditionally generates an operating loss during the first quarter. New locations generated a first quarter 1997 operating loss of $.5 million. Selling expense increases due to an expanded sales force and additional equipment in anticipation of the 1997 spring planting season exceeded gross profit increases by $.7 million.

     Nitrogen Products. Nitrogen Products revenues were $135.9 million and $153.1 million for the three months ended March 31, 1997 and 1996, respectively. The decrease in 1997 revenues compared with 1996 was due to lower sales volumes and prices. Ammonia and nitrogen solutions sales volumes declined 12% and 7%, respectively, in the 1997 period compared with the prior year. Additionally, nitrogen solutions and urea prices decreased, contributing to price declines of $5.0 million. The decline in sales volumes and prices was attributable to cold, wet weather and higher inventory levels at dealer locations.

     Operating income for the Nitrogen Products segment was $38.5 million in the first quarter of 1997 compared with $74.3 million for the first quarter of 1996. The decline in operating income was due to significantly higher natural gas costs and lower sales prices. Natural gas costs, which comprised almost 45% of total 1996 annual costs and expenses, increased 68% due to the December 1996 spike in gas prices from cold weather which continued into the first quarter of 1997.

     Methanol. Methanol revenues increased $14.1 million during the first quarter of 1997 in comparison with the same period in 1996. The increase was due to higher methanol sales prices reflecting tight market conditions caused by production outages, delayed startup of foreign plants and increased worldwide demand.

     Methanol operating income for the three months ended March 31, 1997 and 1996 was $13.2 million and $4.0 million, respectively. The increase in methanol sales prices outpaced the 45% increase in the average cost of natural gas and accounted for the increase in operating income. Natural gas costs comprised over 60% of the total 1996 annual cost and expense of methanol operations.

     Other Operating Expense - Net. Other operating expense was $.8 million and $.9 million for the first quarter of 1997 and 1996, respectively. Other operating expense includes expenses not directly related to specific business segments, including certain insurance coverage, corporate finance fees and other costs.

     Interest Expense - Net. Interest expense, net of interest income, was $12.8 million for the first quarter of 1997, compared with $9.2 million for the prior year period. Net interest expense increased due to increased short-term borrowings to fund current operations.

     Income Taxes. Income taxes for the first quarter of 1997 were recorded at an effective tax rate of 41%, comparable to the effective tax rate for the 1996 first quarter.

     Minority Interest. Minority interest, representing primarily third party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), was $6.9 million for the first quarter 1997 compared with $13.2 million in 1996. Minority interest declined primarily due to lower earnings from TNCLP operations.

Fiscal 1996 Compared with Fiscal 1995

     Consolidated Results. The Company reported net income of $134.0 million, or $1.72 per share, on revenues of $2.32 billion for 1996 compared with net income of $159.5 million, or $1.96 per share, on revenues of $2.29 billion in 1995. The 1995 results included an extraordinary loss on early retirement of debt of $4.3 million, or $0.05 per share.

Total revenues and operating income for years ended December 31, 1996 and 1995 were as follows:


(in thousands)                                1996             1995
------------------------------------------------------------------------
REVENUES:
Distribution                             $ 1,573,827     $ 1,495,166
Nitrogen Products                            654,486         635,126
Methanol                                     132,533         194,565
Other - net of intercompany eliminations     (44,360)        (32,684)
------------------------------------------------------------------------
                                         $ 2,316,486     $ 2,292,173
========================================================================
OPERATING INCOME:
Distribution                             $    25,268     $    41,207
Nitrogen Products                            255,263         263,787
Methanol                                      18,520          77,138
Other expense - net                           (3,870)         (4,430)
------------------------------------------------------------------------
                                             295,181         377,702
Interest expense -net                        (52,845)        (51,086)
Minority interest                            (44,485)        (47,234)
------------------------------------------------------------------------
Total from operations                    $   197,851     $   279,382
========================================================================


     Distribution. Distribution revenues for the year ended December 31, 1996 increased 5.3% to $1.57 billion from the comparable 1995 period. New locations in 1996 contributed $69.0 million to the increase in revenues. Same store revenues did not significantly change in 1996 due to adverse weather conditions, change in mix of crops, lower insect pressure and the economic condition of some growers.

     Operating income for the Distribution segment amounted to $25.3 million for 1996 in comparison with $41.2 million for 1995. Provisions for doubtful accounts increased $8.1 million in 1996 as a result of two consecutive years of drought conditions across Southern markets. Growth of the Distribution network to 393 locations from 382 in 1995 increased gross profits by $12.7 million but also increased selling expenses by $11.7 million. Expense increases resulting from an expanded sales force and additional equipment at existing locations to meet demands for services and products in the 1996 season exceeded increases to gross profits by approximately $8 million.

     Nitrogen Products. Nitrogen Products revenues increased $19.4 million to $654.5 million for 1996 in comparison with 1995 due to greater sales volumes for ammonia and nitrogen solutions partly offset by lower sales volumes for urea and lower prices. Sales volumes increased as a result of the start-up of the Port Neal manufacturing plant which began producing ammonia in December 1995 and nitrogen solutions in May 1996.

     Nitrogen Products 1996 operating income of $255.3 million was $8.5 million less than 1995. Earnings attributable to the 1996 start-up of the Port Neal plant approximated 1995 business interruption proceeds. Price declines of $20.7 million were partially offset by natural gas cost savings of $18.3 million for 1996 compared with 1995. The use of financial derivatives to forward price natural gas costs more than offset an approximate 27% increase in the 1996 spot market price of natural gas compared with 1995. Non-recurring costs of $4.2 million were incurred in 1996 as a result of staff reductions at the Courtright manufacturing plant.

     Methanol. Methanol revenues in 1996 and 1995 totaled $132.5 million and $194.6 million, respectively. Revenues declined in 1996 as the result of significantly lower selling prices. Prices fell almost one-third from $0.62 per gallon in 1995 to $0.42 per gallon in 1996.

     Methanol operating income for 1996 was $18.5 million while 1995 operating income was $77.1 million. Lower selling prices reduced 1996 Methanol operating income but were partially offset by lower natural gas costs. Natural gas costs were lower as the use of financial derivatives to forward price a majority of the natural gas requirements more than offset an approximate 27% increase in the spot market price of natural gas for 1996 in comparison with 1995. The Company expects methanol prices to continue within their "normal" historical range of $0.30 to $0.60 per gallon.

     Other Operating Expense - Net. Other operating expense was $3.9 million in 1996 compared with $4.4 million in 1995. Other expense includes expenses not directly related to individual business segments, including certain insurance coverages, corporate finance fees and other costs.

     Interest Expense - Net. Net interest expense of $52.8 million in 1996 approximated 1995 amounts for the year ended December 31, 1996.

     Minority Interest. Minority interest, representing primarily third party unitholder interest in the earnings of Terra Nitrogen Company, L.P. (TNCLP), totaled $44.5 million in 1996 compared with $47.2 million in 1995. Minority interest declined due primarily to the purchase of Senior Preference Units
(SPUs) by the Company in the second and third quarters of 1995.

     Income Taxes. Income tax expense was recorded at an effective rate of 32.3% for the year ended December 31, 1996 compared with 41.3% in 1995. During 1996 the Company purchased tax benefits from a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Company which reduced the effective rate by 9.1%.

Fiscal 1995 Compared with Fiscal 1994

     Consolidated Results. The Company reported net income of $159.5 million, or $1.96 per share, on revenues of $2.29 billion in 1995 compared with net income of $56.6 million, or $0.78 per share, on revenues of $1.67 billion in 1994. Results for 1995 include a full year's effect of the AMCI acquisition which took place on October 20, 1994. The effect of including a full year of operations of the acquired business increased 1995 revenues by $433 million and net income by $60 million. Other significant factors that contributed to a successful 1995 were continued growth in the Distribution segment despite a reduction in planted acres, a 24% increase in nitrogen prices and natural gas costs which averaged 15% less than the prior year.

Total revenues and operating income for the years ended December 31, 1995 and 1994 were as follows:

                                              Pro Forma
                                                1994
(in thousands)                 1995    (unaudited - see below)      1994
--------------------------------------------------------------------------------
REVENUES:
Distribution              $ 1,495,166        $ 1,318,416        $ 1,318,416
Nitrogen Products             635,126            539,152            296,557
Methanol                      194,565            246,404             70,274
Other - net                   (32,684)           (19,145)           (19,300)
--------------------------------------------------------------------------------
                          $ 2,292,173        $ 2,084,827        $ 1,665,947
================================================================================
OPERATING INCOME:
Distribution              $    41,207        $    33,784        $    33,784
Nitrogen Products             263,787            111,961             48,369
Methanol                       77,138            129,888             42,679
Other expense - net            (4,430)            (9,466)            (9,537)
--------------------------------------------------------------------------------
                              377,702            266,167            115,295
Interest expense - net        (51,086)           (49,367)           (16,541)
Minority interest             (47,234)           (34,916)            (8,809)
--------------------------------------------------------------------------------
Total from operations     $   279,382        $   181,884        $    89,945
================================================================================


     The unaudited, pro forma results of operations have been prepared to give effect to the Company's (i) acquisition of AMCI, (ii) issuance of 9.7 million Common Shares, and (iii) borrowing under a credit agreement entered into in connection with the acquisition, assuming that all such transactions had occurred on January 1, 1994. The pro forma financial data is presented for informational purposes only and is not necessarily indicative of the results that actually would have been obtained if the transactions had occurred on January 1, 1994.

     Distribution. Distribution revenues were $1.50 billion in 1995 compared with $1.32 billion in 1994, an increase of 13%. Higher volumes and the expansion of the retail distribution network contributed to increased sales despite wet weather during the spring planting season and a reduction in planted acres. Same store sales increased by approximately 7%. About $100 million of the 1995 sales growth consisted of increased retail chemical sales including sales of Terra's own brand of Riverside products. Riverside product sales increased by $19 million. Distributed fertilizer sales increased $62 million. Seed and other sales and services increased by $17 million.

     Operating income for the Distribution business was $41.2 million in 1995 compared with $33.8 million in 1994. Overall gross profits increased by approximately $50 million. Increased sales volumes added approximately $30 million in gross profits while higher margin grower and Riverside brand sales accounted for the remainder. Selling, general and administrative expenses increased $42.6 million. An estimated 60%, or $25 million, of the expense increase relates to expansion of the Distribution business. The remaining increase of $17 million includes increased marketing and promotional spending, an increase in bad debt experience from 1994 and inflationary cost increases.

     Nitrogen Products. Nitrogen Products revenues were $635 million in 1995 compared with $297 million in 1994. The increase reflects the inclusion in the Company's Consolidated Financial Statements of a full year of results from the Verdigris, Oklahoma and Blytheville, Arkansas ammonia plants acquired in October 1994. The acquired plants raised the Company's total production capacity from
1.3 million to 2.7 million gross tons of ammonia. Revenues also increased as a result of an approximate 24% increase in prices.

     Operating income for the Nitrogen Products business was $264 million in 1995 compared with $48 million in 1994. The increase reflects a full year of results from the Verdigris, Oklahoma and Blytheville, Arkansas plants as well as the effect of the approximate 24% increase in prices. Additionally, natural gas costs decreased by approximately 15% compared with 1994 costs. The increase in operating margin to 42% in 1995 from 16% in 1994 primarily reflects the change in nitrogen prices and natural gas costs.

     Methanol. Methanol revenues were $195 million in 1995 compared with $70 million in 1994. The increase reflects the inclusion in the Company's Consolidated Financial Statements of a full year of results from the Beaumont, Texas methanol facility, which was acquired in October 1994, and a full year of operation of the Company's Woodward, Oklahoma plant, whose capacity was partially converted from ammonia to methanol production in April 1994. The production capacities of the two plants are 280 million gallons per year and 40 million gallons per year, respectively.

     Operating income totaled $77 million in 1995 compared with $43 million in 1994. Prices for methanol rose rapidly in the fourth quarter of 1994 and then fell sharply in February, March and April of 1995. The reduction in operating margin from 61% in 1994 to 40% in 1995 primarily reflects the decline in selling prices. Gross profits were $82.6 million in 1995 compared with $44.8 million in 1994. Selling, general and administrative expenses were $5.5 million in 1995 compared with $2.1 million in 1994.

     In October 1994, the Company entered into the Methanol Hedging Agreement. Under the Methanol Hedging Agreement the Company is required to make payments should the market price of methanol increase in relation to the cost of natural gas for defined quantities of production. As a result of the unusually high methanol prices at the end of 1994, $15.9 million was accrued as payable under the Methanol Hedging Agreement. This accrual was reversed in 1995 as prices declined to lower levels. The effect of the accrual and its subsequent reversal was to decrease 1994 revenues and operating income by $15.9 million and increase 1995 revenues and operating income by a like amount.

     Other Operating Expense - Net. Other operating expense was $4.4 million in 1995 compared with $9.5 million in 1994. Other operating expense consists of corporate level expenses, including certain insurance coverages, corporate finance fees and other costs.

     Interest Expense - Net. Interest expense, net of interest income, totaled $51.1 million in 1995 compared with $16.5 million in 1994. The increase was principally the result of higher interest expense due to additional debt in connection with the acquisition of AMCI.

     Minority Interest. Minority interest, representing third party unitholder interest in the earnings of TNCLP, increased to $47.2 million in 1995 compared with $8.8 million in 1994. The increase was due to the inclusion of a full year of operations of TNCLP in the Company's Consolidated Financial Statements and the effect of higher nitrogen prices on TNCLP's results.

     Income Taxes. Income tax provision was recorded at an effective rate of 41.3% for 1995 compared with 37.5% for 1994. The increased rate results primarily from the amortization of goodwill from the AMCI acquisition which is not deductible for tax purposes.

Liquidity and Capital Resources

     The Company's primary uses of funds will be to fund its working capital requirements, make payments on its indebtedness and other obligations, make quarterly distributions to minority interests, disburse quarterly dividends on common stock, and make capital expenditures and acquisitions. The principal sources of funds will be cash flow from operations and borrowings under available bank facilities. The Company believes that cash from operations and available financing sources will be sufficient to meet anticipated cash requirements.

     Cash used for operations in the first three months of 1997 was $8.3 million. Working capital balances increased $38.7 million for the first three months of 1997 due to the seasonal nature of the Company's operations. The Company has available a $355 million revolving credit facility for domestic working capital needs. As of March 31, 1997, $103.0 million was outstanding under this facility.

     Cash used for investing activities was $20.3 million in the first three months of 1997, $15.4 million funded investments in plant and equipment. Cash used for acquisitions ($5.7 million) represents amounts paid to acquire new locations for the Company's distribution network.

     The rebuild of the Port Neal manufacturing plant was substantially complete in 1996. The Company began construction in the third quarter of 1996 on a $23 million nitric acid plant at Port Neal with the facility expected to be fully operational by the end of 1997. The Company expects 1997 capital expenditures, exclusive of expenditures related to the Port Neal nitric acid plant and the acquisition of retail distribution locations, to approximate $67 million consisting of efficiency improvements at manufacturing facilities, the expansion of existing service centers and routine replacement of equipment.

     As of March 31, 1997, the Company has received $203 million in insurance payments in connection with the repair of its Port Neal Facility. The Company presented documentation to the insurance carriers supporting expenditures in excess of $350 million to rebuild the plant and to compensate for the property damage and business interruption losses. The Company filed a complaint in April 1997 in federal court against its property insurance carriers alleging the carriers have failed to act in a timely manner to handle the claim or to acknowledge their obligations to pay the amounts owed. The complaint seeks, among other things, monetary damages in excess of $150 million.

     On April 30, 1996, the Board of Directors of the Company authorized the repurchase of up to 8.5 million Common Shares on the open market and through privately negotiated transactions over the ensuing fifteen months. As of May 31, 1997, the Company had repurchased 8.5 million shares for $114 million.

     During the first three months of 1997, the Company and its subsidiaries distributed $.61 per unit, or $3.2 million, to minority Senior Preference Unitholders, paid a dividend rate of 7.50%, or $.5 million, to minority preferred stock shareholders, and paid a dividend of $0.04 per Common Share which totaled $3.0 million.

     Pursuant to the provisions of the Terra Nitrogen Company, L.P. (TNCLP) Agreement of Limited Partnership, the holders of all Senior Preference Units
(SPUs) had the right, through March 31, 1997, to convert their SPUs into Common Units on a one-for-one basis. As of March 31, 1997, approximately 13.3 million of the 13.6 million previously issued and outstanding SPUs converted to Common Units. The 307,202 SPUs which did not convert to Common Units were redeemed by TNCLP on May 27, 1997 for $22.105 per unit, which includes a $0.605 distribution per unit for the first quarter of 1997.

     On April 3, 1997 TNCLP announced a cash distribution of $.90 per Common Unit to holders of record as of April 18, 1997, payable on April 30, 1997. This distribution represents the balance of available cash for the fourth quarter of 1996.

     On April 22, 1997, TNCLP announced a cash distribution for the quarter ended March 31, 1997 of $1.02 per Common Unit to holders of record as of May 5, 1997, payable on May 27, 1997. The cash distribution for the first quarter included $18.5 million from the elimination of the reserve amount required to support four quarters of minimum quarterly distributions on the SPUs. Due to the redemption of the SPUs on May 27, 1997, this reserve amount is no longer required to be maintained.

     Cash balances at March 31, 1997 were $44.6 million of which $5.4 million is used to collateralize letters of credit supporting recorded liabilities.

                                    BUSINESS

General

     The Company is a leader in each of its three business segments: (i) the distribution of crop production products and services, (ii) the manufacture and marketing of nitrogen products and (iii) the manufacture and marketing of methanol. The Company owns and operates the largest independent farm service center network in North America and is the second largest supplier of crop production products in the United States. The Company is also one of the largest producers of anhydrous ammonia and nitrogen solutions in the United States and Canada. In addition, the Company is one of the largest U.S. manufacturers and marketers of methanol.

     The Company's distribution network serves the United States and the eastern region of Canada and includes, as of May 30, 1997:

          .  421 farm service centers and

          .  about 780 affiliated dealer locations.

     The Company's production facilities are comprised of:

          . five nitrogen fertilizer plants, which are located in Oklahoma (the "Woodward Facility" and the "Verdigris Facility"), Iowa (the "Port Neal Facility"), Ontario, Canada (the "Courtright Facility") and Arkansas (the "Blytheville Facility");

          . a methanol production plant, which is located in Texas (the "Beaumont Facility") (the Woodward Facility also includes methanol production capacity);

          . a crop protection products formulation plant, which is located in Arkansas (the "Blytheville Formulation Facility"); and

          . seven additional liquid crop protection product formulation facilities.

     For certain financial information regarding the Company's industry segments (Distribution, Nitrogen Products and Methanol), see Note 21 to the Company's Consolidated Financial Statements included elsewhere herein.

Distribution

     The Company's farm service center network is a distribution and marketing system for a comprehensive line of fertilizers, crop protection products, seed and services. The Company's customers are primarily farmers and dealers located in the midwestern and southern regions of the United States, and the eastern region of Canada.

     Products. The Company markets a comprehensive line of crop protection products (herbicides, insecticides, fungicides, adjuvants, plant growth regulators, defoliants, desiccants and other products), fertilizer (nitrogen, phosphates, potash and micronutrients) and seed.

     Although most crop protection products marketed by the Company are manufactured by unaffiliated suppliers, the Company also markets its own Riverside(R) brand products. Riverside(R) products represented approximately 14% of the Company's total crop protection product sales in 1996. As of December 31, 1996, the Riverside(R) line included approximately 170 products, of which 13 were added in 1996. The Riverside(R) line of products consists of herbicides, insecticides, fungicides, adjuvants, seed treatments, plant growth regulators, defoliants and desiccants. The majority of Riverside(R) products are formulated or packaged in facilities owned by the Company. The Riverside(R) line includes several formulations produced exclusively by the Company, but does not include patented agricultural chemicals. Riverside(R) products generally provide higher margins for the Company than products manufactured by unaffiliated suppliers. The sale of such products, however, involves additional costs, including the cost of maintaining inventory, disposing of excess inventory and potentially greater liability for product defects. The Company possesses and processes the registrations required by the EPA for Riverside(R) pesticide products.

     The Company markets several major seed brands and, in its United States marketing area, is one of the largest independent seed distributors. The Company focuses marketing efforts on proprietary Terra brand corn hybrids, soybean, wheat and cotton seed varieties, which generally provide higher margins. These products represented approximately 15% of the Company's total seed sales in 1996. The Company also features dekalb brand seed in the Midwest.

     Services. In addition to selling products used to grow crops, the Company's farm service centers offer a wide variety of services to grower customers. These services include soil and plant tissue analysis, crop production program recommendations, custom blending of fertilizers, field application services, field inspections for pest control and crop program performance follow-up. The farm service centers utilize the Company's Ag Analytical Services laboratory in Elida, Ohio to analyze nutrient levels in soil and plant tissue samples. Analytical results are down-loaded to a mainframe computer located at the company headquarters in Sioux City, Iowa. These results are readily accessible to most farm center locations through computer terminal links to the mainframe. The results of these tests are used by the Company's proprietary CropMaster(R) program to provide specific, localized soil fertility recommendations for specific crops on a field-by-field basis. Recommendations can be made for practically all crops grown in the Company's markets. The program also provides "least cost" nutrient blending formula recommendations, makes seed variety recommendations based on hybrid characteristics and other factors important to the individual grower, and maintains crop input records for grower customers.

     Terra has made a strong commitment to its customers by taking an active role in "precision agriculture". Precision agriculture relies on global positioning satellites to identify site-specific locations in a field where soil sampling shows that specific nutrients are needed. Variable rate applicators and yield monitors apply crop inputs and record yields using the same satellite data. The Company has invested in hardware, software and people to meet the demand of its Precision in Agriculture(TM) program.

     In connection with product sales to dealers, the Company provides warehousing and delivery services. For selected dealer customers, the Company offers a service package called MarketMaster(TM). The package includes environmental and safety audits, business management and agronomic training courses, access to the Company's Ag Analytical Services laboratory, use of CropMaster(R) program and other services. The Company had 397 MarketMaster(TM) dealer sites as of May 30, 1997.

     Marketing and Distribution. The Company markets its products primarily to agricultural customers, including both dealers and growers. For 1996, approximately 73% of the Company's distribution revenues were attributable to grower sales through farm service center locations and approximately 27% were attributable to sales to dealers.

     The Company also markets its products through its Professional Products(R) group to non-farm customers, including turf growers, nurseries, golf courses, parks, athletic facilities and utility companies. The Company offers these customers herbicides, insecticides, fungicides, fertilizer, adjuvants, plant growth regulators, seed and agronomic services. The Professional Products(R) personnel generally utilize the Company's farm service centers, for delivery, billing and other systems and services.

     The Company's distribution operations are organized into Northern, Southern and Western Divisions, which as of December 31, 1996 are divided into 12 separate geographical regions for management purposes. Field personnel receive regular training through Terra University(R), a series of courses designed to develop skills in agronomy, management, sales, environmental responsibility, personal safety and crop inputs application. The field salespeople are supported by the Ag Analytical Services laboratory, a staff of technical service representatives and research stations where the efficacy of various crop protection products and the performance of numerous seed varieties are tested.

     Properties. The Company's farm service centers are located on a combination of owned and leased properties and a majority of the buildings and other improvements thereon are owned in fee. The leases have varying expiration dates through the year 2007. The Company also leases or, in some cases, owns a number of additional fertilizer storage facilities and various rolling stock equipment.

     Product Formulations. The Company's Blytheville Formulation Facility formulates dry flowable ("DF") crop protection products and liquid crop protection products in separate production processes at the same location. DF formulations are dry, water-dispersible granules that are mixed with water before application. Liquid formulations are water based or solvent based products that are also mixed with water before application. As of December 31, 1996, the Blytheville Formulation Facility formulated five DF products and eight liquid products. Approximately 30% of the plant's volume in 1996 was attributable to the Company's own Riverside(R) brand product line. The Blytheville Formulation Facility is owned in fee.

Nitrogen Products

     Nitrogen is one of three primary nutrients essential for plant growth. Nitrogen fertilizer products must be reapplied each year in areas of extensive agricultural usage because of absorption by crops and leaching from the soil. There are currently no substitutes for nitrogen fertilizer in the cultivation of high-yield crops.

     The Company is a major producer and distributor of nitrogen products, principally fertilizers. The Company's principal nitrogen products are ammonia, urea and urea ammonium nitrate solution ("UAN"). A significant portion of the Company's ammonia production is upgraded into other nitrogen fertilizer products such as urea and UAN.

     Products. Although, to some extent, the various nitrogen fertilizer products are interchangeable, each has its own distinct characteristics which produce agronomic preferences among end users. Farmers decide which type of nitrogen fertilizer to apply based on the crop planted, soil and weather conditions, regional farming practices, relative nitrogen fertilizer prices and the cost and availability of appropriate storage, handling and application equipment.

     Ammonia. Anhydrous ammonia is the simplest form of nitrogen fertilizer and is the feedstock for the production of most other nitrogen fertilizers, including urea and UAN. It is produced by natural gas reacting with steam and air at high temperatures and pressures in the presence of catalysts. It has a nitrogen content of 82% by weight and is generally the least expensive form of fertilizer per pound of nitrogen. Ammonia has a distinctive odor and requires refrigeration or pressurization for transportation and storage.

     Urea. Urea is produced for both the feed and fertilizer market by converting ammonia into liquid urea, which can be turned into a solid form. Urea has a nitrogen content of 46% by weight, the highest level for any solid nitrogen product. The Company produces both solid urea in the granulated form, generally for the fertilizer market, and urea liquor for feed supplements.

     UAN. The Company produces UAN at all five of its fertilizer manufacturing facilities. The Verdigris Facility in Oklahoma is the largest UAN production facility in North America. UAN is produced by combining liquid urea and liquid ammonium nitrate in water. The nitrogen content of UAN is typically 28% to 32% by weight. UAN is a liquid fertilizer and, unlike ammonia, is generally odorless and does not need to be refrigerated or pressurized for transportation or storage.

     UAN may be applied separately or may be mixed with various crop protection products, permitting the application of several materials simultaneously, thus reducing energy and labor costs and accelerating field preparation for planting. In addition, UAN may be applied from ordinary tanks and trucks and can be sprayed or injected into the soil, or applied through irrigation systems, throughout the growing season. UAN is relatively expensive to transport and store because of its high water content. Due to its stable nature, UAN may be used for no-till row crops where fertilizer is spread upon the surface but may be subject to volatilization losses. The use of conservation tilling, which reduces erosion, is increasing in the United States, and the Company believes this trend, if continued, should increase UAN demand.

     The Company's sales mix of its three principal nitrogen products for the years ended December 31, 1996, 1995 and 1994 (including TNLP on a pro forma basis) was approximately (based on tons sold):


                                    1996   1995   1994
                                    ----   ----   ----
                         Ammonia     23%    25%    25%
                         Urea        13%    14%    16%
                         UAN         64%    61%    59%

     Plants. All the Company's plants are integrated facilities for the production of ammonia, liquid urea and UAN. In addition, the Blytheville Facility produces granular urea and the Courtright Facility produces solid ammonium nitrate and granular urea. The following nitrogen fertilizer facilities are operated by the Company:

                                             Gross Annual
                                          Ammonia Production    Year when Terra first    Year facility
                                            Capacity (tons)       acquired interest          built
                                            ---------------       -----------------          -----
Port Neal Facility (Iowa)                       345,000                  1965                 1967*
Woodward Facility (Oklahoma)                    390,000**                1976                 1978
Courtright Facility (Canada)                    480,000                  1993                 1985
Verdigris Facility (Oklahoma)                 1,050,000                  1994
     First ammonia and UAN plant                                                              1975
     Second ammonia plant                                                                     1977
     Second UAN plant                                                                         1979
Bytheville Facility (Arkansas)                  420,000                  1994
     Ammonia plant                                                                            1967
     Urea plant                                                                               1975
                                              ---------
             Total                            2,685,000

    *This facility was substantially rebuilt in 1995 and 1996.
   **Ammonia capacity depends, in part, on desired rate of methanol production at this facility.

     Each of the Company's five fertilizer manufacturing facilities is designed to operate continuously, except for planned biennial shutdowns for maintenance and installation of efficiency improvements. Capacity utilization (gross tons produced divided by capacity tons at expected operating rates and on stream factors) of the Company's fertilizer manufacturing facilities for each of the years ended December 31, 1996, 1995 and 1994, in the aggregate, was approximately 101%, 97% and 95%, respectively.

     The Port Neal Facility was the site of a major explosion on December 13, 1994. An investigative committee formed by the Company, which included independent experts, determined that the explosion was caused primarily by a defect in the design of the nitric acid sparger in the neutralizer vessel of the ammonium nitrate plant. The Company repaired the facility, with ammonia production resuming in December 1995 and the urea and UAN upgrading facilities production resuming in May 1996. Property damage and business interruption insurance payments received thus far have been used to fund, in part, the plant repair and to recover lost profits. Terra has invested additional funds for other enhancements and improvements at the Port Neal Facility. Terra filed a complaint in April 1997 in federal court against its property insurance carriers alleging the carriers have failed to act in a timely manner to handle the claim or to acknowledge their obligations to pay the amounts owed. The complaint seeks, among other things, monetary damages in excess of $150 million.

     In August 1996, the Company announced a $23 million capital project to increase nitric acid production which will increase annual UAN production to 810,000 tons from 490,000 tons at the Port Neal Facility. The project is currently expected to be operational by the end of 1997.

     The Company owns in fee the real estate on which the Port Neal Facility is located and has a 75% ownership interest in the related improvements after transferring the improvements in September 1995 to a subsidiary, Port Neal Holdings, Inc., that was structured to finance and complete the reconstruction of such facility through its wholly owned subsidiary, Port Neal Corporation. Various agreements between the Company and certain subsidiaries were entered into with Port Neal Holdings, Inc. and/or Port Neal Corporation in connection with this series of transactions, including intercompany debt obligations and lease arrangements.

     The Woodward Facility is owned in fee.

     The Courtright Facility's liquid urea and granulation capacities increased as a result of a $32 million plant upgrade project substantially completed in early 1996 and fully completed in July 1996. The project enables the upgrade of up to 65,000 tons of ammonia annually into urea and UAN. The Company owns the Courtright Facility in fee after exercising a $55 million purchase option under its lease financing agreement in late 1996.

     Located at the Verdigris Facility are two ammonia plants, two nitric acid plants and two UAN plants and the Port Terminal. The plants are owned in fee by TNLP, while the Port Terminal is leased from the Tulsa-Rogers County Port Authority. The leasehold interest is scheduled to expire in April 1999, and TNLP has the option to renew the lease for two additional, consecutive terms of five years each.

     The Blytheville Facility consists of an anhydrous ammonia plant, a granular urea plant and a UAN plant. The UAN plant began production in late 1994. The ammonia plant at the Blytheville Facility is leased from the City of Blytheville at a nominal annual rental. The lease term is scheduled to expire in November 1999, and TNLP has the option to extend the lease for twelve successive terms of five years each at the same rental rate. TNLP has the unconditional right to purchase the plant for a nominal price at the end of the lease term (including any renewal term). The urea plant is also leased from the City of Blytheville. The lease is scheduled to expire in November 1999, and TNLP has the option to renew the lease for four successive periods of five years each at a nominal annual rental. TNLP also has an option to purchase the urea plant for a nominal price.

     Marketing and Distribution. The Company's principal customers for its manufactured nitrogen products are independent dealers, national retail chains, cooperatives and industrial customers. Industrial customers accounted for approximately 12.5% of the Company's 1996 total tons of its manufactured nitrogen products. In 1996, approximately 11% of the Company's fertilizer production tonnage was supplied to its farm service center locations for sale to growers, while the rest was sold to outside customers. In 1996, no outside customer accounted for greater than 10% of total manufactured nitrogen fertilizer revenues.

     The Company's production facilities, combined with significant storage capacity in about 60 locations, throughout the Midwestern U.S. and in other major fertilizer consuming regions allow it to be a major supplier of nitrogen fertilizers.

Methanol

     The Company substantially increased its participation in the methanol industry in October 1994 with the acquisition of the Beaumont Facility. The Company has approximately 320 million gallons of annual methanol production capacity, representing approximately 13% of the total United States rated capacity in production at the end of 1996.

     Product. Methanol is a liquid petrochemical made primarily from natural gas. It is used as a feedstock in the production of other chemical products such as formaldehyde, acetic acid and chemicals used in the building products industry. Methanol is also used as a feedstock in the production of MTBE, an oxygenate used as an additive in reformulated gasoline and an octane enhancer used in non-reformulated gasoline. Reformulated gasoline has lower volatility and is less aromatic than non-reformulated gasoline. The methanol manufacturing process involves heating the natural gas feedstock, mixing it with steam and passing it over a nickel-based catalyst, which breaks it down into carbon monoxide, carbon dioxide and hydrogen. This reformed gas is then cooled, compressed and passed over a copper-zinc based catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water. In order to convert it to high-purity chemical grade methanol suitable for sale, the crude methanol is distilled to remove the water and other impurities.

     Plants. During the first half of 1994, the Company completed the capital improvements necessary for optional production of methanol, offsetting up to about 25% of the Woodward Facility's ammonia capacity. The design of the Woodward Facility enabled this conversion to be accomplished for approximately $16 million of capital spending, which the Company believes is approximately half the capital cost required to convert most other ammonia plants to methanol production. The Company has up to about 40 million gallons of annual methanol capacity at the Woodward Facility and this facility produced 25 million, 36 million and 31 million gallons in each of 1994, 1995 and 1996, respectively. This facility is owned by the Company in fee.

     The Beaumont Facility is the second largest methanol production plant in the United States, with approximately 280 million gallons of annual methanol capacity. This facility produced 286 million, 263 million and 280 million gallons in each of 1994, 1995 and 1996, respectively. The plant and processing equipment at the Beaumont Facility are owned by BMLP, and the land is leased from E.I. du Pont de Nemours and Company ("DuPont"), for a nominal annual rental under a lease agreement which expires in 2090. Because the Beaumont Facility is entirely contained in a complex owned and operated by DuPont (the "Beaumont Complex"), BMLP depends on DuPont for access to the Beaumont Facility. BMLP also relies on DuPont for access and certain essential services relating to the wharf located at the Beaumont Complex through which most of the finished methanol product is shipped to customers. BMLP also depends on DuPont for access to the pipelines used to transport methanol and to obtain natural gas, as well as for certain utilities and waste water treatment facilities and other essential services.

     Marketing and Distribution; Contracts. Methanol customers are primarily large chemical or MTBE producers located in the United States; however, some product is exported to, for example, Central and South America.

     BMLP has a number of long-term methanol sales contracts, the most significant of which is with DuPont. In 1996, BMLP sold approximately 62% of its production under such contracts. At December 31, 1996, BMLP had contracted to sell approximately 63% of its 1997 scheduled production at prices indexed to published sources. Most of the these sales contracts (other than the DuPont contract) cover fixed volumes and have terms of up to three years.

     Under the DuPont contract, as amended, DuPont has agreed to purchase 108 million gallons of methanol through 1997 and 54 million gallons of methanol each year thereafter until 2001 (representing 39% and 19%, respectively, of the Beaumont Facility capacity). The price for the methanol delivered under the DuPont contract is generally indexed to a published source. The DuPont contract will continue in effect after the initial term unless terminated by either party on two years' notice.

     Under a methanol hedging agreement, BMLP received a $4 million lump sum payment in exchange for agreeing to make payments based on the market prices of methanol and natural gas for the periods October 20, 1994 to December 31, 1995, calendar year 1996 and calendar year 1997. No payment was due for the initial period or for calendar year 1996. BMLP will be required to make a payment under the methanol hedging agreement if 1997 methanol prices are high relative to natural gas prices as compared with historical price levels. Through the Beaumont Facility and the Company's other methanol production capabilities, the Company will benefit from such market price differences at any time it is required to make payments under such agreement. As a result of making any such payments, however, BMLP will not benefit fully from substantial increases in the price of methanol during the remaining term of the methanol hedging agreement.

Credit

     A substantial portion of the Company's sales to its grower and dealer customers is made on credit terms customary in the industry. The Company also maintains a grower financing program to provide secured, interest-bearing financing to qualified grower customers for their operating and crop input requirements on extended payment terms. The Company provided approximately $65 million in 1994, $88 million in 1995 and $66 million in 1996 in credit lines to grower customers under this program. Although there is additional credit risk associated with the grower finance program, it is mitigated through a well defined application, screening and approval process.

     The Company's bad debt experience is affected by the financial condition of its customers which, in turn, is affected by weather conditions, insect pressure and other factors. Bad debt write offs were $2.8 million in 1994, $7.3 million in 1995 and $17.9 million in 1996. This increase is due principally to two years of drought conditions in the South and mid-South regions of the U.S. as well as significantly less insect pressure than is typical.

Seasonality and Volatility

     The agricultural crop production products business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to be available for seasonal sales, requiring significant storage capacity. Inventory accumulations are financed by suppliers or short-term borrowings, which are retired with the proceeds of the sales of such inventory. In times of lower demand, the Company can reduce purchases of crop inputs for the distribution portion of its business, thereby decreasing inventory carrying costs. In the past, over half of the Company's sales generally occurred during the second quarter of each year. This seasonality also generally results in higher fertilizer prices during peak periods, with prices typically reaching their highest point in the spring, decreasing in the summer, increasing in the fall (as depleted inventories are restored) through the spring.

     The agricultural crop production products business can also be volatile as a result of a number of other factors, the most important of which, for U.S. markets, are weather patterns and field conditions (particularly during periods of high fertilizer consumption), quantities of fertilizers imported to and exported from North America and current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets. U.S. governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices. The U.S. farm bill passed in 1996 put an end to acreage reduction and production control measures, allowing farmers more flexibility in planting. Because of factors which are outside of the Company's control, including the production capacity of competitors, there can be no assurance that the relatively high nitrogen fertilizer price levels recently achieved will continue.

     As with any commodity chemical, the price of methanol can be volatile. The industry has experienced cycles of oversupply, resulting in depressed prices and idled capacity, followed by periods of shortage and rapidly rising prices. Methanol prices since mid-1995 have remained near historically "normal" levels after reaching uncharacteristically high levels in late 1994 and early 1995. During 1994, several factors combined to create a tight market that dramatically increased prices: increased world demand for methanol, a large number of plant shutdowns and turnarounds in the industry and the phase-in of federally mandated standards for reformulated gasoline. Future demand for methanol will depend in part on the regulatory environment with respect to reformulated gasoline. Most methanol sold in the U.S. is sold pursuant to long-term contracts based on market index pricing and a fixed volume.

Raw Materials

     The principal raw material used to produce nitrogen fertilizer and methanol is natural gas. Natural gas costs, including transportation and forward pricing activities, comprised about 45% of the total costs and expenses associated with the Company's Nitrogen Products segment in 1996. Natural gas costs represented about 61% of the total costs and expenses associated with its Methanol segment in 1996. A significant increase in the price of natural gas that is not recovered through an increase in nitrogen fertilizer or methanol prices could have a material adverse effect on the Company's profitability and cash flow.

     The Company's natural gas procurement policy is to effectively fix or cap the price of between 40% and 80% of its natural gas requirements for the upcoming one-year period and up to 50% of its natural gas requirements for the subsequent two-year period using supply contracts, financial derivatives and other forward pricing techniques. Consequently, if natural gas prices were to increase during this period, the Company may benefit from these forward pricing techniques, but conversely, if natural gas prices were to fall, the Company may incur costs above the spot market price as a result of such policies. The settlement dates are scheduled to coincide with gas purchases during such future periods. These contracts are based on a designated price, which is referenced to market natural gas prices or appropriate NYMEX futures contract prices. The Company believes that there is sufficient supply to allow acceptable costs for the foreseeable future and has entered into firm supply contracts to minimize the risk of interruption or curtailment of natural gas supplies.

     Reliable sources for supply of crop inputs at competitive prices are critical to the distribution portion of the Company's business. The Company's sources for fertilizer, agricultural chemicals and seed are typically manufacturers of the products without an internal capability to distribute products to the North American grower.

Transportation

     The Company uses several modes of transportation to receive materials and distribute products to customers and its own locations, including railroad cars, common carrier trucks, barges, common carrier pipelines and Company-owned or leased vehicles. The Company utilizes approximately 80 liquid, dry and anhydrous ammonia fertilizer terminal storage facilities in numerous states and in Ontario, Canada for both the Distribution and Nitrogen Products segments. The Company also has varying amounts of warehouse space at each of its farm service centers and has one methanol storage facility in Beaumont, Texas. For the Beaumont Facility, the Company transports products primarily by marine transport via the Neches River to the Intercoastal Canal and the Gulf of Mexico and via pipeline to selected customers. Access to the wharf and the pipeline used at the Beaumont Facility is provided through agreements with DuPont.

     Through Terra Express, Inc. ("Terra Express"), a wholly owned truck transportation subsidiary, the Company provides transportation services to its own facilities and customers as a contract carrier. Terra Express uses approximately 90 owner-operators and 14 Company drivers to deliver fertilizer, crop protection products, seed, feed ingredients and other products to its own facilities and customers. At its manufacturing facilities, Blytheville Formulation Facility and liquid fertilizer storage locations, the Company utilizes railcars as the major method of transportation. The Company leases approximately 2,200 railcars and owns ten nitric acid railcars.

     The Company transports purchased natural gas for the Woodward Facility and the Verdigris Facility through an intrastate pipeline that is not an open access carrier; however, the Company is able to transport gas supplies from any in-state source connected to this widespread pipeline system, and has limited access to supplies outside the state. The Beaumont Facility purchases natural gas on a delivered basis via four intrastate pipelines. The Courtright Facility utilizes local gas storage service provided by a local utility, and purchased gas is transported from western Canada through the TransCanada Pipeline under various delivery contracts. The Company transports purchased natural gas for the Blytheville Facility through a natural gas pipeline company under an agreement that extends through September 1998. Purchased natural gas is transported to the Port Neal Facility via an interstate pipeline operating as an open access natural gas transporter. Under a Federal Energy Regulatory Commission order, the Port Neal Facility maintains direct access to its interstate pipeline shipper; however, the Company has retained its alternative connection to a local utility service to preserve some flexibility.

Research and Development

     The Company owns and operates a 70-acre research station near its Port Neal Facility that is utilized for program development, product testing and demonstration. Product testing and protocols encompass a wide range of subjects, including: fertilization, weed control, insect control, disease control, crop varieties and precision agriculture. Corn, soybeans and wheat are the primary crops grown, with an area set aside for various turf experiments. Trials are viewed by farmers, dealers, university extension personnel, representatives from other product manufacturers, investors and Terra employees.

     Terra conducts an on-going cotton breeding project in the southern U.S. and has developed several varieties of cotton for grower usage. Experimental corn hybrids and soybean varieties are observed in numerous U.S. locations to identify and select Terra branded cotton, corn and soybean lines. Emphasis is placed on high yielding cotton, corn and soybean lines which also exhibit herbicide, insect and disease resistance. In addition, Terra technical services representatives establish various evaluation projects with universities and private research companies to examine the efficacy of specific Riverside(R) branded crop protection products that are formulated and marketed by the Company.

Competition

     The market for the fertilizer, crop protection products and seed distributed by the Company is highly competitive. In 1996, sales attributable to the Company's farm service centers accounted for roughly 5% of total crop production products sold in the U.S. Within the specific market areas served by its farm service centers, however, the Company's share of the market was substantially higher in most instances. The Company's competitors include cooperatives, divisions of diversified agribusiness companies, regional distributors and independent dealers, some of which have substantially greater financial and other resources than the Company. The Company competes in its Distribution business primarily by providing a comprehensive line of products and what the Company believes to be superior services to growers and dealers, as well as on price.

     Nitrogen fertilizer is a global commodity and the Company's customers include end-users, dealers and other fertilizer producers. Customers base their purchasing decisions principally on the delivered price and availability of the product. The Company competes with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some of the Company's principal competitors may have greater total resources and may be less dependent on earnings from nitrogen fertilizer sales than the Company. Some foreign competitors may have access to lower cost or government-subsidized natural gas supplies. Furthermore, as a consequence of recent favorable market conditions for nitrogen producers, additional nitrogen fertilizer production capacity is expected in the next few years. The Company believes that it competes with other manufacturers of nitrogen fertilizer on delivery terms and availability of products, as well as on price.

     The methanol industry, like the fertilizer industry, is highly competitive and such competition is based largely on price, reliability and deliverability of this global commodity. The relative cost and availability of natural gas and the efficiency of production facilities are important competitive factors. Significant determinants of a methanol manufacturing plant's competitive position are the natural gas acquisition and transportation contracts that a plant negotiates with its major suppliers. Domestic competitors for methanol include a number of large integrated petrochemical producers, many of which are better capitalized than the Company.

Environmental and Other Regulatory Matters

     The Company's operations are subject to various federal, state and local environmental, safety and health laws and regulations, including laws relating to air quality, hazardous and solid wastes and water quality. Terra Canada's operations are subject to various federal and provincial regulations regarding such matters, including the Canadian Environmental Protection Act administered by Environment Canada, and the Ontario Environmental Protection Act administered by the Ontario Ministry of the Environment. The Company is also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by federal, state, provincial or other regulatory agencies. Precautions are taken to reduce the likelihood of accidents involving these materials. If such materials have been or are disposed of at sites that are targeted for investigation and remediation by federal or state regulatory authorities, the Company may be responsible under CERCLA or analogous state laws for all or part of the costs of such investigation and remediation.

     Terra International has been designated as a potentially responsible party ("PRP") under CERCLA and its state analogues with respect to various sites. Under such laws, all PRPs may be held jointly and severally liable for the costs of investigation and remediation of an environmentally damaged site regardless of fault or legality of original disposal. After consideration of such factors as the number and levels of financial responsibility of other PRPs, the existence of contractual indemnities, the availability of defenses and the speculative nature of the costs involved, the Company's management believes that its liability with respect to these matters will not be material.

     Certain state regulatory agencies have enacted requirements to provide secondary containment for crop protection product storage facilities present at the Company's farm service centers and terminals. It is expected that other states will adopt similar requirements pursuant to federal mandate. The Company has commenced construction of these facilities at its farm service centers and terminals, and estimates that the future cost of complying with these regulations at these locations in 1997 and beyond will be approximately $6 million.

     With respect to the Verdigris Facility and Blytheville Facility, Freeport-McMoRan Resource Partners, Limited Partnership ("FMRP") (a former owner and operator of such facilities) retains liability for certain environmental matters. With respect to the Beaumont Facility, DuPont retains responsibility for certain environmental costs and liabilities stemming from conditions or operations to the extent such conditions or operations existed or occurred prior to the 1991 disposition by DuPont. The Company does not believe that such environmental costs and liabilities, whether or not retained by FMRP or DuPont, will have a material effect on the Company's results of operations, financial position or net cash flows.

     Insulation and other construction or building materials at certain Company plants contain asbestos. Over 400 suits have been filed by contractors' employees against DuPont based on exposure to asbestos-containing material at the complex in which the Beaumont Facility is located. At least nine of these are directly related to the Beaumont Facility. An estimate of potential liability associated with these suits is not available. DuPont retains responsibility for all claims based on exposure to hazardous materials, including asbestos, occurring prior to the 1991 disposition by DuPont. Although no suit relating to asbestos exposure has been filed against the Company to date, the possibility exists that liability could be incurred in the future for claims based on exposure to asbestos-containing material after such acquisition.

     The Company may be required to install additional air and water quality control equipment, such as low nitrous oxide burners, scrubbers, ammonia sensors and continuous emission monitors, at certain of its facilities in order to maintain compliance with Clean Air Act and Clean Water Act requirements. These equipment requirements are also typically applicable to competitors as well. The Company estimates that the cost of complying with these requirements will total $5 million to $10 million through 1998.

     The Company endeavors to comply (and has incurred substantial costs in connection with such compliance) in all material respects with applicable environmental, safety and health regulations. Because environmental, safety and health regulations are expected to continue to change and generally be more restrictive than current requirements, the costs of complying with such regulations will likely increase. The Company does not expect its compliance with such regulations to have a material adverse effect on the Company's results of operations, financial position or net cash flows.

Employees

     The Company had 3,600 full-time employees at December 31, 1996, none of whom were covered by a collective bargaining agreement. The Company also hires temporary employees on a seasonal basis, and hired approximately 1,650 temporary employees during the peak of its spring selling season in 1996.

Litigation

     Various legal proceedings are pending against the Company and its subsidiaries. Management of the Company considers that the aggregate liability resulting from these proceedings will not be material to the Company.

                                   MANAGEMENT

Directors and Executive Officers

     Set forth below is certain information with respect to the directors and executive officers of the Company as of May 30, 1997.

         Name                       Age                                   Position
         ----                       ---      ----------------------------------------------------------------
         William R. Loomis, Jr.     49       Chairman and Director

         Burton M. Joyce            55       President, Chief Executive Officer and Director

         Michael L. Bennett         43       Executive Vice President and Chief Operating Officer

         John S. Burchfield         56       Vice President, Human Resources

         Lawrence S. Hlobik         52       President of Terra Nitrogen Division and Senior Vice President

         Francis G. Meyer           45       Senior Vice President and Chief Financial Officer

         Paula C. Norton            51       Vice President, Corporate and Investor Relations

         W. Mark Rosenbury          50       Vice President, Business Development and Strategic Planning

         Monty R. Summa             44       President of Terra Distribution Division and Senior Vice President

         Robert E. Thompson         45       Vice President, Controller

         George H. Valentine        49       Senior Vice President, General Counsel and Corporate Secretary

         Edward G. Beimfohr         64       Director

         Carol L. Brookins          53       Director

         Edward M. Carson           67       Director

         David E. Fisher            54       Director

         Anthony W. Lea             48       Director

         John R. Norton III         68       Director

         Henry R. Slack             47       Director


     William R. Loomis, Jr. has been Chairman since April 1996 and a director of the Company since February 1996. Mr. Loomis has served as Managing Director of Lazard Freres & Co. LLC since June 1995 and General Partner in the Banking Group of Lazard Freres & Co. from 1984 to June 1995.

     Burton M. Joyce has been a director of the Company since 1986. Mr. Joyce has served as President and Chief Executive Officer since May 1991 and served as Executive Vice President and Chief Operating Officer from February 1988 to May 1991.

     Michael L. Bennett served as Executive Vice President and Chief Operating Officer since February 1997. Mr. Bennett served as President of Terra Distribution Division from November 1995 to February 1997 and Senior Vice President of the Company from February 1995 to February 1997. He served as Senior Vice President, Distribution of Terra International from October 1994 to February 1997; Vice President, Northern Division from January 1992 to October 1994 and Vice President, Wholesale Fertilizer Division from January 1990 to January 1992.

     John S. Burchfield has served as Vice President, Human Resources of the Company since March 1992. Mr. Burchfield served as Vice President, Human Resources of AON Corporation from January 1989 to November 1991.

     Lawrence S. Hlobik has served as President of Terra Nitrogen Division and Senior Vice President of the Company since February 1996. Mr. Hlobik served as Senior Vice President, Marketing of TNC from February 1995 to February 1996. He was Vice President, Marketing of Arcadian Corporation from 1989 to February 1995.

     Francis G. Meyer has served as Senior Vice President and Chief Financial Officer of the Company since November 1995 and served as Vice President and Chief Financial Officer of the Company from November 1993 to November 1995. Mr. Meyer served as Controller from August 1991 to November 1993. He served as Vice President, Controller of Terra International from June 1986 to August 1991.

     Paula C. Norton has served as Vice President, Corporate and Investor Relations of the Company since February 1995. Ms. Norton served as Director, Corporate Relations from January 1993 to February 1995. She served as Director, Corporate Communication of Universal Foods Corp. prior thereto.

     W. Mark Rosenbury has served as Vice President, Business Development and Strategic Planning of the Company since November 1995; served as President of TNC from November 1994 to February 1996 and served as Executive Vice President of the Company from November 1993 to November 1995. Mr. Rosenbury served as Chief Operating Officer of the Company from November 1993 to November 1994. He served as Vice President and Chief Financial Officer from August 1991 to November 1993 and Vice President and Corporate Controller from January 1987 to August 1991.

     Monty R. Summa has served as President of Terra Distribution Division and Senior Vice President of the Company since April 1997. He served as Senior Vice President and General Manager of Crop Protection Chemicals for American Cyanamid Corp. from prior to 1992 to April 1997.

     Robert E. Thompson has served as Vice President, Controller of the Company since November 1994. He served as Vice President, Finance and Controller of Ameritech Custom Business Services from April 1993 to June 1994, Controller of Ameritech Services, Inc. from October 1990 to April 1993 and Controller of Ameritech Applied Technologies prior thereto.

     George H. Valentine has served as Senior Vice President, General Counsel and Corporate Secretary of the Company since November 1995 and served as Vice President, General Counsel and Corporate Secretary of the Company from November 1993 to November 1995. Mr. Valentine served as Assistant General Counsel of Household International, Inc. from February 1986 to November 1993.

     Edward G. Beimfohr has been a director of the Company since 1994. Mr. Beimfohr has been partner in the law firm of Lane & Mittendorf since prior to 1990.

     Carol L. Brookins has been a director of the Company since 1993. Ms. Brookins founded World Perspectives, Incorporated and has served as Chairman and Chief Executive Officer thereof since 1980.

     Edward M. Carson has been a director of the Company since 1983. Mr. Carson has served as Chairman of the Board and Chief Executive Officer of First Interstate Bancorp since June 1990 and served as President thereof from January 1985 to May 1990.

     David E. Fisher has been a director of the Company since 1993. Mr. Fisher has served as Finance Director of Minorco since January 1990.

     Anthony W. Lea has been a director of the Company since 1994. Mr. Lea has served as Executive Director and a member of the Executive Committee of Minorco since prior to 1990 and served as Joint Managing Director thereof from January 1990 to December 1992.

     John R. Norton III has been a director of the Company since 1993. Mr. Norton has served as Chairman and Chief Executive Officer of J.R. Norton Company since 1972. Between May 1985 and February 1986, Mr. Norton served as a U.S. Deputy Secretary of Agriculture and was not an officer of J. R. Norton Company during that period.

     Henry R. Slack has been a director of the Company since 1983. Mr. Slack has served as Chief Executive of Minorco since December 1992 and President thereof since September 1985.

     Several directors of the Company are are also directors of other companies that are subject to the reporting requirements of the U.S. federal securities laws. Mr. Carson is a director of Aztar Corporation, Castle & Cooke, Inc., and Wells Fargo & Company; Mr. Joyce is a director of IPSCO Inc.; Mr. Lea is a director of Engelhard Corporation;

Mr. Loomis is a director of Engelhard Corporation; Mr. Norton is a director of Arizona Public Service Company, Aztar Corporation, Pinnacle West Capital Corporation and Suncor, Inc.; and Mr. Slack is a director of Engelhard Corporation.

Board of Directors and Committees

     During the Company's last fiscal year, its Board of Directors held four meetings. Each member attended at least 75% of the aggregate of all meetings of the Board of Directors and committees of the Board of Directors of which he or she was a member, except that Mr. Slack missed two of seven meetings.

     The Board of Directors of the Company has an Audit Committee, an Executive Committee and a Personnel Committee. The Board of Directors does not have a nominating committee. The Audit Committee, which met three times in 1996, is currently comprised of Ms. Brookins and Mr. Norton. The Audit Committee's functions include reviewing the Company's procedures for reporting financial information to the public, recommending annually to the Board of Directors a firm of independent accountants to audit and review the Company's books and records and approving the scope of such firm's audit, reviewing reports and recommendations and fees of the Company's independent accountants, reviewing the scope of all internal audits and reports and recommendations in connection therewith and reviewing non-audit services provided by the Company's independent accountants.

     The Executive Committee, which did not meet last year, is currently comprised of Messrs. Carson, Joyce, Loomis and Slack. The Executive Committee is authorized to exercise, to the extent permitted by law, all the power and authority of the Board of Directors in the management of the Company between meetings of the Board.

     The Personnel Committee, which met three times last year, is currently comprised of Messrs. Beimfohr, Carson and Slack. Its functions include administering certain employee benefit plans, recommending to the Board of Directors the appointment of executive officers of the Company, establishing the compensation to be paid to such individuals and establishing compensation administration guidelines generally for the Company and its subsidiaries, and, in consultation with management, establishing and administering significant personnel policies of the Company.

     The Board of Directors of the Company establishes from time to time Special Committees of the Board, whose functions are specifically delegated at the time of establishment. In addition, the Board of Directors and committees of the Board of Directors take action by unanimous written consent in lieu of a meeting from time to time.

Summary of Cash and Certain Other Compensation to Named Executive Officers

     The following table provides certain summary information concerning compensation paid or accrued by the Company and its subsidiaries, to or on behalf of the Company's Chief Executive Officer, and each of the four other most highly compensated executive officers of the Company (determined as of the end of the last fiscal year), (hereafter referred to as the "named executive officers"), for the fiscal years ended December 31, 1996, 1995 and 1994.

                           Summary Compensation Table

==================================================================================================================================
                              Annual Compensation                                      Long-Term Compensation
                                                                                -------------------------------------
                                                                                           Awards            Payouts
---------------------------------------------------------------------------------------------------------------------
                                                                     Other         Restricted                          All Other
     Name and                                                       Annual       Stock Award(s)               LTIP     Compensation
Principal Position           Year    Salary /1/    Bonus /2/   Compensation /3/        /4/         Options   Payouts      /5/
----------------------------------------------------------------------------------------------------------------------------------
Burton M. Joyce              1996    $543,115      $450,000         $3,764       $1,828,125 /6/     60,000      --       $24,682
President and Chief          1995     485,257       375,000          3,413                            --        --        21,985
Executive Officer            1994     444,691       450,000          5,458            --           250,000      --         4,500
                                                                                      --
Michael L. Bennett           1996     207,039       108,600          1,943          365,625 /6/     30,000      --         9,022
Executive Vice President     1995     171,442       109,633          1,943            --              --        --         7,714
and Chief Operating
Officer                      1994     125,252        99,642           --            252,000 /7/       --        --         3,683

Lawrence S. Hlobik /8/       1996     200,385       119,900           --            558,750 /6/     30,000      --         8,807
Sr. Vice President and       1995     143,180        85,781           --            191,250 /8/       --        --        86,516
President, Nitrogen
Division                     1994          --            --           --              --              --        --          --

Francis G. Meyer             1996     223,769        91,800          1,581          365,625 /6/     30,000      --         9,084
Sr. Vice President and       1995     186,330        94,172          1,664            --              --        --         8,385
Chief Financial Officer      1994     164,372       157,956          1,943          252,000 /7/       --        --         4,500


George H. Valentine          1996     195,654        99,300          1,943          292,500 /6/     28,000      --        7,986
Sr. Vice President,          1995     165,182       104,520          1,943            --              --        --        7,459
General Counsel and
Corporate Secretary          1994     151,000       121,319           --            210,000 /7/       --        --        4,349
==================================================================================================================================

/1/ "Salary" includes amounts deferred at the election of the named executive officer under the Company's Employees' Savings and Investment Plan and Supplemental Deferred Compensation Plan.

/2/ "Bonus" includes amounts awarded under the Company's Incentive Award Program for Key Executives.

/3/ "Other Annual Compensation" includes tax reimbursements or "gross-ups" provided to the named executive officers. While the named executive officers enjoy certain other perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus.

/4/ The number of restricted Common Shares ("Restricted Shares") held, and the value thereof (shown in parenthesis), at December 31, 1996 by each of the named executive officers is: Burton M. Joyce: 125,000 ($1,843,750); Michael
     L. Bennett: 37,000 ($545,750); Lawrence S. Hlobik: 55,000 ($811,250);
     Francis G. Meyer: 37,000 ($545,750); and George H. Valentine: 30,000 ($442,500). During the restricted period, a holder of Restricted Shares is entitled to all benefits incidental to ownership of the Common Shares, including voting the Common Shares and receiving such dividends as from time to time may be declared by the Board of Directors of the Company.

/5/ "All Other Compensation" includes amounts contributed, allocated or accrued for the named executive officers under the Company's Employees Savings and Investment Plan and Supplemental Deferred Compensation Plan. In the case of Mr. Hlobik, his reported amount under this column in 1995 also includes taxable relocation compensation.

/6/ On November 12, 1996, the Personnel Committee of the Company's Board of Directors approved the grant of 125,000, 25,000, 25,000, 25,000 and 20,000
     Restricted Shares under the Company's 1992 Stock Incentive Plan to each of Messrs. Joyce, Bennett, Hlobik, Meyer and Valentine, respectively. The closing per share price of the Common Shares on the New York Stock Exchange ("NYSE") on the date of award was $14.625. The restrictions lapse (i) if the executive remains employed by the Company until November 12, 2005 or (ii) with respect to 25%, 25% and 50% of these Restricted Shares if, prior to November 12, 2001, the 30 business day average closing price of the Common Shares on the NYSE is at least $20.50, $22.50 and $24.625 per share, respectively. The restrictions lapse earlier in the event of a change in control. See "Employee Contracts and Termination of Employment and Change in Control Arrangements".

     Mr. Hlobik also received a grant of 15,000 Restricted Shares as approved by the Personnel Committee on February 19, 1996. The closing per share price of the Common Shares on the NYSE on the first trading day following the date of award was $12.875. The restrictions lapse with respect to 50%, 25% and 25% of these Restricted Shares if, prior to February 20, 2002, the 30 business day average closing price of the Common Shares on the NYSE is at least $16.375, $18.25 and $20.00 per share, respectively. The restrictions lapse earlier under certain circumstances involving a change in control. See "Employee Contracts and Termination of Employment and Change in Control Arrangements".

/7/ On November 2, 1994, the Personnel Committee of the Company's Board of Directors approved the grant of 24,000, 24,000 and 20,000 Restricted Shares to each of Messrs. Bennett, Meyer and Valentine, respectively. The closing price of the Common Shares on the NYSE on the date of award was $10.50.
     The restricted period terminated with respect to 50% of these Restricted Shares on October 10, 1996 after satisfying certain stock performance thresholds. The Restricted Shares vest with respect to an additional 25% if, prior to February 28, 2001, the 30 business day average closing price of the Common Shares on the NYSE is at least $15.875 per share and with respect to the remaining 25% if, prior to February 28, 2001, the 30 business day average price is at least $17.625 per share. The restrictions lapse earlier under certain circumstances involving a change in control. See "Employee Contracts and Termination of Employment and Change in Control Arrangements".

/8/ Mr. Hlobik joined the Company as Senior Vice President, Marketing of the Nitrogen Division in February 1995 and was promoted to Senior Vice President of the Company and President, Nitrogen Division in February 1996. On February 16, 1995, the Personnel Committee approved the grant of 15,000 Restricted Shares to Mr. Hlobik. The closing price of the Common Shares on the NYSE on the date of award was $12.75. The restrictions lapse with respect to 50%, 25% and 25% of these Restricted Shares if, prior to June 16, 2001, the 30 business day average closing price of the Common Shares on the NYSE is at least $16.25, $18.125 and $19.875 per share, respectively. The restrictions lapse earlier under certain circumstances involving a change in control. See "Employee Contracts and Termination of Employment and Change in Control Arrangements".

Stock Options

     The following table contains information concerning the grant of options to purchase the Company's Common Shares granted in 1996 under the Company's 1992 Stock Incentive Plan to the named executive officers. No stock appreciation rights were granted under the Plan during fiscal year 1996.

===================================================================================================================================
                                          Individual Grants                                           Potential Realizable Value at
                                                                                                      Assumed Annual Rates of Stock
                                                                                                      Price Appreciation for Option
                                                                                                                Term /2/
-----------------------------------------------------------------------------------------------------------------------------------
                                                 % of Total Options
                           Number of Options         Granted to       Exercise or Base    Expiration
Name                      Granted in 1996 /1/    Employees in 1996    Price Per Share        Date            5%         10%
-----------------------------------------------------------------------------------------------------------------------------------
Burton M. Joyce                 60,000                 11.2%              $14.625          11/12/06       $551,855   $1,398,509

Michael L. Bennett              30,000                  5.6                14.625          11/12/06        275,928      699,255

Lawrence S. Hlobik              30,000                  5.6                14.625          11/12/06        275,928      699,255

Francis G. Meyer                30,000                  5.6                14.625          11/12/06        275,928      699,255

George H. Valentine             28,000                  5.2                14.625          11/12/06        257,532      652,638
===================================================================================================================================

/1/ The Options vest in one-third increments on the business day following each of the first, second and third anniversary of the date of grant. The options are exercisable with respect to all of the Common Shares set forth above following a change in control. See "Employment Contracts and Termination of Employment and Change in Control Arrangements".

/2/ The amounts reflected in the table represent assumed rates of appreciation only. Actual gains, if any, on stock option exercises by the named executive officers depend on the future performance of the Company's Common Shares and overall market conditions, as well as continued employment.

Option Exercises and Year-End Value Table

     The following table provides information concerning the exercise of stock options during 1996 and unexercised options to purchase the Company's Common Shares granted under the 1983 Stock Option Plan and the 1987 and 1992 Stock Incentive Plans of the Company.

                Aggregated Option Exercises In Last Fiscal Year
                      And December 31, 1996 Option Values

==================================================================================================================================
                       Number of shares                     Number of Unexercised              Value of Unexercised
                         acquired on       Value              December 31, 1996         in-the-Money Options at Options at
Name                   exercise in 1996   Realized                                            December 31, 1996 /1/
----------------------------------------------------------------------------------------------------------------------------------
                                                        Exercisable     Unexercisable      Exercisable     Unexercisable
----------------------------------------------------------------------------------------------------------------------------------
Burton M Joyce               -0-             -0-          575,000          185,000          $4,655,000       $538,750

Michael L. Bennett           -0-             -0-            -0-             30,000              -0-             3,750

Lawrence S. Hlobik           -0-             -0-            -0-             30,000              -0-             3,750

Francis G. Meyer           16,000         $154,000         21,700           30,000             172,013         3,750

George H. Valentine          -0-             -0-            -0-             28,000             -0-             3,500
=================================================================================================================================

/1/ Based on the closing price on the New York Stock Exchange-Composite Transaction of the Company's Common Shares on December 31, 1996 ($14.75).

                              PENSION PLAN TABLES

     The following table shows for employees retiring in 1996 the estimated annual retirement benefit payable on a straight life annuity basis under the Employee's Retirement Plan of the Company (the "Retirement Plan") and the Company's Excess Benefit Plan (the "Excess Benefit Plan"), on a non-contributory basis, which covers Burton M. Joyce and certain other employees of the Company, at various levels of accrued service and compensation.

=========================================================================
                                Years of Credited Service
-------------------------------------------------------------------------
Remuneration       5        10        15        20        25        30
-------------------------------------------------------------------------
 $  150,000     $12,347  $ 24,695  $ 37,042  $ 49,390  $ 61,737  $ 74,084

    250,000      21,097    42,195    63,292    84,390   105,487   126,584

    500,000      42,972    85,945   128,917   171,890   214,862   257,834

    750,000      64,847   129,695   194,542   259,390   324,237   389,084

  1,000,000      86,722   173,445   260,167   346,890   433,612   520,334
=========================================================================

     "Compensation" under the Retirement Plan includes all salaries and wages paid to a participant, including bonuses, overtime, commissions and amounts the participant elects to defer under the Company's Employee's Savings and Investment Plan. Covered earnings are limited by Section 401(a)(17) of the Internal Revenue Code ("Code") to $150,000 in 1996. The above benefits are subject to the limitations of Section 415 of the Code, which provided for a maximum annual payment of approximately $120,000 in 1996. Under the Excess Benefit Plan, however, the Company will supplement those benefits so that the amount the participant will receive will be equal to the amount that would have been received under the Retirement Plan but for such limitations. "Compensation" under the Excess Benefit Plan also includes amounts deferred under the Supplemental Deferred Compensation Plan. Eligible compensation for Burton M. Joyce as of the end of the last calendar year is $918,115 and the estimated years of service for Mr. Joyce is 10.

     Certain executive officers of the Company and certain other employees of the Company are entitled to the estimated annual retirement benefit under the Retirement Plan and Excess Benefit Plan as set forth in the following table:

==========================================================================

                                Years of Credited Service
--------------------------------------------------------------------------
Remuneration        5        10        15        20        25        30
--------------------------------------------------------------------------
 $  150,000      $10,847  $ 21,695  $ 32,542  $ 43,390  $ 54,237  $ 65,084

    250,000       18,597    37,195    55,792    74,390    92,987   111,584

    500,000       37,972    75,945   113,917   151,890   189,862   227,834

    750,000       57,347   114,695   172,042   229,390   286,737   344,084

  1,000,000       76,722   153,445   230,167   306,890   383,612   460,334
==========================================================================

     Eligible compensation for the following named executive officers as of the end of the last calendar year is: Michael L. Bennett: $316,672; Lawrence S.
Hlobik: $286,166; Francis G. Meyer: $317,941; and George H. Valentine: $300,174. The estimated years of service for each such officer is as follows: Michael L.
Bennett: 23; Lawrence S. Hlobik: 2; Francis G. Meyer: 14 and George H.
Valentine: 3.

     Eligible compensation for each of the named executive officers includes the salary paid in 1996 to each of the named executive officers plus the bonus paid in 1996 to such executive officers for service to the Company and its subsidiaries in 1995. Amounts reported in the table entitled "Summary Compensation Table" for 1996 include the salary paid to each of the named executive officers in 1996 plus the bonus paid to such executive officers in 1997 for service to the Company and its subsidiaries in 1996.

Employee Contracts and Termination of Employment and Change in Control Arrangements

     Stock awards granted after October 1996 to the named executive officers automatically vest or become exercisable in the event of any of the following changes in control of the Company: (i) any person or group of persons (other than Minorco and its affiliates) acquires beneficial ownership of the outstanding securities of the Company in an amount having, or convertible into securities having, 25% or more of the ordinary voting power for the election of directors of the Company, provided that this 25% beneficial ownership trigger shall apply only when Minorco and its affiliates no longer own 50% or more of the voting shares of the Company; (ii) during a period of not more than 24 months, a majority of the Board of Directors of the Company ceases to consist of the existing membership or successors nominated by the existing membership or their similar successors; (iii) all or substantially all of the individuals and entities who were the beneficial owners of the Company's outstanding securities entitled to vote do not own more than 60% of such securities in substantially the same proportions following a shareholder approved reorganization, merger, or consolidation; or (iv) shareholder approval of either (A) a complete liquidation or dissolution of the Company or (B) a sale or other disposition of all or substantially all of the assets of the Company, or a transaction having a similar effect.

     Stock awards granted prior to November 1996 automatically vest or become exercisable beginning on the day that any such officer's employment with the Company is terminated involuntarily or such officer's responsibilities or compensation are substantially reduced, if such termination or reduction occurs within twelve months of the date on which any person or group of persons acting in concert (other than Minorco and its affiliates) acquires beneficial ownership of the outstanding securities of the Company in an amount having, or convertible into securities having, 50% or more of the ordinary voting power for the election of directors of the Company.

Director Compensation

     Each director who is not an officer or employee of the Company or of one of its subsidiaries receives an annual retainer of $18,000 for services as a director. In addition, such directors receive a fee of $1,000 for each Board meeting attended and a fee of $800 for each Committee meeting attended (a chairperson receives a fee of $2,000 for each Committee meeting attended in the role of chairperson) and such directors are reimbursed for their expenses of attending such meetings. Mr. Loomis, the Chairman of the Board of Directors, receives an annual retainer of $100,000 for his services.

Compensation Committee Interlocks and Insider Participation

     Mr. Slack, a director and member of the Personnel Committee of the Board of Directors of the Company, is an executive officer and director of Minorco. Reuben F. Richards, the former Chairman of the Board of Directors of the Company who retired from the Company effective April 30, 1996, was a director of Minorco during the past fiscal year. Mr. Richards was also on the compensation committee of the board of directors of a subsidiary of Minorco during the past fiscal year, while Mr. Joyce, an executive officer and director of the Company, was an executive officer of the same Minorco subsidiary during the past year. This Minorco subsidiary paid to or was billed by the Company a portion of the salary, benefits, office services and related overhead paid to, or incurred on behalf of, Mr. Richards. The Company and certain Minorco subsidiaries have engaged in other transactions discussed more fully under the caption "Certain Relationships and Related Transactions" below.

                           EQUITY SECURITY OWNERSHIP

     Principal Stockholders. The following table shows, based on information reported to the Company by or on behalf of such persons, the ownership, as of May 30, 1997, of the Company's securities by the only persons known to the Company to be the beneficial owners of more than five percent of any class of the Company's voting securities.


=================================================================================================
    Name and Address of                                  Amount and nature of         Percentage
     beneficial owner            Title of class         beneficial ownership           of class
-------------------------------------------------------------------------------------------------
Taurus International S.A.        Common Shares       37,160,725 sole voting and          49.6%
9 rue Sainte Zithe                                   investement power
L-2763 Luxembourg City
Grand Duchy of Luxembourg
-------------------------------------------------------------------------------------------------
Taurus Investments S.A.          Common Shares       5,400,000 sole voting and            7.2%
9 rue Sainte Zithe                                   investement power
L-2763 Luxembourg City
Grand Duchy of Luxembourg
-------------------------------------------------------------------------------------------------
Minorco                          Common Shares       42,560,725 sole voting power        56.8%
9 rue Sainte Zithe                                   through its subsidiaties
L-2763 Luxembourg City                               Taurus International and
Grand Duchy of Luxembourg                            Taurus Investements
-------------------------------------------------------------------------------------------------
Wellington Management Co.        Common Shares       4,371,500 sole voting and            5.8%
P.O. Box 823                                         investement power /1/
Valley Forge, PA 19482
=================================================================================================

/1/   Based on Schedule 13G filed in February 1997.

     Each of Taurus International S.A. and Taurus Investments S.A. is a company incorporated under the laws of Luxembourg as a societe anonyme and is wholly owned by Minorco. Minorco is a company incorporated under the laws of Luxembourg as a societe anonyme and is an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness. The capital stock of Minorco is owned in part as follows: approximately 45.8%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("Anglo American"), a publicly held mining and finance company, and approximately 22.6%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.5% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary.

     Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Anglo American, Centenary and De Beers and a director of Minorco, and Mr. Slack, a director of the Company, Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7% of the outstanding shares of Minorco and approximately 8% of the outstanding shares of Anglo American. Messrs. Beimfohr, Fisher, Lea and Loomis are also directors of Minorco. Mr. Fisher is also a director of Taurus International and Taurus Investments. Mr. Lea is also a director of Anglo American and Taurus Investments. Certain subsidiaries of Minorco have engaged in certain transactions with the Company described under the caption "Certain Relationships and Related Transactions" below.

     Directors and Officers. The following table shows the equity securities of the Company and its subsidiaries that were beneficially owned by each of the following individuals as of May 30, 1997: directors individually, the chief executive officer (who is also a director), the four other most highly compensated executive officers, and the directors and executive officers of the Company as a group.


                                                                        Number of Common Shares
         Name                                                            Beneficially Owned/1/
         ----                                                            ---------------------
     E.G. Beimfohr............................................................... 5,000
     M.L. Bennett............................................................... 68,704
     C.L. Brookins................................................................. 300
     E.M. Carson................................................................. 1,000
     D.E. Fisher................................................................... 250
     L.S. Hlobik................................................................ 56,010
     B.M. Joyce................................................................ 794,665 /2/
     A.W. Lea...................................................................... 250
     W.R. Loomis, Jr............................................................ 25,000
     F.G.Meyer................................................................. 102,268 /2/
     J.R. Norton III............................................................. 1,017
     H.R. Slack.................................................................... 250
     G.H. Valentine............................................................. 68,416

     Directors and all executive officers as a group (18 persons)............ 1,376,944 /2/
______________

/1/ Each director or executive officer has sole voting and investment power over the shares shown as beneficially owned. Each director, nominee and executive officer individually beneficially owned less than one percent, and the directors and executive officers as a group owned approximately 2% of the total issued and outstanding Common Shares of the Company. The number of Common Shares shown also reflect the ownership of certain restricted Common Shares subject to certain performance related vesting conditions as of May 30, 1997 and Common Shares under the Company's Employees' Savings and Investment Plan as of December 31, 1996.

/2/ The number of Common Shares shown as beneficially owned by Messrs. Joyce and Meyer and by all directors and executive officers as a group, include 550,000, 21,700, and 632,700 Common Shares, respectively, as to which such person or group had the right to acquire beneficial ownership pursuant to the exercise, on or before July 30, 1997, of employee stock options. No other individual listed held any employee stock options that are exercisable on or before July 30, 1997.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1996, the Company and certain subsidiaries of Minorco engaged in various transactions in the ordinary course of business incident to the conduct of their respective operations. These subsidiaries of Minorco paid or were billed in 1996 an aggregate of approximately $4.2 million in connection with such transactions, including, among other things, (i) a portion of the salary, benefits, office services and related overhead paid to, or incurred on behalf of, Reuben F. Richards, the former Chairman of the Board of Directors of the Company who retired from the Company effective April 30, 1996 and who served Minorco and certain of its subsidiaries in various capacities, (ii) the purchase or allocation of insurance and the provision of related risk management services (approximately $3.4 million) and (iii) other miscellaneous charges. The terms of each transaction are based on arms-length negotiations and are principally on a cost-reimbursement or contractual basis or, in the case of insurance, by reference to the cost to each company of purchasing separate policies.

     The Company purchased $32 million of tax benefits in 1996 from a Canadian subsidiary of Minorco at a cost of $14 million. This transaction was approved by an independent committee of the Board of Directors of the Company.

     From time to time the Company utilizes one or more investment banking firms to advise on potential transactions. Although Lazard Freres & Co. LLC has in the last year provided certain advisory services to the Company in connection with a possible joint venture or other transaction, Lazard Freres & Co. LLC will receive compensation pursuant to the engagement only upon consummation of any such transaction. William R. Loomis, Jr., the Chairman of the Board of Directors of the Company, is a Managing Director of Lazard Freres & Co. LLC.

                          DESCRIPTION OF CAPITAL STOCK

General

     The total number of shares of stock of all classes which the Company has authority to issue is 133,500,000 shares of capital stock (without par value), all of which are classified as Common Shares. A stockholder of the Company has no preemptive rights to subscribe for additional shares of stock or other securities of the Company except as may be granted by the Board of Directors.

Common Shares

     A holder of Common Shares is entitled to one vote for each share held on all matters submitted generally to a vote of stockholders and, subject to the voting rights of the holders of preferred shares, if any, the exclusive voting power for all purposes is vested in the holders of the Common Shares. Holders of Common Shares do not have the right of cumulative voting in connection with the election of directors. The Common Shares have no conversion rights and are not subject to redemption.

     Subject to the rights of the holders of preferred shares, if any, the holders of Common Shares of the Company are entitled to receive, pro rata, dividends when, as and if declared by the Board of Directors from funds legally available therefor. In the event of any liquidation, dissolution or winding up of the Company, after payment or providing for the payment of all liabilities and amounts due the holders of preferred shares, if any, the holders of Common Shares are entitled to share ratably in all the remaining assets.

     The Transfer Agent for the Common Shares is First Chicago Trust Company of New York in the United States and Montreal Trust Company in Canada.

Other Classes and Series of Stock

     The Board of Directors may classify and reclassify any unissued shares of capital stock into other classes and series, including one or more series of preferred shares, by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares of stock. Such stock may rank senior to the Common Shares in one or more respects.

Certain Provisions of Maryland Law

     The Company is incorporated under the laws of the State of Maryland. The following paragraphs summarize certain provisions of Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation (the "Charter") and By-Laws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Company's Charter and By-Laws for complete information.

     Business Combinations. The MGCL prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder." An Interested Stockholder is any person (a) who beneficially owns 10% or more of the voting power of the corporation's shares or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an Interested Stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the

Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation, and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders or an affiliate or associate of an Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders. The Company has not adopted such an amendment to its Charter. These provisions of the MGCL also do not apply to certain corporations (including the Company) which had an Interested Stockholder on May 31, 1983 unless a resolution is passed by the directors of such corporation electing to have these provisions apply. The directors of the Company have not passed such a resolution and, thus, such provisions of the MGCL do not currently apply to the Company.

     Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired by merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the articles of incorporation or by-laws of the corporation. The By-Laws of the Company contain an exception from the control share acquisition statute for shares held by Minorco, any affiliate, associate or immediate transferee of Minorco, or any associate or affiliate of such immediate transferee of Minorco.

           DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER OBLIGATIONS

     The following is a brief description of the basic terms of and instruments governing certain indebtedness and other obligations of the Company and its subsidiaries. Capitalized terms used in such instruments but not defined herein have the meaning ascribed to them in such instruments. These summaries do not purport to be complete and are subject to, and qualified in their entirety by reference to, the instruments governing such indebtedness and other obligations.

10 1/2% Notes

     The Company presently has outstanding $200 million in aggregate principal amount of 10 1/2% Senior Notes due 2005 (the "10 1/2% Notes"). The 10 1/2% Notes are issued under an Indenture dated as of June 22, 1995 (the "1995 Indenture") between the Company and First Trust National Association, as trustee, and will mature on June 15, 2005. The 10 1/2% Notes are senior, unsecured obligations of the Company, ranking pari passu in right of payment with all other senior indebtedness of the Company, including the 10 3/4% Notes (described below). Because the Company is a holding company, all existing and future liabilities of the Company's subsidiaries, including those under the Credit Agreement, are effectively senior to the 10 1/2% Notes.

     The 10 1/2% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2000, initially at 105.250% of their principal amount, plus accrued interest, declining to 100% of their principal amount on June 15, 2002.

     The 1995 Indenture provides that upon a Change of Control (as defined in the 1995 Indenture) each holder may require the repurchase of its 10 1/2% Notes in cash at a purchase price of 101% of the principal amount thereof, plus accrued interest, pursuant to an offer to repurchase which must be mailed within 45 days after the Change of Control.

     The 1995 Indenture contains certain covenants that limit various actions by the Company and certain of its subsidiaries, including the incurrence of indebtedness, the payment of dividends and other distributions on capital stock, the purchase, redemption or retirement of capital stock or subordinated indebtedness, the making of certain investments, the extent to which the Company and its subsidiaries may agree to consensual restrictions on the ability of subsidiaries to pay dividends and indebtedness owed to the Company and other subsidiaries, the sale of subsidiary stock to third parties, transactions with affiliates and shareholders, the incurrence of liens, the participation in sale-leaseback transactions, sales of assets, mergers and amendments to the limited partnership agreements of TNCLP and TNLP.

10 3/4% Notes

     The Company presently has outstanding $158.8 million in aggregate principal amount of 10 3/4% Senior Notes due 2003 (the "10 3/4% Notes"). The 10 3/4% Notes are issued under an Indenture dated as of October 15, 1993 (the "1993 Indenture") between the Company (as successor by merger to AMCI) and Mellon Bank, F.S.B. (as successor to Society National Bank), as trustee, and will mature on September 30, 2003. The Company assumed the obligations under the 10 3/4% Notes and the 1993 Indenture as a result of the acquisition of AMCI by the Company. The 10 3/4% Notes are senior, unsecured obligations of the Company, ranking pari passu in right of payment with all other senior indebtedness of the Company, including the 10 1/2% Notes. Because the Company is a holding company, all existing and future liabilities of the Company's subsidiaries, including those under the Credit Agreement, are effectively senior to the 10 3/4% Notes.

     The 10 3/4% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 100% of their principal amount on September 30, 2000.

     The 1993 Indenture provides that upon a Change of Control (as defined in the 1993 Indenture) each holder may require the repurchase of its 10 3/4% Notes in cash at a purchase price of 101% of the principal amount thereof, plus accrued interest, pursuant to an offer to repurchase which must be mailed within 45 days after the Change of Control. The Company's acquisition of AMCI constituted a Change of Control under the 1993 Indenture. The Company purchased $16.2 million aggregate principal amount of 10 3/4% Notes in the related repurchase offer made pursuant to the 1993 Indenture.

     The 1993 Indenture contains certain covenants, which are substantially similar to those in the 1995 Indenture, that limit various actions by the Company and certain of its subsidiaries, including the incurrence of indebtedness, the payment of dividends and other distributions on capital stock, the purchase, redemption or retirement of capital stock or subordinated indebtedness, the making of certain investments, the extent to which the Company and its subsidiaries may agree to consensual restrictions on the ability of subsidiaries to pay dividends and indebtedness owed to the Company and other subsidiaries, the sale of subsidiary stock to third parties, transactions with affiliates and shareholders, the incurrence of liens, the participation in sale-leaseback transactions, sales of assets, mergers and amendments to the limited partnership agreements of TNCLP and TNLP.

Credit Agreement

     Following is a description of the Amended and Restated Credit Agreement dated as of December 14, 1995 (as amended from time to time, the "Credit Agreement") among Terra Capital, TNLP, certain guarantors, the issuing banks and the lenders named therein and Citibank, as agent.

     General. The Credit Agreement provides for revolving credit facilities of up to $355 million for domestic seasonal working capital needs and other corporate purposes expiring December 31, 2000. The facilities decline to $335 million on December 31, 1997; $315 million on December 31, 1998; and $295 million on December 31, 1999. The Company is required to prepay advances in such amounts as necessary so that the aggregate outstanding principal amount does not exceed for a thirty day period $120 million in 1997, $90 million in 1998, $60 million in 1999 and $30 million in 2000. The primary obligor with respect to the Credit Agreement is Terra Capital, with the exception of a $25 million revolving credit facility portion (the "TNLP Facility"), for which TNLP is the primary obligor. See "Summary--Company Structure."

     Interest and Commitment Fees. Loans under the Credit Agreement bear interest at one, three or six-month LIBOR, plus the Applicable Margin (as defined in the Credit Agreement). The Applicable Margin on LIBOR advances was 0.75% on May 30, 1997 and such Applicable Margin is subject to adjustment up to 2% and down to 0.5% depending on the Company's consolidated ratio of debt to cash flow. Loans bearing interest based on Citibank's Base Rate, plus an Applicable Margin from 0.0% to 0.5% based on the Company's consolidated ratio of debt to cash flow (0.25% on May 30, 1997) are also available under the Credit Agreement. Commitment fees of 0.25% per annum as of May 30, 1997 (subject to adjustment up to 0.5% and down to 0.2% depending on the Company's ratio of debt to cash flow) are charged for unused facilities.

     Prepayments. Prepayments are required in an amount equal to (a) 75% of the net proceeds over $25 million per year of non-ordinary course asset sales (not invested or committed to be invested in the business) and (b) 75% of the net insurance and condemnation proceeds from casualty events (net of expenses, liens and repair and replacement costs). The Company does not expect to apply any of the insurance proceeds received as a result of the December 1994 explosion at the Port Neal Facility to the prepayment of facilities.

     Collateral. Loans under the Credit Agreement are currently guaranteed by the Company, Terra Holdings, Terra Capital, TNC, BMLP, BMCH and TMC, and are secured by pledges of the stock of Terra Capital, Terra International, TNC, TMC and BMCH and the limited partner interests in BMLP and security interests in substantially all of the personal property of BMCH, TMC and TNLP; provided that the security interests in TNLP's assets currently secure only the TNLP Facility.

     Covenants. The Credit Agreement contains covenants customary for financings of this type including, without limitation: (a) a limitation on annual capital expenditures and acquisitions of $150 million, subject to a one year carryover of any unused amounts not to exceed an additional $100 million (provided that the Company may apply an amount equal to the insurance proceeds with respect to the explosion of the Port Neal Facility), (b) a prohibition on optional redemptions and repurchases of subordinated indebtedness, and (c) limitations on additional debt, liens, asset sales, investments, changes in lines of business and transactions with affiliates.

     The Credit Agreement also includes financial covenants requiring the Company to meet and maintain certain financial tests. These include requirements that the Company maintain, on a consolidated basis: (a) a ratio of earnings before interest, taxes, amortization and depreciation to interest charges of greater than 4.0 to 1, increasing to 4.50 to 1 in 1998, (b) a ratio of debt to cash flow of not more than and 3.0 to 1 and (c) a minimum net worth of $375.0 million plus increases in capital stock and 50% of net income in fiscal year 1994 and thereafter.

     Events of Default and Other Matters. The Credit Agreement also contains customary events of default, including, without limitation, those relating to failure to pay amounts due, breach of a representation or warranty, failure to perform covenants, bankruptcy or insolvency, litigation and unsatisfied judgments, certain defaults under other debt agreements, and violations of the Employee Retirement Income Security Act of 1974 (as amended, "ERISA") and environmental laws. There will also be an event of default under the Credit Agreement if Minorco ceases to own at least 20% of the outstanding voting stock of the Company or Minorco ceases to hold a pluralty of capital stock of the Company.

     Under an agreement between the Company and Citibank, as agent for the lenders under the Credit Agreement, if dividends and other payments with respect to the capital stock of Terra Capital exceed the sum of Specified Payments plus 33% of net income for 1995 forward plus any unutilized Restricted Transaction amounts, the lenders under the Credit Agreement may choose to terminate their commitments to lend or cause the Company to repurchase their loans.

Terra Canada Revolving Credit Facility

     Terra Canada has a $35 million (Canadian) revolving credit facility (as amended, the "Canadian Revolving Facility") with the Bank of Nova Scotia to provide for working capital needs and general corporate purposes. The Canadian Revolving Facility expires May 20, 1998 and is renewable at the discretion of the bank. Indebtedness under the Canadian Revolving Facility is guaranteed by Terra International. Under this guarantee, Terra International is subject to certain covenants and restrictions. U.S. dollar denominated loans under the Canadian Revolving Facility bear interest at one, two, three or six-month LIBOR plus 0.625%. Alternative interest rates based on the Canadian prime rate and the greater of the annual base rate of the Bank of Canada or a federal funds rate are also available. A facility fee of 0.125% per annum computed on the committed limit of the Canadian Revolving Facility, whether used or unused, is also payable.

     The Canadian Revolving Facility contains covenants customary for financings of this type including, but not limited to, (a) covenants by Terra Canada to maintain a consolidated tangible net worth (shareholders' equity less the value of all intangible assets on a consolidated basis) of U.S. $10 million and (b) limitations on additional liens. The Canadian Revolving Facility contains customary events of default, including, but not limited to, those related to failure to pay amounts due, certain defaults under other debt agreements and bankruptcy or insolvency. An event of default also occurs if Terra International ceases (or if such has been announced or is pending) to own all of the outstanding shares of capital stock of Terra Canada or if the Company ceases (or if such has been announced or is pending) to own, directly or indirectly, all of the issued and outstanding shares of capital stock of Terra International.

Other Obligations of the Company's Subsidiaries

     The following briefly describes certain other indebtedness and obligations of the Company's subsidiaries. See also the Company's financial statements and the notes thereto included herein.

     Terra Funding Corporation is a party to a receivables purchase agreement dated as of August 20, 1996, expiring August 20, 1999, allowing for the sale of an undivided interest in a designated revolving pool of accounts receivable up to $150 million in proceeds. As of April 30, 1997, $122 million of proceeds had been received.

     Terra International has $8.6 million in Industrial Development Revenue Bonds dated April 1, 1992 outstanding which bear interest at an average of 6.8%. Annual payments on the bonds range from $240,000 in 1998 and increase to $1,240,000 for the final payment in 2011. The bonds are secured by a first mortgage on the Company's headquarters building in Sioux City, Iowa.

     Terra International has $31.0 million unsecured notes outstanding as of April 30, 1997 with various institutional investors. Such notes bear interest at 8.48% and 8.75% and mature between 1998 and 2005. Terra International is also a party to various non-cancelable operating leases for agricultural equipment, rail cars and office, production and storage facilities expiring on various dates through 2001. In addition, it is a party to various letters of credit and swap agreements and financial derivatives to manage exposure to interest rates and natural gas prices.

     As a result of a recent acquisition, the Company is a guarantor of approximately $10 million of debt related to its feed business.

     Terra Canada has various foreign exchange forward and option contracts to manage exposure to currency fluctuations. These agreements are entered as designated hedges of fixed obligations and hedges of net foreign currency transaction exposures.

TNCLP Common Units

     TNC holds a 2% interest as general partner in TNCLP and TNLP on a combined basis. TNCLP's limited partnership interests are represented by Common Units. TNC owns about 60% of the outstanding Common Units, Terra Capital owns about 5% of the Common Units and the balance of outstanding Common Units are publicly held. All Available Cash is distributed quarterly to all unit holders pro rata and to the general partner. TNC, as general partner, receives 2% of all distributions of Available Cash and is entitled, as an incentive, to larger percentage interests (up to 50%) to the extent that distributions exceed certain threshold amounts for each quarterly distribution. TNCLP's limited partnership agreement provides that if the Company or its affiliates were to acquire 75% or more of any class of partnership units, TNCLP would have the right to call, or to assign to the Company the right to acquire, all such class of units not held by the Company and its affiliates at a price based on recent market prices.

PNH Preferred Stock

     The Company owns 100% of the common stock of PNH (representing 75% of the voting rights of PNH). Preferred stock of PNH held by unrelated third parties represents 25% of the voting rights of PNH and accrues dividends at a floating rate commensurate with market interest rates. PNH was structured to finance and complete the construction of the Port Neal Facility through its wholly owned subsidiary, PNC.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company included in this Prospectus or incorporated by reference in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein or incorporated by reference in the Registration Statement (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's change in its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Shares have been passed upon for the Company by George H. Valentine, Senior Vice President, General Counsel and Corporate Secretary of the Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         Page
                                                                                         ----
Terra Industries Inc. Consolidated Financial Statements:

   Independent Auditor's Report........................................................  F-2

   Consolidated Statements of Financial Position - March 31, 1997 (unaudited) and
   December 31, 1996 and 1995..........................................................  F-3

   Consolidated Statements of Income - Three Months Ended March 31, 1997 and 1996
   (unaudited), Year Ended December 31, 1996, 1995 and 1994............................  F-4

   Consolidated Statements of Cash Flows - Three Months Ended March 31, 1997 and 1996
   (unaudited), Year Ended December 31, 1996, 1995 and 1994............................  F-5

   Consolidated Statements of Changes in Stockholders' Equity - Three Months Ended
   March 31, 1997 (unaudited), Year Ended December 31, 1996, 1995 and 1994.............  F-6

   Notes to Consolidated Financial Statements..........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Terra Industries Inc.

     We have audited the accompanying consolidated statements of financial position of Terra Industries Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Industries Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the financial statements, the Company changed its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994.


                                         DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 3, 1997



                 Consolidated Statements of Financial Position
--------------------------------------------------------------------------------------------------

                                                            At March 31,        At December 31,
--------------------------------------------------------------------------------------------------
(in thousands)                                                  1997           1996         1995
--------------------------------------------------------------------------------------------------
                                                            (unaudited)
Assets
 Cash and short-term investments                               $   44,585   $  100,742  $  138,707
 Accounts receivable, less allowance for doubtful
  accounts of $11,845, $11,391 and $10,626                        207,364       81,606     178,738
 Inventories                                                      576,779      422,938     367,272
 Other current assets                                              61,652      107,008      79,279
--------------------------------------------------------------------------------------------------
 Total current assets                                             890,380      712,294     763,996
--------------------------------------------------------------------------------------------------
 Equity and other investments                                      17,119       16,579      15,408
 Property, plant and equipment, net                               848,404      846,353     694,358
 Excess of cost over net assets of acquired businesses            287,583      291,645     308,414
 Deferred tax asset                                                15,189       15,311         ---
 Partnership distribution reserve fund                                ---          ---      18,480
 Other assets                                                      81,777       87,183      67,202
--------------------------------------------------------------------------------------------------
 Total assets                                                  $2,140,452   $1,969,365  $1,867,858
==================================================================================================
Liabilities
 Debt due within one year                                      $  115,440   $  118,937   $  30,425
 Accounts payable                                                 314,200      198,273     203,400
 Accrued and other liabilities                                    290,415      207,927     222,298
--------------------------------------------------------------------------------------------------
 Total current liabilities                                        720,055      525,137     456,123
--------------------------------------------------------------------------------------------------
 Long-term debt                                                   403,501      404,707     407,162
 Deferred income taxes                                            135,018      134,523     111,871
 Other liabilities                                                120,714      125,013     138,218
 Minority interest                                                170,413      173,893     182,901
 Commitments and contingencies (Note 12)
--------------------------------------------------------------------------------------------------
 Total liabilities                                              1,549,701    1,363,273   1,296,275
--------------------------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock
   Common Shares, authorized 133,500 shares;
   73,940, 75,010 and 81,173 shares outstanding                   126,545      127,614     133,970
 Paid-in capital                                                  537,045      550,850     631,195
 Cumulative translation adjustment                                 (2,812)      (1,430)       (271)
 Accumulated deficit                                              (70,027)     (70,942)   (193,311)
--------------------------------------------------------------------------------------------------
 Total stockholders' equity                                       590,751      606,092     571,583
--------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                    $2,140,452   $1,969,365  $1,867,858
==================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                       Consolidated Statements of Income
===============================================================================

                                             Three Months Ended March 31,            Year ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                 1997            1996         1996             1995          1994
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per-share amounts)              (unaudited)
Revenues
Net sales                                      $423,683        $388,312    $2,264,509       $2,215,874    $1,633,499
Other income, net                                10,027           6,429        51,977           76,299        32,448
---------------------------------------------------------------------------------------------------------------------------------
                                                433,710         394,741     2,316,486        2,292,173     1,665,947
---------------------------------------------------------------------------------------------------------------------------------
Cost and Expenses
Cost of sales                                   338,052         277,517     1,722,450        1,657,070     1,344,062
Selling, general and
   administrative expense                        68,309          62,080       300,897          259,295       207,333
Equity in (earnings) losses
   of unconsolidated affiliates                   1,023           1,081        (2,042)          (1,894)         (743)
---------------------------------------------------------------------------------------------------------------------------------
                                                407,384         340,678     2,021,305        1,914,471     1,550,652
---------------------------------------------------------------------------------------------------------------------------------
Income from operations                           26,326          54,063       295,181          377,702       115,295
Interest income                                     710           2,331         7,102           13,811         5,541
Interest expense                                (13,484)        (11,565)      (59,947)         (64,897)      (22,082)
Minority interest                                (6,910)        (13,169)      (44,485)         (47,234)       (8,809)
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes,
   extraordinary items and cumulative
   effect of accounting changes                   6,642          31,660       197,851          279,382        89,945
Income tax provision                              2,740          13,260        63,900          115,500        33,700
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary items and
cumulative effect of accounting changes           3,902          18,400       133,951          163,882        56,245
Extraordinary loss on early retirement
   of debt                                          ---             ---           ---           (4,338)       (3,060)
Cumulative effect of accounting changes             ---             ---           ---              ---         3,376
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                     $  3,902        $ 18,400     $ 133,951       $  159,544    $   56,561
=================================================================================================================================

Weighted average number of shares
   outstanding                                   74,709          81,477        77,757           81,332        72,870
=================================================================================================================================

Income Per Share:
Income before extraordinary items                 $0.05           $0.23 $        1.72       $     2.01    $     0.77
Extraordinary loss on early retirement
   of debt                                          ---             ---           ---            (0.05)        (0.04)
Cumulative effect of  accounting changes            ---             ---           ---              ---          0.05
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                        $0.05           $0.23     $    1.72       $     1.96    $     0.78
=================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                                               Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Three Months Ended March 31,              Year ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                               1997            1996            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities                                              (unaudited)
Net income                                                $   3,902       $  18,400       $ 133,951       $ 159,544       $  56,561
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
Depreciation and amortization                                22,621          17,102          83,210          66,075          27,218
Deferred income taxes                                         2,939          (1,178)         15,959          47,849          20,956
Cumulative effect of accounting changes                         ---             ---             ---             ---          (3,376)
Minority interest in earnings                                 6,910          13,169          44,485          47,234           8,809
Other non-cash items                                          1,375           1,333          (3,059)          2,544          10,923
Change in current assets and liabilities,
  excluding working capital purchased:
    Accounts receivable                                    (125,295)        (37,169)        100,359         (24,557)         19,615
    Inventories                                            (152,964)       (177,433)        (53,185)        (30,466)        (59,303)
    Other current assets                                     45,912          (7,946)        (42,849)             46         (13,056)
    Accounts payable                                        115,927          70,397          (8,291)         22,950          60,478
    Accrued and other liabilities                            77,757          79,646         (27,952)         35,349          39,405
Unreimbursed Port Neal casualty                                 ---         (16,822)        (26,498)        (68,748)            ---
Other                                                        (7,367)         (3,646)        (14,291)        (14,699)            212
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided by Operating Activities          (8,283)        (44,147)        201,839         243,121         168,442
-----------------------------------------------------------------------------------------------------------------------------------
Investing Activities
    Port Neal plant construction                               (381)        (38,376)        (86,323)       (133,106)            ---
    Insurance proceeds from plant casualty                      ---             ---          26,675         127,557             ---
    Acquisitions, net of cash acquired                       (5,708)         (4,910)        (16,181)        (22,326)       (373,722)
    Purchase of property, plant and equipment               (15,058)        (15,568)        (99,326)        (44,023)        (31,213)
    Purchase of minority interest - TNCLP                       ---             ---             ---         (28,834)            ---
    Proceeds from asset sales                                   ---             ---           5,798             ---             ---
    Other                                                       848             291             861           5,670          (1,448)
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used In Investing Activities                       (20,299)        (58,563)       (168,496)        (95,062)       (406,383)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities
    Net short-term borrowings                                (3,367)         14,996          90,318           4,906          13,795
    Proceeds from issuance of long-term debt                    ---             ---             151         203,112         326,407
    Principal payments on long-term debt                     (1,336)         (1,327)         (4,412)       (349,134)       (101,416)
    Debt issuance costs                                         ---             ---             ---          (8,333)        (13,581)
    Stock (repurchase) issuance - net                       (14,871)            145         (91,131)          1,187         117,666
    Distributions to minority interests                      (3,632)        (13,227)        (53,493)        (36,750)         (5,040)
    Sale of minority interest in subsidiaries                   ---             ---             ---          24,950             ---
    Dividends                                                (2,987)         (2,436)        (11,582)         (8,662)         (5,837)
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided by Financing Activities         (26,193)         (1,849)        (70,149)       (168,724)        331,994
-----------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Effect on Cash and Short-Term
  Investments                                                (1,382)            (39)         (1,159)            988            (771)
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Short-Term
  Investments                                               (56,157)       (104,598)        (37,965)        (19,677)         93,282
Cash and Short-Term Investments at Beginning of Year        100,742         138,707         138,707         158,384          65,102
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Short-Term Investments at End of Year            $  44,585       $  34,109       $ 100,742       $ 138,707       $ 158,384
===================================================================================================================================
Interest Paid                                                                             $  58,706       $  77,800       $  16,500
===================================================================================================================================
Income Taxes Paid                                                                         $  80,340       $  47,665       $  22,600
===================================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                           Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------------------------------------------------------------
                                          Capital Stock                   Cumulative
                                        ------------------    Paid-In     Translation    Accumulated
(in thousands)                          Shares     Amount     Capital     Adjustment       Deficit       Total
----------------------------------------------------------------------------------------------------------------
December 31, 1993                       69,455    $122,257    $516,128      $  (488)      $(394,917)    $242,980
    Conversion of debentures               731         731       5,176          ---             ---        5,907
    Exercise of stock options              847         847       3,819          ---             ---        4,666
    Issuance of Common Shares            9,700       9,700     103,300          ---             ---      113,000
    Translation adjustment                 ---         ---         ---         (771)            ---         (771)
    Stock Incentive Plan                   232         235       1,688          ---             ---        1,923
    Dividends                              ---         ---         ---          ---          (5,837)      (5,837)
    Net income                             ---         ---         ---          ---          56,561       56,561
----------------------------------------------------------------------------------------------------------------
December 31, 1994                       80,965     133,770     630,111       (1,259)       (344,193)     418,429
    Exercise of stock options              192         192       1,073          ---             ---        1,265
    Translation adjustment                 ---         ---         ---          988             ---          988
    Stock Incentive Plan                    16           8          11          ---             ---           19
    Dividends                              ---         ---         ---          ---          (8,662)      (8,662)
    Net income                             ---         ---         ---          ---         159,544      159,544
----------------------------------------------------------------------------------------------------------------
December 31, 1995                       81,173     133,970     631,195         (271)       (193,311)     571,583
    Exercise of stock options, net         144         144         515          ---             ---          659
    Issuance of Common Shares              219         219       2,623          ---             ---        2,842
    Repurchase of Common Shares         (6,827)     (6,827)    (84,963)         ---             ---      (91,790)
    Translation adjustment                 ---         ---         ---       (1,159)            ---       (1,159)
    Stock Incentive Plan                   301         108       1,480          ---             ---        1,588
    Dividends                              ---         ---         ---          ---         (11,582)     (11,582)
    Net income                             ---         ---         ---          ---         133,951      133,951
----------------------------------------------------------------------------------------------------------------
December 31, 1996                       75,010     127,614     550,850       (1,430)        (70,942)     606,092
    Exercise of Stock Options                2           2          11          ---             ---           13
    Repurchase of Common Shares         (1,071)     (1,071)    (13,816)         ---             ---      (14,887)
    Translation adjustment                 ---         ---         ---       (1,382)            ---       (1,382)
    Stock Incentive Plan                    (1)        ---         ---          ---             ---          ---
    Dividends                              ---         ---         ---          ---          (2,987)      (2,987)
    Net Income                             ---         ---         ---          ---           3,902        3,902
----------------------------------------------------------------------------------------------------------------
March 31, 1997 (unaudited)              73,940    $126,545    $537,045      $(2,812)      $ (70,027)    $590,751
================================================================================================================

See accompanying Notes to the Consolidated Financial Statements.

                 Notes to the Consolidated Financial Statements


1.  Summary of Significant Accounting Policies

Basis of presentation:
     The Consolidated Financial Statements include the accounts of Terra Industries Inc. and all majority owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

Interim Financial Information:
The unaudited consolidated financial statements as of March 31, 1997 contain all adjustments necessary to summarize fairly the financial position of the Company and all majority-owned subsidiaries and the results of the Company's operations for the three months ended March 31, 1997 and 1996. All such adjustments are of a normal recurring nature. Because of the seasonal nature of the Company's operations and effects of weather-related conditions in several of its marketing areas, results of operations of any single reporting period should not be considered as indicative of results for a full year.

Foreign exchange:
Results of operations for the Canadian subsidiary are translated using average currency exchange rates during the period while assets and liabilities are translated using current rates. Resulting translation adjustments are recorded as currency translation adjustments in stockholders' equity.

Cash and short-term investments:
The Company considers short-term investments with an original maturity of three months or less to be cash equivalents which are reflected at their approximate fair value.

Inventories:
Inventories are stated at the lower of cost or estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

Property, plant and equipment:
Expenditures for plant and equipment additions, replacements and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 15 to 20 years for buildings and 3 to 18 years for plant and equipment. Maintenance and repair costs are expensed as incurred.

Excess of costs over net assets of acquired business:
The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over periods ranging from 15 to 18 years. Management periodically determines the recoverability of this asset through an assessment of future operations.

Plant turnaround costs:
Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period to the next scheduled turnaround, generally two years.

Hedging transactions:
Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate.

Stock-based compensation:
The Company recognizes compensation costs for stock-based employee compensation plans based on the difference, if any, between the quoted market price of the stock and the amount an employee pays to acquire the stock.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform with current year presentation.

Per-share results:
Earnings-per-share data are based on the weighted average number of Common Shares outstanding and the dilutive effect of the Company's outstanding restricted shares and stock options. Fully diluted earnings per share is considered to be the same as primary earnings per share, since the effect of certain dilutive securities was not significant.

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share." SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share. The impact on earnings per share computed using SFAS 128 is immaterial, in comparison with net income per share disclosed in the Consolidated Statements of Income. SFAS 128 is applicable for fiscal years ending after December 15, 1997.

2.  Acquisitions

On October 20, 1994, the Company acquired Agricultural Mineral and Chemicals Inc. (AMCI) for $506 million in cash. AMCI, through its subsidiaries manufactures nitrogen-based fertilizers and industrial use products and methanol. The subsidiaries controlled by the Company as a result of the AMCI acquisition include Terra Nitrogen Corporation (TNC), Beaumont Methanol, Limited Partnership (BMLP) and Terra Nitrogen Company, L.P. (TNCLP). As a result of the acquisition and subsequent open market purchases (see Note 11 - Long-Term Debt), the Company and its subsidiaries have approximately a 66% ownership interest in TNCLP, formerly Agricultural Minerals Company, L.P., which operates nitrogen products manufacturing facilities in Verdigris, Oklahoma and Blytheville, Arkansas through an operating partnership, Terra Nitrogen, Limited Partnership
(TNLP). Terra Methanol Corporation (TMC) is the general partner of BMLP which operates a methanol production facility in Beaumont, Texas. The acquisition has been accounted for using the purchase method of accounting.

To finance the acquisition of AMCI, the Company issued 9.7 million Common Shares for aggregate net proceeds of approximately $113 million, entered into credit arrangements to issue $310 million of long-term debt, and refinanced certain bank debt and credit lines of the Company, AMCI and AMCI's subsidiaries aggregating $260 million of which $152 million in borrowings were outstanding. As a result of the acquisition of AMCI, the Company also assumed AMCI's obligations including its 10.75% Senior Notes due 2003 (see Note 11 - Long-Term
Debt).

On September 15, 1994, the Company acquired an approximate 34% interest in Royster-Clark, Inc. for $12 million in cash. Royster-Clark is a 104-location distributor of crop input and protection products in the mid-Atlantic region.

Operating results of the acquired businesses subsequent to the respective dates of each acquisition are included in the Consolidated Statements of Income. The following represents unaudited pro forma summary results of operations as if the acquisition of AMCI had occurred at the beginning of 1994:


(in thousands, except per-share data)          Year ended December 31,
-----------------------------------------------------------------------
                                                      1994
-----------------------------------------------------------------------
Revenues                                       $ 2,084,827
Income before extraordinary items and
 cumulative effect of accounting changes       $   110,370
Net income                                     $   110,680
Income per share before extraordinary items    $      1.37
Net income per share                           $      1.37
=======================================================================

The pro forma operating results were adjusted to include depreciation of the fair value of capital assets acquired based on estimated useful lives, amortization of intangibles, reduction of incentive compensation expense for plans terminated at acquisition, interest expense on the acquisition borrowings, the issuance of common stock and the effect of income taxes.

The pro forma information listed above does not purport to be indicative of the results that would have been obtained if the operations were combined during the above period, and is not intended to be a projection of future operating results or trends.


3.  Accounting Changes

Coincident with the 1994 acquisition of AMCI (see Note 2 - Acquisitions), the Company changed its method of accounting for major maintenance turnarounds at manufacturing facilities and recorded a $4.2 million credit, net of income taxes of $2.7 million, as the cumulative effect at January 1, 1994 of the change in accounting principle. Excluding the cumulative effect, this change increased net income for 1994 by approximately $1.0 million, or $0.01 per share. Under the new accounting principle the Company defers the cost of turnarounds when incurred and charges the costs to production ratably over the period until the next scheduled turnaround. Previously, estimated costs of turnarounds were charged to product costs over the period preceding each scheduled major maintenance, generally two years. The change was made to charge turnaround costs to production over the period most clearly benefited by the turnaround.

In 1994, the Company adopted SFAS 112, "Employers' Accounting for Post-Employment Benefits." This change required the Company to recognize future liabilities of $0.8 million, net of income taxes of $0.5 million, for benefits to disabled employees. Prior to the adoption of SFAS 112, the Company recognized such expenses in the period the benefits were paid.

4.  Accounts Receivable

On August 20, 1996, the Company, through Terra Funding Corporation (TFC), a beneficially owned subsidiary of the Company and a limited purpose corporation, entered into an agreement with a financial institution to sell an undivided interest in its accounts receivable. Under the agreement, which expires August 20, 1999, the Company may sell without recourse an undivided interest in a designated pool of its accounts receivable and receive up to $150 million in proceeds. Undivided interests in new receivables may be sold as amounts are collected on previously sold interests. As of March 31, 1997, the proceeds of the uncollected balance of accounts receivable sold totaled $93 million. The Company pays a monthly discount fee on the outstanding amount of the accounts receivable sold which is included in interest expense in the Consolidated Statements of Income. TFC is a separate legal entity whose creditors have received security interests in its assets. Under a previous agreement which expired during 1996, the Company sold an undivided interest in a designated pool of its accounts receivable up to $50 million in proceeds.

5.  Inventories

Inventories consisted of the following:

                           March 31, 1997             December 31,
                           --------------        ----------------------
(in thousands)              (unaudited)            1996          1995
---------------------------------------------------------------------------
Raw materials              $     40,177         $    39,782   $    36,499
Finished goods                  536,602             383,156       330,773
---------------------------------------------------------------------------
Total                      $    576,779         $   422,938   $   367,272
===========================================================================


6.  Other Current Assets

Other current assets consisted of the following:


                                             March 31, 1997             December 31,
                                             --------------      -------------------------
(in thousands)                                 (unaudited)         1996           1995
------------------------------------------------------------------------------------------
Deferred tax asset - current                     $  12,241      $  15,180      $  23,768
Income taxes recoverable - federal                     ---         12,641            ---
Income taxes recoverable - foreign                   7,593         10,884            ---
Partnership distribution reserve fund               18,480         18,480            ---
Insurance recoverable                                  ---            ---         29,808
Other current assets                                23,338         49,823         25,703
------------------------------------------------------------------------------------------
Total                                            $  61,652      $ 107,008      $  79,279
==========================================================================================

7.  Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

                                              March 31, 1997               December 31,
                                              ---------------        ---------------------------
(in thousands)                                  (unaudited)             1996           1995
------------------------------------------------------------------------------------------------
Land and buildings                               $  127,578         $  128,741    $  105,715
Plant and equipment                                 887,797            886,150       556,206
Finance leases                                        3,526              3,526         4,716
Construction in progress                             47,751             30,576       171,967
------------------------------------------------------------------------------------------------
                                                  1,066,652          1,048,993       838,604
Less accumulated depreciation
 and amortization                                  (218,248)          (202,640)     (144,246)
------------------------------------------------------------------------------------------------
Total                                            $  848,404         $  846,353    $  694,358
================================================================================================


8.  Port Neal Casualty

On December 13, 1994, the Company's Port Neal facility in Iowa was extensively damaged as a result of an explosion. Insurance was in force to cover the Company's property damage, business interruption and third party liability claims. Estimated lost profits recoverable under the business interruption policy were included in income. Insurance proceeds received under the Company's property damage claim are being deferred pending final settlement of the claim. The Company has invested additional funds for enhancements and improvements at the Port Neal facility.

As of March 31, 1997, the Company has received $203 million in insurance payments. The Company presented documentation to the insurance carriers supporting expenditures in excess of $350 million to rebuild the plant and to compensate for the property damage and business interruption losses. The Company filed a complaint in April 1997 in federal court against its property insurance carriers alleging the carriers have failed to act in a timely manner to handle the claim or to acknowledge their obligations to pay the amounts owed. The complaint seeks, among other things, monetary damages in excess of $150 million.

The Company expects to record a substantial non-recurring gain, representing the difference between the property insurance settlement on the Port Neal facility with the Company's insurers and the carrying value of the facility at the time of the explosion. The amount of the gain will be dependent on the final settlement reached with the Company's insurance carriers.

9.  Debt Due Within One Year

Debt due within one year consisted of the following:


                                                March 31, 1997                 December 31,
                                                ---------------        ----------------------------
(in thousands)                                    (unaudited)            1996                1995
------------------------------------------------------------------------------------------------------
Short-term borrowings                             $   112,965          $  116,332         $   26,014
Current maturities of long-term debt                    2,475               2,605              4,411
------------------------------------------------------------------------------------------------------
Total                                             $   115,440          $  118,937         $   30,425
======================================================================================================

Weighted average short-term borrowings                                 $  109,701         $   53,483
======================================================================================================

Weighted average interest rate                                               7.6%               8.4%
======================================================================================================

During 1996, the Company had a credit agreement to provide revolving credit facilities of up to $375 million for domestic seasonal working capital needs and other corporate purposes. At December 31, 1996, the revolving credit facilities were reduced to $355 million. The Company also has a $25.6 million ($35 million
Cdn) revolving credit facility used to provide for working capital needs for its Canadian operations. There was $110.0 million outstanding at December 31, 1996 under the domestic facility and $6.3 million outstanding under the Canadian facility. Interest on borrowings under these lines is charged at current market rates.

Under the credit agreement, the Company has agreed, among other things, to maintain certain financial covenants including minimum net worth and interest coverage ratios and maximum debt to cash flow ratios, and to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayment of subordinated indebtedness, changes in lines of business and transactions with affiliates. The Company's domestic revolving credit facilities expire December 31, 2000. A commitment fee is charged on the unused portion of the facilities under the credit agreement, currently 1/4 percent adjustable based on the Company's most recent quarter debt to cash flow ratio. The credit agreement is secured by the stock of certain principal subsidiaries of the Company as well as the personal property of the former AMCI subsidiaries.

Under the Canadian facility, the Company has agreed, among other things, to maintain a certain level of net worth and restrict payments to the Company from operating subsidiaries. The Canadian facility expires May 20, 1998 and is renewable at the discretion of the bank. A commitment fee of 1/8 percent is paid on the facility.

10. Accrued and Other Liabilities

Accrued and other liabilities consisted of the following:


                                   March 31, 1997             December 31,
                                  ---------------      -------------------------
(in thousands)                      (unaudited)            1996            1995
-------------------------------------------------------------------------------------
Customer deposits                   $  180,900         $  102,347      $  101,851
Payroll and benefit costs               19,453             26,382          33,242
Income taxes - federal                   4,920                ---          12,761
Income taxes - state                     2,850              5,096          13,448
Other                                   82,292             74,102          60,996
-------------------------------------------------------------------------------------
Total                               $  290,415         $  207,927      $  222,298
=====================================================================================

11.  Long-Term Debt

Long-term debt consisted of the following:

                                                        March 31, 1997                  December 31,
                                                        --------------       ---------------------------------
(in thousands)                                           (unaudited)             1996              1995
----------------------------------------------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005                           $    200,000         $   200,000       $   200,000
Senior Notes, 10.75%, due 2003                               158,755             158,755           158,755
Senior Notes, 8.48%, due 2005                                 30,000              30,000            30,000
Industrial Development Revenue Bonds
 bearing interest at an average 6.81% with
 increasing payments from 1997 to 2011                         8,860               8,860             9,045
Notes, 8.75%, due 1997 to 1998                                 1,000               2,000             4,500
Other                                                          7,361               7,697             9,273
----------------------------------------------------------------------------------------------------------------------
                                                             405,976             407,312           411,573
Less current maturities                                       (2,475)             (2,605)           (4,411)
----------------------------------------------------------------------------------------------------------------------
Total                                                   $    403,501         $   404,707       $   407,162
======================================================================================================================

Scheduled principal payments for each of the five years 1997 through 2001 are $2.6 million, $2.6 million, $3.5 million, $8.2 million and $5.4 million, respectively.

In 1995, the Company issued $200 million unsecured 10.5% Senior Notes due in full June 15, 2005. The 10.5% Senior Notes are redeemable at the option of the Company, in whole or part, at any time on or after June 15, 2000, initially at 105.250% of their principal amount, plus accrued interest, declining to 102.625% on or after June 15, 2001, and declining to 100% on or after June 15, 2002. The 10.5% Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions. Net proceeds of $28.8 million were used to acquire 974,900 of the outstanding Senior Preference Units (SPUs) of TNCLP. The remaining net proceeds were used to repay bank term loans.

The 10.75% unsecured Senior Notes are redeemable at the option of the Company, in whole or part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 102.688% on or after September 30, 1999, and declining to 100% on or after September 30,
2000.   The 10.75% Senior Notes Indenture contains restrictions similar to those in the 10.5% Senior Notes Indenture.

The $30 million unsecured 8.48% Senior Notes require annual principal payments commencing November 1, 1999 through May 1, 2005. The notes include covenants similar to the revolving credit agreement described in Note 9 - Debt Due Within One Year and a requirement for rental and interest obligations coverage. The Company has executed interest rate swap agreements to convert one-half of the 8.48% unsecured Senior Notes to LIBOR-based floating rate instruments. The interest rate agreements became effective on April 15, 1993 and terminate on April 15, 2003.

The Industrial Development Revenue Bonds due in 2011 are secured by a letter of credit guaranteed by the Company and, along with other long-term debt due in 2003, by the Company's headquarters building located in Sioux City, Iowa.

12.  Commitments and Contingencies

The Company and its subsidiaries are committed to various non-cancelable operating leases for agricultural equipment, and office, production, and storage facilities expiring on various dates through 2010. Total minimum rental payments are as follows:

(in thousands)
-------------------------------------------------------------------------
1997                                                   $   44,486
1998                                                       28,737
1999                                                       21,110
2000                                                        9,292
2001 and thereafter                                         7,942
-------------------------------------------------------------------------
Total                                                  $  111,567
=========================================================================

Total rental expense under all leases, including short-term cancelable operating leases, was approximately $54.1 million, $46.8 million and $37.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

In April 1993, the Company entered into a lease financing agreement in connection with the purchase of an ammonia manufacturing plant and related upgrading facilities located near Sarnia, Ontario. The agreement included an option to purchase the nitrogen plant which the Company exercised during 1996.

The Company is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Company against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50% or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Company may have to pay such amount. The Company has estimated the present value of contingent liabilities at approximately $9.8 million at December 31, 1996.

The Company is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.


13.  Derivative Financial Instruments

The Company manages four categories of risk using derivative financial instruments: (a) foreign currency fluctuations (b) changes in natural gas supply prices (c) interest rate fluctuations and (d) the effect of fluctuations in methanol prices relative to natural gas prices. Derivative financial instruments have credit risk and market risk.

To manage credit risk, the Company only enters into derivative transactions with counter-parties that are currently rated AA or better or equivalent as recognized by a national rating agency. The Company will generally continue in a derivative transaction if the counter-party's credit rating is downgraded to
A. Appropriate steps will be taken to minimize risks if the counter-party's credit rating is downgraded below A. The Company will not enter into transactions with counter-parties if the additional transaction will result in credit exposure exceeding $20 million. For purposes of this policy, "credit exposure" means the market value of derivatives transactions with that counter-party. Additionally, the credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Market risk related to derivative financial instruments should be substantially offset by changes in the valuation of the underlying items being hedged.

Foreign Currency Fluctuations - The Company enters into foreign exchange forward and option contracts to manage risk associated with foreign currency exchange rate fluctuations. The contracts are designated as hedges of fixed obligations and hedges of net foreign currency positions. Contract maturities are consistent with the settlement dates of items being hedged. Foreign currency hedges require cash settlement at termination. Gains and losses on these contracts are deferred and included as a component of the related transaction.

A significant portion of the Company's Canadian production is sold in the U.S., or is based on U.S. prices, but many of the production costs are in Canadian dollars. As a result, the Company's earnings will decline when the Canadian dollar increases in value compared with the U.S. dollar. Consequently, the Company buys Canadian dollars forward or uses derivatives to fix future exchange rates over a twelve-month period to cover a portion of its estimated net Canadian dollar requirements which include firm commitments to purchase natural gas. As of December 31, 1996, the existing forward contracts represented approximately 20% of anticipated net 1997 Canadian dollar requirements of approximately $25 million (Cdn).

Natural Gas Prices - Natural gas supplies to meet production requirements at the Company's production facilities are purchased at market prices. Natural gas market prices, as with other commodities, are volatile and the Company effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swaps and options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. The contracts' physical prices are frequently based on the Henry Hub Louisiana price. Natural gas supplies for the Company's six production facilities are purchased from various suppliers for each plant location which creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

A swap is a contract between the Company and a third party to exchange cash based on a designated price. Option contracts give the holder the right to either own or sell a futures or swap contract. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value.

The following summarizes open natural gas contracts at December 31, 1996 and 1995:


(in thousands)                      1996                         1995
--------------------------------------------------------------------------------
                            Contract    Unrealized       Contract    Unrealized
                            MMBtu       Gain (Loss)      MMBtu       Gain
--------------------------------------------------------------------------------
Futures                      2,530      $ (1,024)          6,840      $   592
Swaps                      177,315        41,958         167,040       13,475
Options                      6,260         1,102           6,470          797
--------------------------------------------------------------------------------
                           186,105     $  42,036         180,350      $14,864
================================================================================

Annual production requirements are approximately 134 million MMBtu. Contracts were in place at December 31, 1996 to cover 65% of 1997 natural gas requirements, 59% for 1998 and 23% for 1999.

Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month in which the hedged transaction occurs. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains on closed contracts and premium payments on option contracts of $18.1 million and $4.7 million, respectively, relating to future periods have been deferred and are included in other current assets as of December 31, 1996.

During 1996, natural gas hedging activities reduced the Company's natural gas costs by approximately $74.3 million compared with spot prices. During 1995, natural gas hedging activities produced cost increases of approximately $34.5 million compared with spot prices. During 1994, natural gas hedging increased cost by approximately $15.5 million compared with spot prices.

The Company has also entered into basis swaps. Such contracts require payments to or from the Company for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. As of December 31, 1996 and 1995, MMBtu's under such contracts totaled 16.0 million and 14.7 million, respectively.

Interest Rate Fluctuations - The Company has limited the effect of interest rate fluctuations for a portion of its floating rate obligations through the use of interest rate collar agreements which are designated as hedges. The agreements require payments to the Company for the amount, if any, that interest costs, based on LIBOR, exceed 8.5% to 9.0% and require payments by the Company for the amount that interest costs based on LIBOR fall below 5.65%. The interest rate collar agreements, with a notional amount of $135 million (which declines over the remaining two-year period), cover 54% of the variable interest rate obligations at December 31, 1996. The unamortized cost of the collar agreements is carried in other assets in the Consolidated Statement of Financial Position. The Company paid $100,000 during the year and $39,000 was due at December 31, 1996 related to the agreements.

The Company has also entered into interest rate swap agreements to convert 50% of its $30 million fixed-rate, long-term borrowings to variable rates through April 15, 2003. The interest rate swap agreements are designated as hedges. For 1996, the net interest rate effect of the swap arrangements totaled 1.7% effectively reducing the interest rate on its $30 million of 8.48% Senior Notes to 7.61%. For 1995, the net interest rate effect of the swap arrangements totaled 1.8% effectively reducing the interest rate to 7.58%. At December 31, 1996, the notional amount of the swap agreement was approximately $15 million.

Methanol Prices - The Company entered into a methanol hedging agreement (the Methanol Hedging Agreement) effective October 1994. Pursuant to the agreement, the Company received $4 million in cash and agreed to make payments to the extent that average methanol prices exceed the sum of $0.65 per gallon plus
0.113 times the average spot price index in cents per MMBtu for natural gas during the periods October 20, 1994 to December 31, 1995, calendar year 1996, and calendar year 1997. The amount due, if any, is dependent upon average methanol and natural gas prices during each of the periods. Payments are due five days after the end of each period. The quantities subject to the agreement for each of these periods are 155.5 million, 140 million and 130 million gallons, respectively. The Company's methanol production facilities have a production capacity of 320 million gallons of methanol per year.

The $4 million received pursuant to the Methanol Hedging Agreement is being recognized as income over the term of the agreement. No amounts have been paid by the Company or are presently accrued under the terms of the agreement.

The following table presents the carrying amounts and estimated fair values of the Company's derivative financial instruments at December 31, 1996 and 1995. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                       1996               1995
--------------------------------------------------------------------------------
                               Carrying    Fair   Carrying    Fair
 (in millions)                  Amount    Value    Amount    Value
--------------------------------------------------------------------------------
Foreign currency               $ ---      $ ---    $ ---     $  0.7
Natural gas                      9.6        51.6     6.2       21.1
Interest rate                    0.3         0.3     0.7       (1.9)
Methanol                        (1.3)       ---     (2.5)       ---
================================================================================

The following methods and assumptions were used to estimate the fair value of each class of derivative financial instrument:

Foreign currency contracts: Estimated based on quotations received from a quotation service and computations prepared by the Company.

Natural gas futures, swaps and options: Estimated based on quoted market prices from brokers, and computations prepared by the Company.

Interest rate collar agreements and interest rate swap agreements: Estimated based on quotes from the market makers of these instruments.

Methanol Hedging Agreement: Estimated based on historical and forecasted market prices for both methanol and natural gas prices and computations prepared by the Company.


14.  Financial Instruments and Concentrations of Credit Risk

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                              1996                     1995
--------------------------------------------------------------------------------------------------------
                                                       Carrying    Fair       Carrying     Fair
(in millions)                                           Amount     Value       Amount     Value
--------------------------------------------------------------------------------------------------------
Financial Assets
      Cash and short-term investments                $  100.7    $  100.7   $  138.7    $  138.7
      Receivables                                        81.6        81.6      178.7       178.7
      Equity and other investments                       16.6        18.6       15.4        17.7
      Other assets                                        9.2         9.8        9.0        9.6
Financial Liabilities
      Short-term borrowings                            (116.3)     (116.3)     (26.0)     (26.0)
      Long-term debt                                   (407.3)     (437.0)    (411.6)    (444.8)
========================================================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and receivables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Equity and other investments: Investments in untraded companies are valued on the basis of management's estimates and, when available, comparisons with similar companies whose shares are publicly traded.

Other assets: The amounts reported relate to notes receivable obtained from sale of previous operating assets. The fair value is estimated based on current interest rates and repayment terms of the individual notes.

Short-term borrowings: The carrying amounts approximate fair value because of the short maturity of these issues.

Long-term debt: The fair value of the Company's long-term debt is estimated based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities.

Concentration of Credit Risk - The Company is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors' ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion. Short-term cash investments are placed in short duration corporate and government debt securities funds with well capitalized, high quality financial institutions. By policy, the Company limits the amount of credit exposure in any one type of investment instrument.

Financial Instruments - At December 31, 1996, the Company had letters of credit outstanding totaling $21.5 million, guaranteeing various insurance and financing activities. Short-term investments of $5.4 million and $8.9 million at December 31, 1996 and 1995, respectively, are restricted to collateralize certain letters of credit.

15.  Stockholders' Equity

The Company allocates $1.00 per share upon the issuance of Common Shares to the Common Share capital account.

At December 31, 1996, 1.9 million Common Shares were reserved for issuance upon award of restricted shares and exercise of employee stock options.

The Company has authorized 16,500,000 Trust Shares for issuance. There was no activity related to the Trust Shares from December 31, 1993 to December 31, 1996 and no Trust Shares were outstanding at December 31, 1996.

In September 1995, the Company transferred its Port Neal facility (including improvements then in progress) and $1.3 million in cash to Port Neal Holdings Corp. (PNH) and PNH issued $25 million of non-convertible preferred stock to unrelated third parties. As a result, the Company owns 100% of the common stock of PNH (representing 75% of the voting rights of PNH). PNH was structured to finance and complete the construction of the Port Neal facility through its wholly owned subsidiary, Port Neal Corporation (PNC). The preferred stock represents 25% of the voting rights of PNH and accrues dividends at a floating rate commensurate with market interest rates. The Company accounts for the preferred stock as a minority interest. Various agreements between the Company and certain subsidiaries were entered into with PNH and/or PNC including intercompany debt obligations and lease arrangements.

16.  Stock-Based Compensation

The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $2.8 million and $1.0 million for the years ended December 31, 1996 and 1995, respectively.

The Company's 1992 Stock Incentive Plan authorized granting key employees options to purchase Common Shares at not less than fair market value on the date of grant and also authorizes the award of performance units and restricted shares. Awards to a maximum of 2.5 million Common Shares may be granted under the 1992 Plan. There were no performance units outstanding at December 31, 1996. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock options and restricted shares vest over specified periods, or in some cases upon the attainment, prior to a termination date, of pre-established market price objectives for the Company's Common Shares. The restricted shares are entitled to normal voting rights and earn dividends as declared during the performance periods. Compensation expenses are accrued on a ratable basis through the service periods. At December 31, 1996, 479,000 Common Shares were available for grant under the 1992 Plan.

A summary of the Company's stock-based compensation activity related to stock options for the years ended December 31, is as follows:


(options in thousands)
------------------------------------------------------------------------------------------------------------------
                                              1996                   1995                   1994
                                        --------------------    -------------------    -------------------
                                                    Weighted               Weighted               Weighted
                                                    Average                Average                Average
                                                    Exercise               Exercise               Exercise
                                        Number       Price      Number      Price      Number      Price
------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year          1,350      $   6.92     1,533     $   6.79     2,145     $    5.81
Granted                                    535         14.62         9        13.00       289         10.50
Expired/terminated                           8         10.50       ---          ---        54          8.10
Exercised                                  158          5.36       192         6.16       847          5.50
------------------------------------------------------------------------------------------------------------------
Outstanding - end of year                1,719      $   9.44     1,350     $   6.92     1,533     $    6.79
==================================================================================================================

The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

(options in thousands)
---------------------------------------------------------------------------------------------------------------------
                                  Options Outstanding                       Options Exercisable
                    ------------------------------------------------    ---------------------------
                                       Weighted
                                       Average          Weighted                       Weighted
    Range of          Number          Remaining          Average          Number        Average
 Exercise Prices    Outstanding    Contractual Life   Exercise Price    Exercisable  Exercise Price
---------------------------------------------------------------------------------------------------------------------
 $  3.00   $  5.99         538          5.3  years         $  4.96             538       $  4.96
    6.00      8.99         267          2.5                   6.81             267          6.81
    9.00     11.99         370          4.8                  10.29             230         10.16
   12.00     14.99         544          9.9                  14.60             ---           ---
---------------------------------------------------------------------------------------------------------------------
 Total                   1,719          6.2                $  9.44           1,035       $  6.59
=====================================================================================================================

There were 1,052,000 and 1,244,000 options exercisable at December 31, 1995 and 1994, respectively.

The weighted average fair value of options granted was $4.34 per option for 1996 and $5.08 per option for 1995. The fair value of options granted under the 1992 Plan was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                                        1996                                       1995
---------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                5.93%                                      6.45%
Dividend yield                                         1.00%                                      1.00%
Expected volatility                                    27.0%                                      27.0%
Expected life (years)                                   4.5                                        7.0
=====================================================================================================================

There were 376,000 restricted shares granted during 1996 with a weighted average fair value of $14.40 per share. There were 54,000 restricted shares granted during 1995 with a weighted average fair value of $12.80 per share.

The effect on 1996 and 1995 net income and earnings per share of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" is immaterial.


17.  Retirement Plans

The Company and its subsidiaries maintain non-contributory pension plans that cover substantially all salaried and hourly employees. Benefits are based on a final pay formula for the salaried plans and a flat benefit formula for the hourly plans. The plans' assets consist principally of equity securities and corporate and government debt securities. The Company and its subsidiaries also have certain non-qualified pension plans covering executives, which are unfunded. The Company accrues pension costs based upon annual independent actuarial valuations for each plan and funds these costs in accordance with statutory requirements. The components of net periodic pension expense were as follows:


(in thousands)                                 1996                      1995                      1994
---------------------------------------------------------------------------------------------------------------------
Current service cost                         $  5,280                  $  4,120                  $  3,248
Interest on projected benefit obligation        6,098                     4,746                     3,971
Actual loss (return) on assets                 (6,591)                  (12,763)                      361
Net amortization and other                      1,203                     8,080                    (4,764)
---------------------------------------------------------------------------------------------------------------------
Pension expense                              $  5,990                  $  4,183                  $  2,816
=====================================================================================================================

Net periodic pension expense for 1994 includes components of expense for the former AMCI plan for the period from acquisition through December 31, 1994.

The following table reconciles the plans' funded status to amounts included in the Consolidated Statements of Financial Position at December 31:


(in thousands)                                         1996                                             1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                Plans with                                          Plans with
                                            Plans with          accumulated              Plans with                accumulated
                                         assets in excess       benefits in           assets in excess             benefits in
                                          of accumulated         excess of             of accumulated               excess of
                                             benefits           plan assets               benefits                 plan assets
----------------------------------------------------------------------------------------------------------------------------------

Actuarial present value of:
     Vested benefit obligations             $(57,455)            $(3,206)                 $(46,543)                  $(2,496)
     Accumulated benefit obligations        $(62,092)            $(3,354)                 $(50,778)                  $(2,718)
     Projected benefit obligations          $(84,997)            $(4,169)                 $(70,658)                  $(3,160)
Plan assets at fair value                     71,596                 ---                    60,460                        --
----------------------------------------------------------------------------------------------------------------------------------
Funded status                                (13,401)             (4,169)                  (10,198)                   (3,160)
Unrecognized net experience loss (gain)        5,570                 915                    (2,737)                      526
Unrecognized prior service cost                  155                 276                       205                       311
Unrecognized net
  transition (asset) obligation               (2,371)                466                     1,744                       372
Additional minimum liability                     ---                (753)                      ---                      (767)
----------------------------------------------------------------------------------------------------------------------------------
Pension liability                           $(10,047)            $(3,265)                 $(10,986)                  $(2,718)
==================================================================================================================================

The assumptions used to determine the actuarial present value of benefit obligations and pension expense during each of the years in the three-year period ended December 31, 1996 were as follows:

                                                                     1996                     1995                     1994
----------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                        7.5%                    7.25%                     8.5%
Long-term per annum compensation increase                             5.0%                     5.0%                     5.0%
Long-term return on plan assets                                       9.5%                     9.5%                     9.5%
==================================================================================================================================

The Company also sponsors a qualifying savings plan covering most full-time employees. Contributions made by participating employees are matched based on a specified percentage of employee contributions up to 6% of the employees' pay base. The cost of the Company's matching contribution to the savings plan totaled $4.0 million in 1996, $3.7 million in 1995 and $1.9 million in 1994.

18.  Post-Retirement Benefits

The Company also provides health care benefits for eligible retired employees of one of its wholly owned subsidiaries. Participants generally become eligible after reaching retirement age with ten years of service. The plan pays a stated percentage of most medical expenses reduced for any deductible and payments made by government programs. The plan is unfunded.

Employees hired prior to January 1, 1990 are eligible for participation in the plan. Participant contributions and co-payments are subject to escalation.

The following table indicates the components of the post-retirement medical benefits obligation included in the Company's Consolidated Statements of Financial Position at December 31:


(in thousands)                                                                              1996      1995
-------------------------------------------------------------------------------------------------------------
Accumulated post-retirement medical benefit obligation:
  Retirees                                                                              $ (2,554)  $ (2,713)
  Fully eligible active plan participants                                                 (2,099)    (2,140)
  Other active participants                                                               (4,583)    (6,617)
-------------------------------------------------------------------------------------------------------------
  Funded status                                                                           (9,236)   (11,470)
  Unrecognized net gain                                                                   (3,367)      (141)
  Unrecognized prior service benefit                                                      (1,505)    (1,784)
-------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit cost                                                    $(14,108)  $(13,395)
=============================================================================================================

Net periodic post-retirement medical benefit cost consisted of the following components:

(in thousands)                                                                    1996     1995      1994
-------------------------------------------------------------------------------------------------------------
Service cost of benefits earned                                                 $   424   $   521   $   534
Interest cost on accumulated post-retirement
 medical benefit obligation                                                         638       730       624
Net amortization and other                                                         (260)     (193)     (127)
--------------------------------------------------------------------------------------------------------------
Net periodic post-retirement medical benefit cost                               $   802   $ 1,058   $ 1,031
==============================================================================================================

The Company limits its future obligation for post-retirement medical benefits by capping at 5% the annual rate of increase in the cost of claims it assumes under the plan. The weighted average discount rate used in determining the accumulated post-retirement medical benefit obligation is 7.5% in 1996, 7.25% in 1995, and 8.5% in 1994.

19.  Other Income, Net

Other income consisted of the following:


(in thousands)                                                                  1996        1995      1994
-------------------------------------------------------------------------------------------------------------
Fertilizer service revenue                                                    $ 28,529   $ 25,132   $ 17,294
Service charge income                                                           10,318      8,178      6,008
Other, including business interruption                                          13,130     42,989      9,146
-------------------------------------------------------------------------------------------------------------
Total                                                                         $ 51,977   $ 76,299   $ 32,448
=============================================================================================================


20.  Income Taxes

Components of the income tax provision (benefit) applicable to operations are as follows:


(in thousands)                                                                  1996       1995      1994
-------------------------------------------------------------------------------------------------------------
Current:
      Federal                                                                 $ 28,853   $ 45,938   $  9,925
      Foreign                                                                   12,939     12,285      2,416
      State                                                                      6,149      9,416      4,291
-------------------------------------------------------------------------------------------------------------
                                                                                47,941     67,639     16,632
-------------------------------------------------------------------------------------------------------------
Deferred:
      Federal                                                                   49,994     42,673     15,197
      Foreign                                                                  (34,876)     3,568      2,533
      State                                                                        841      1,620       (662)
-------------------------------------------------------------------------------------------------------------
                                                                                15,959     47,861     17,068
-------------------------------------------------------------------------------------------------------------
Total income tax provision                                                    $ 63,900   $115,500   $ 33,700
=============================================================================================================

The income tax provision differs from the federal statutory provision for the following reasons:

(in thousands)                                                                  1996                1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Income from operations before taxes:
     U.S.                                                                    $ 138,318            $ 237,892       $  75,842
     Canada                                                                     59,533               41,490          14,103
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $ 197,851            $ 279,382       $  89,945
====================================================================================================================================
Statutory income tax:
     U.S.                                                                    $  48,411            $  83,262       $  26,545
     Canada                                                                     22,801               15,891           5,359
------------------------------------------------------------------------------------------------------------------------------------
                                                                                71,212               99,153          31,904
Purchased Canadian tax benefit                                                 (18,000)                 ---             ---
Non-deductible expenses, primarily goodwill                                      6,312                6,020             650
State and local income taxes                                                     6,069                8,345           2,545
Benefit of loss carryforwards                                                   (1,001)              (1,183)           (613)
Other                                                                             (692)               3,165            (786)
------------------------------------------------------------------------------------------------------------------------------------
Income tax provision                                                         $  63,900            $ 115,500       $  33,700
====================================================================================================================================

Current deferred tax assets totaled $15.2 million and $23.8 million at December 31, 1996 and 1995, respectively, while deferred tax liabilities totaled $134.5 million and $111.9 million, respectively. Deferred tax assets, non-current totaled $15.3 million and none at December 31, 1996 and 1995, respectively. The tax effect of net operating loss (NOL) and tax credit carryforwards and significant temporary differences between reported and taxable earnings that gave rise to net deferred tax (liabilities) assets were as follows:

(in thousands)                                                                                       1996            1995
------------------------------------------------------------------------------------------------------------------------------------
     NOL, capital loss and tax credit carryforwards                                                $   6,306       $  21,807
     Discontinued business costs                                                                       7,461           7,832
     Unfunded employee benefits                                                                       16,605          17,376
     Accrued liabilities                                                                             (12,517)            (66)
     Inventory valuation                                                                               3,799           3,157
     Investments in partnership                                                                      (28,569)        (29,536)
     Depreciation                                                                                    (88,369)       (103,247)
     Valuation allowance                                                                              (9,142)         (4,022)
     Other                                                                                               394          (1,403)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $(104,032)      $ (88,102)
====================================================================================================================================

Remaining unutilized NOL carryforwards were approximately $0.7 million and $12.5 million at December 31, 1996 and 1995, respectively. NOL carryforwards that have not been utilized expire in 2005. Alternative minimum tax (AMT) credits were $3.0 million and $13.4 million at December 31, 1996 and 1995, respectively. AMT credits have an indefinite life. The Company's capital loss carryforwards totaled $8.6 and $11.5 million at December 31, 1996 and 1995, respectively. Capital loss carryforwards that are not utilized will expire in 1997. A valuation allowance is provided since the realization of tax benefits of capital loss carryforwards is not assured.

During 1996, the Company, after receiving a favorable ruling from Revenue Canada, refreshed its tax basis in plant and equipment at its Canadian subsidiary by entering into a transaction with a Canadian subsidiary of Minorco, resulting in a deferred tax asset for the Company. Minorco, through its beneficial ownership of Common Shares, owned approximately 57% of the equity of the Company at December 31, 1996. The ultimate realization of the deferred tax asset will require future taxable income in Canada. The Company has assessed its past earnings history and trends and has established a valuation allowance of $6.1 million related to the transaction. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Components of income tax provision (benefit) included in net income other than from continuing operations are as follows:


(in thousands)                                                                              1996             1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                                            $     ---         $  (2,392)     $   (1,647)
     State                                                                                    ---              (107)            (44)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              ---            (2,499)         (1,691)
------------------------------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                                                                  ---              ---            1,816
     State                                                                                    ---              ---              331
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              ---              ---            2,147
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $     ---         $  (2,499)     $      456
====================================================================================================================================

Current tax benefits in 1995 and 1994 result from losses on early retirement or refinancing of long-term debt. Deferred income taxes in 1994 were provided for the net cumulative effect of changes in accounting principles.


21.  Industry Segment Data

The Company operates in three principal industry segments - Distribution, Nitrogen Products and Methanol. The Distribution segment sells crop inputs - fertilizer, crop protection products, seed and services - through its farm service center network. These inputs include both Terra's own brands and vendor products from virtually all other agricultural chemical and seed suppliers. Terra has the largest company-operated farm service center network in North America. The Nitrogen Products business produces and distributes ammonia, urea, nitrogen solutions, and urea feed which are used by farmers to provide crops with nitrogen, an essential nutrient for plant growth and as a feed additive for livestock. The Methanol business manufactures and distributes methanol, which is principally used as a raw material in the production of a variety of chemical derivatives and in the production of methyl tertiary butyl ether (MTBE), an oxygenate and an octane enhancer for gasoline. Inter-segment sales have been recorded at amounts approximating market. Segment revenues and costs for Distribution, Nitrogen Products and Methanol include inter-segment transactions. Included in Other are eliminations of inter-segment sales and unallocated portions of the business. The following summarizes additional information about the Company's industry segments:


                                                                              Nitrogen
(in thousands)                                          Distribution          Products        Methanol       Other       Total
------------------------------------------------------------------------------------------------------------------------------------
1996
     Sales                                              $ 1,573,827         $   654,486    $   132,533     $ (44,360)   $ 2,316,486
     Operating earnings                                      25,268             255,263         18,520        (3,870)       295,181
     Identifiable assets                                    639,062           1,048,241        194,635        87,427      1,969,365
     Depreciation and amortization                           17,101              47,690         12,866         5,553         83,210
     Capital expenditures                                    27,310             156,833          1,327           179        185,649
====================================================================================================================================
1995
     Sales                                              $ 1,495,166         $   635,126     $  194,565     $ (32,684)   $ 2,292,173
     Operating earnings                                      41,207             263,787         77,138        (4,430)       377,702
     Identifiable assets                                    564,243             984,363        225,034        94,218      1,867,858
     Depreciation and amortization                           12,245              32,518         16,636         4,676         66,075
     Capital expenditures                                    14,347             150,687         10,329         1,766        177,129
====================================================================================================================================
1994
     Sales                                              $ 1,318,416         $   296,557     $   70,274     $ (19,300)   $ 1,665,947
     Operating earnings                                      33,784              48,369         42,679        (9,537)       115,295
     Identifiable assets                                    502,921             713,209        347,147       124,693      1,687,970
     Depreciation and amortization                            9,497               9,575          4,263         3,883         27,218
     Capital expenditures                                    16,374               6,086          8,732            21         31,213
====================================================================================================================================

22.  Agreements of Limited Partnership

In accordance with the Agreement of Limited Partnership of TNCLP, quarterly distributions to Unitholders and TNC (the General Partner) are made in an amount equal to 100% of its Available Cash, as defined, unless Available Cash is required to fund a reserve amount. TNCLP must fund and maintain a reserve of $18.5 million to support Minimum Quarterly Distributions, as defined, on the Senior Preference Units (the Reserve Amount). Such Reserve Amount was fully funded and included in other current assets at December 31, 1996.

During the period which commenced December 4, 1991, and ended on December 31, 1996 (the Preference Period), Senior Preference Units (SPUs) and Common Units participated equally in distributions after each class of units received its Minimum Quarterly Distribution, subject to the General Partner's right to receive cash distributions.

The General Partner receives a combined minimum 2% of total cash distributions, and as an incentive, the General Partner's participation increases if cash distributions exceed specified target levels.

Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, the holders of all SPUs had the right, through March 31, 1997, to convert their SPUs into Common Units on a one-for-one basis. As of March 31, 1997, approximately
13.3 million of the 13.6 million previously issued and outstanding SPUs converted to Common Units. The Common Units began trading on the New York Stock Exchange on April 1, 1997 under the symbol TNH. The 307,202 SPUs which did not convert to Common Units were redeemed by TNCLP on May 27, 1997 for $22.105 per unit, which includes a $0.605 distribution per unit for the first quarter of 1997.

On April 3, 1997 TNCLP announced a cash distribution of $.90 per Common Unit to holders of record as of April 18, 1997, payable on April 30, 1997. This distribution represents the balance of available cash for the fourth quarter of 1996.

On April 22, 1997, TNCLP announced a cash distribution for the quarter ended March 31, 1997 of $1.02 per Common Unit to holders of record as of May 5, 1997, payable on May 27, 1997. The cash distribution for the first quarter included $18.5 million from the elimination of the reserve amount required to support four quarters of minimum quarterly distributions on the SPUs. Due to the redemption of the SPUs on May 27, 1997, this reserve amount is no longer required to be maintained.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

     Securities and Exchange Commission registration fee..............   $11,478
     Printing expenses................................................    12,000
     Accountants' fees and expenses...................................    11,000
     Legal fees and expenses..........................................     7,500
     New York Stock Exchange and Toronto Stock Exchange listing fee...    18,525
     Miscellaneous....................................................     4,497
                                                                         -------
          Total.......................................................   $65,000
                                                                         =======
Item 14.  Indemnification of Directors and Officers

     As permitted by the Maryland General Corporation Law ("MGCL"), Article SEVENTH, Paragraph (8) of the Registrant's Charter provides for indemnification of directors and officers of the Registrant as follows:

          The Corporation shall indemnify (a) its directors to the full extend provided by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.

     The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the directors or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful. The Registrant also maintains directors and officers liability insurance.

     The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(i) the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Registrant's Charter contains a provision providing for elimination of the liability of its directors or officers to the Registrant or its stockholders for money damages to the fullest extent permitted by Maryland law.

Item 15.  Recent Sales of Unregistered Securities.

     On March 7, 1996, the Registrant acquired the stock of Anderson Oil & Ag Service, Inc. ("Anderson") in exchange for 218,550 shares of the Registrant's common stock, no par value per share, issued to the sole stockholder of Anderson, representing approximately $2.8 million in market value upon issuance.

     On May 16, 1997, the Registrant acquired the stock of Huntting Elevator Company ("Huntting") in exchange for, among other things, 1,498,985 shares of the Registrant's common stock, no par value per share, issued to stockholders of Huntting, representing approximately $19.4 million in market value upon issuance.

     These transactions were exempt from registration by virtue of Rule 506 and/or Section 4(2) under the Securities Act of 1933, since no public offering had been involved.

Item 16.  Exhibits and Financial Statement Schedules

     (a) Exhibits

3.1.1 Articles of Restatement of Terra Industries filed with the State of Maryland on September 11, 1990, filed as Exhibit 3.1 to Terra Industries' Form 10-K for the year ended December 31, 1990, is incorporated herein by reference.

3.1.2 Articles of Amendment of Terra Industries filed with the State of Maryland on May 6, 1992, filed as Exhibit 3.1.2 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

3.1.3 Articles Supplementary of Terra Industries filed with the State of Maryland on October 13, 1994, filed as Exhibit 4.1.3 to Terra Industries' Form 8-K/A dated November 3, 1994, is incorporated herein by reference.

3.2 By-Laws of Terra Industries, as amended through August 7, 1991, filed as Exhibit 3 to Terra Industries' Form 8-K dated September 30, 1991, is incorporated herein by reference.

4.1 Indenture dated as of October 15, 1993 among Terra Industries (as successor by merger to Agricultural Minerals and Chemicals Inc.) and Society National Bank, including form of Senior Note, filed as Exhibit
         99.2 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

4.2 Indenture, dated as of June 22, 1995 between the Company and First Trust National Association, as trustee, including form of Exchange Note, filed as Exhibit 4.1 to Terra Industries' Registration Statement on Form S-4, as amended (File No. 33-60853), is incorporated herein by reference.

4.3 Amended and Restated Credit Agreement dated as of December 14, 1995 (the "1995 Credit Agreement") among Terra Industries Inc., Terra Capital, Inc., Terra Nitrogen, Limited Partnership, Certain Guarantors, Certain Lenders, Certain Issuing Banks and Citibank, N.A. without exhibits or schedules, filed as Exhibit 4.3 to Terra Industries' Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

4.4 Consent and Amendment No. 1 dated as of June 4, 1996 to the 1995 Credit Agreement filed as Exhibit 4.4 to Terra Industries' Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

4.5 Consent and Amendment No. 2 dated as of July 31, 1996 to the 1995 Credit Agreement filed as Exhibit 4.5 to Terra Industries' Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

4.6 Consent, Waiver and Amendment No. 3 dated as of November 22, 1996 to the 1995 Credit Agreement filed as Exhibit 4.6 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

4.7 Amendment No. 4 dated as of March 13, 1997 to the 1995 Credit Agreement filed as Exhibit 4.7 to Terra Industries' Form 10-Q for the quarter ended March 31, 1997, is incorporated herein by reference

         Other instruments defining the rights of holders of long-term debt of Terra Industries and its subsidiaries are not being filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of Terra Industries and its subsidiaries on a consolidated basis. Terra Industries agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5        Opinion of George H. Valentine, Esq.


10.1.1 Resolution adopted by the Personnel Committee of the Board of Directors of Terra Industries with respect to supplemental retirement benefits for certain senior executive officers of Terra Industries, filed as
         Exhibit 10.4.2 to Terra Industries' Form 10-Q for the fiscal quarter ended March 31, 1991, is incorporated herein by reference.

10.1.2 1992 Stock Incentive Plan of Terra Industries filed as Exhibit 10.1.6 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.1.3 Form of Restricted Stock Agreement of Terra Industries under its 1992 Stock Incentive Plan filed as Exhibit 10.1.7 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.1.4 Form of Incentive Stock Option Agreement of Terra Industries under its 1992 Stock Incentive Plan, filed as Exhibit 10.1.8 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.1.5 Form of Nonqualified Stock Incentive Agreement of Terra Industries under its 1992 Stock Incentive Plan, filed as Exhibit 10.1.9 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.1.6 Terra Industries Inc. Supplemental Deferred Compensation Plan effective as of December 20, 1993 filed as Exhibit 10.1.9 to Terra Industries' Form 10-K for the year ended December 31, 1993, is incorporated herein by reference.

10.1.7 Amendment No. 1 to the Terra Industries Inc. Supplemental Deferred Compensation Plan, filed as Exhibit 10.1.15 to Terra Industries' Form 10-Q for the quarter ended September 30, 1995, is incorporated herein by reference.

10.1.8 Excess Benefit Plan of Terra Industries, as amended effective as of January 1, 1992, filed as Exhibit 10.1.13 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.1.9 1996 Incentive Award Program for Officers and Key Executives of Terra Industries, filed as Exhibit 10.1.12 to Terra Industries' Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

10.1.10 1997 Incentive Award Program for Officers and Key Executives of Terra Industries, filed as Exhibit 10.1.10 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

10.1.11 Revised Form of Performance Share Award of Terra Industries under its 1992 Stock Incentive Plan filed as Exhibit 10.1.11 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

10.1.12 Revised Form of Incentive Stock Option Agreement of Terra Industries under its 1992 Stock Incentive Plan filed as Exhibit 10.1.12 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

10.1.13 Revised Form of Nonqualified Stock Option Agreement of Terra Industries under its 1992 Stock Incentive Plan filed as Exhibit 10.1.13 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

10.1.14 1997 Stock Incentive Plan of Terra Industries filed as Exhibit 10.1.14 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

10.2 Asset Sale and Purchase Agreement among Inspiration Consolidated Copper Company and Cyprus Miami Mining Corporation and Cyprus Christmas Mine Corporation dated as of June 30, 1988, filed as Exhibit 10.19 to Terra Industries' Form 10-K for the year ended December 31, 1988, is incorporated herein by reference.

10.3.1 Stock Purchase Agreement, dated as of June 14, 1991, among Minorco, Kirkdale Investments Limited, Terra Industries and Hudson Holdings Corporation, filed as Exhibit 2 to Terra Industries' Form 8-K dated June 14, 1991, is incorporated herein by reference.

10.3.2 Amended and Restated Stock Purchase Agreement, dated as of July 31, 1991, among Minorco, Kirkdale Investments Limited, Terra Industries and Hudson Holdings Corporation, filed as Exhibit 1 to Terra Industries Form 8-K dated July 31, 1991, is incorporated herein by reference.

10.3.3 Option Agreement, dated as of June 14, 1991, among Kirkdale Investments Limited and Terra Industries, filed as Exhibit 3 to Terra Industries' Form 8-K dated June 14, 1991, is incorporated herein by reference.

10.3.4 Amendment to Stock Option Agreement, dated July 31, 1991, among Minorco, Kirkdale Investments Limited and Terra Industries, filed as
         Exhibit 2 to Terra Industries' Form 8-K dated July 31, 1991, is incorporated herein by reference.

10.4 Asset and Share Purchase Agreement, dated as of April 8, 1993, by and between Terra International, Inc., Terra International (Canada) Inc. and ICI Canada Inc., filed as Exhibit A to Terra Industries' Form 8-K dated April 8, 1993, is incorporated herein by reference.

10.5 Asset Purchase Agreement, dated as of December 30, 1993, by and between Terra International, Inc., The Upjohn Company and Asgrow Florida Company, filed as Exhibit A to Terra Industries' Form 8-K dated December 31, 1993, is incorporated herein by reference.

10.6 Merger Agreement dated as of August 8, 1994 among Terra Industries Inc., AMCI Acquisition Corp. and Agricultural Minerals and Chemicals Inc. without exhibits or schedules, filed as Exhibit 2 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

10.7 Methanol Hedging Agreement among BMLP (as successor by merger to Beaumont Methanol Corporation) and The Morgan Stanley Leveraged Equity Fund II, L.P. as Counterparty, form of which filed as Exhibit 99.1 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

10.8 Agreement of Limited Partnership of TNCLP (formerly known as Agricultural Minerals Company, L.P.) dated as of December 4, 1991, filed as Exhibit 99.3 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

10.9 Agreement of Limited Partnership of TNLP (formerly known as Agricultural Minerals, Limited Partnership) dated as of December 4, 1991, filed as Exhibit 99.4 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

10.10 General and Administrative Services Agreement Regarding Services by Terra Industries Inc., filed as Exhibit 10.11 to Terra Industries Inc. Form 10-Q for the quarter ended March 31, 1995, is incorporated herein by reference.

10.11 General and Administrative Services Agreement Regarding Services by Terra Nitrogen Corporation, filed as Exhibit 10.12 to Terra Industries Inc. Form 10-Q for the quarter ended March 31, 1995, is incorporated herein by reference.

10.12 Receivables Purchase Agreement dated as of August 20, 1996 among Terra Funding Corporation, Terra Capital, Inc., Certain Financial Institutions and Bank of America National Trust and Savings Association filed as Exhibit 10.12 to the Terra Industries' Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

10.13 Purchase and Sale Agreement dated as of August 20, 1996 among Terra International, Inc., Terra Nitrogen, Limited Partnership, Beaumont Methanol, Limited Partnership, Terra Funding Corporation and Terra Capital, Inc., filed as Exhibit 10.13 to the Terra Industries'
         Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

21 Subsidiaries of Terra Industries, filed as Exhibit 21 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

23.1     Consent of Deloitte & Touche LLP.

23.2     Consent of George H. Valentine, Esq. (included in Exhibit 5)

24       Powers of Attorney.

     (b) Financial Statement Schedules

                                                                            Page
                                                                           -----

Independent Auditors' Report on Financial Statement Schedules              II-7

Schedule I   Condensed Financial Information of Registrant                 II-8

Schedule II  Valuation and Qualifying Accounts:
             Years Ended December 31, 1996, 1995 and 1994                  II-13

     All other financial statement schedules have been omitted because they are not applicable or the required information is not significant or is shown in the consolidated financial statements or the notes thereto.

Item 17.  Undertakings

     (a)   The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     (c)  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        INDEPENDENT AUDITORS' REPORT ON
                        -------------------------------
                         FINANCIAL STATEMENT SCHEDULES
                         -----------------------------



To the Board of Directors and Stockholders of Terra Industries Inc.:


     We have audited the consolidated financial statements of Terra Industries Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 3, 1997; such financial statements and report are included in this Registration Statement. Our audits also included the Financial Statement Schedules of Terra Industries Inc. listed in Part II, Item 16 of this Registration Statement. These Financial Statement Schedules are the responsibility of the management of Terra Industries Inc. Our responsibility is to express an opinion based on our audits. In our opinion, such Financial Statement Schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 3, 1997

                                                                      SCHEDULE I

                             TERRA INDUSTRIES INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                 ---------------------------------------------



                        STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------

(in thousands)                                                December 31,
--------------------------------------------------------------------------------
                                                         1996           1995
                                                      --------------------------
Assets
 Cash and short-term investments                      $    6,307     $   10,700
 Accounts receivable, net                                    761          1,721
 Deferred tax asset - current                              2,020         23,768
 Other current assets                                     12,733             82
 -------------------------------------------------------------------------------
Total current assets                                      21,821         36,271
 Investment in and advances to subsidiaries            1,055,909      1,021,406
 Other assets                                             13,872         14,073
 -------------------------------------------------------------------------------
Total assets                                          $1,091,602     $1,071,750
================================================================================
Liabilities
 Income taxes payable                                 $    5,096     $   15,897
 Accrued and other liabilities                             6,631         14,865
 -------------------------------------------------------------------------------
Total current liabilities                                 11,727         30,762
 Long-term debt                                          358,755        358,755
 Deferred income taxes                                   108,377        105,437
 Other liabilities                                         5,221          4,942
 -------------------------------------------------------------------------------
Total liabilities                                        484,080        499,896
--------------------------------------------------------------------------------
Stockholders' Equity
 Capital stock                                           127,614        133,970
 Paid-in capital                                         550,850        631,195
 Accumulated deficit                                     (70,942)      (193,311)
 -------------------------------------------------------------------------------
Total stockholders' equity                               607,522        571,854
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity            $1,091,602     $1,071,750
================================================================================

See accompanying Notes to the Condensed Financial Statements.

                             TERRA INDUSTRIES INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                 ---------------------------------------------


           CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
--------------------------------------------------------------------------------

(in thousands, except per-share amounts)         For the Year Ended December 31,
--------------------------------------------------------------------------------
                                                  1996       1995       1994
                                                --------------------------------
Income
 Equity in earnings of subsidiaries             $ 160,204  $ 186,048  $  64,065
 Interest and other income                            123      1,367        (49)
 -------------------------------------------------------------------------------
Total income                                      160,327    187,415     64,016
--------------------------------------------------------------------------------
Expenses
 Selling, general and administrative expense        2,544      3,328      3,788
 Interest expense                                  38,725     29,183      6,382
 Income tax benefit                               (14,893)    (8,978)    (5,329)
 -------------------------------------------------------------------------------
Total expenses                                     26,376     23,533      4,841
--------------------------------------------------------------------------------
Income before extraordinary items                 133,951    163,882     59,175
Extraordinary loss on early retirement of debt        ---     (4,338)    (2,614)
--------------------------------------------------------------------------------
Net income                                        133,951    159,544     56,561
Cash dividends paid to common stockholders        (11,582)    (8,662)    (5,837)
Accumulated deficit - beginning of year          (193,311)  (344,193)  (394,917)
--------------------------------------------------------------------------------
Accumulated deficit - end of year               $ (70,942) $(193,311) $(344,193)
================================================================================
Income (loss) per common share:
 Income before extraordinary items              $    1.72  $    2.01  $    0.81
 Extraordinary loss on early retirement of debt       ---      (0.05)     (0.03)
 -------------------------------------------------------------------------------
Net income                                      $    1.72  $    1.96  $    0.78
================================================================================

See accompanying Notes to the Condensed Financial Statements.

                             TERRA INDUSTRIES INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                 ---------------------------------------------


                            STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

(in thousands)                                       For the Year Ended December 31,
---------------------------------------------------------------------------------------
                                                       1996        1995        1994
                                                     ---------------------------------
Operating Activities
Net income                                           $ 133,951   $ 159,544   $  56,561
Adjustments to reconcile net income to
 net cash used by operations:
  Equity in earnings of subsidiaries                  (160,204)   (186,048)    (64,065)
  Loss on early retirement of debt                         ---       4,338       2,614
  Deferred income taxes                                 24,689      44,293      15,291
  Other non-cash items                                   1,588         672          48
  Change in working capital components                 (30,726)     16,071      (9,538)
  Other                                                    480         785         344
  -------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Operating Activities    (30,222)     39,655       1,255
---------------------------------------------------------------------------------------
Investing Activities
  Proceeds from asset sales and
   discontinued operations                                 ---       5,832         541
  Capital contributions to subsidiaries                    ---         ---    (113,000)
  Proceeds from investments                                ---         ---         500
  -------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities        ---       5,832    (111,959)
---------------------------------------------------------------------------------------
Financing Activities
  Net short-term debt decrease                             ---         ---     (82,395)
  Net long-term debt increase                              ---     200,000         ---
  Loss on early retirement of debt                         ---         ---      (2,533)
  Debt issuance costs                                      ---      (3,666)     (2,873)
  Issuance of common shares                                ---         ---     113,000
  Dividends                                            (11,582)     (8,662)     (5,837)
  Stock (repurchase) issuance - net                    (91,131)      1,187       4,666
  Advances from (to) subsidiaries - net                128,542    (234,157)     72,938
  -------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities     25,829     (45,298)     96,966
---------------------------------------------------------------------------------------
Increase (Decrease) in Cash                             (4,393)        189     (13,738)
Cash and Investments at Beginning of Year               10,700      10,511      24,249
---------------------------------------------------------------------------------------
Cash and Investments at  End of Year                 $   6,307   $  10,700   $  10,511
=======================================================================================
Interest Paid                                        $  39,639   $  27,521   $   6,285
=======================================================================================
Taxes Paid                                           $  58,809   $  21,651   $  16,065
=======================================================================================

See accompanying Notes to the Condensed Financial Statements.

                             TERRA INDUSTRIES INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                 ---------------------------------------------


                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. Basis of Presentation

The Condensed Financial Statements include the Registrant only and reflect the equity method of accounting for its beneficially owned subsidiaries, Terra Capital, Inc., Terra International, Inc., Terra Nitrogen Corporation, Beaumont Methanol Limited Partnership and Terra Funding Corporation. Net income in 1995 and 1994 was reduced by $4.3 million and $2.6 million, or $0.05 and $0.03 per share, respectively, due to the write-off of deferred financing fees in connection with the early retirement of debt.

2. Long-Term Debt

Long-term debt consisted of the following at December 31:

(in thousands)                        1996        1995
-------------------------------------------------------------------------------
Senior Notes, 10.5%, due 2005       $200,000    $200,000
Senior Notes, 10.75%, due 2003       158,755     158,755
-------------------------------------------------------------------------------
                                     358,755     358,755
Less current maturities                  ---         ---
-------------------------------------------------------------------------------
Total                               $358,755    $358,755
===============================================================================

In 1995, the Registrant issued $200 million unsecured 10.5% Senior Notes due in full June 15, 2005. The 10.5% Senior Notes are redeemable at the option of the Registrant, in whole or part, at any time on or after June 15, 2000, initially at 105.250% of their principal amount, plus accrued interest, declining to 102.625% on or after June 15, 2001, and declining to 100% on or after June 15, 2002. The 10.5% Senior Notes Indenture contains certain restrictions, including the issuance of additional debt, payment of dividends, issuance of capital stock, certain transactions with affiliates, incurrence of liens, sale of assets, and sale-leaseback transactions. Net proceeds of $28.8 million were used to acquire 974,900 of the outstanding Senior Preference Units (SPUs) of TNCLP. The remaining net proceeds were used to repay bank term loans.

The 10.75% unsecured Senior Notes are redeemable at the option of the Registrant, in whole or part, at any time on or after September 30, 1998, initially at 105.375% of their principal amount, plus accrued interest, declining to 102.688% on or after September 30, 1999, and declining to 100% on or after September 30, 2000. The 10.75% Senior Notes Indenture contains restrictions similar to those in the 10.5% Senior Notes Indenture.

3. Commitments and Contingencies

The Registrant is committed to a non-cancelable office lease expiring in 1998. Total minimum rental payments are: 1997, $3.3 million and 1998, $1.7 million. These amounts are not reduced by sublease rentals, which in 1996 were $2.0 million.

The Registrant is contingently liable for retiree medical benefits of employees of coal mining operations sold on January 12, 1993. Under the purchase agreement, the purchaser agreed to indemnify the Registrant against its obligations under certain employee benefit plans. Due to the Coal Industry Retiree Health Benefit Act of 1992, certain retiree medical benefits of union coal miners have become statutorily mandated, and all companies owning 50 percent or more of any company liable for such benefits as of certain specified dates becomes liable for such benefits if the company directly liable is unable to pay them. As a result, if the purchaser becomes unable to pay its retiree medical obligations assumed pursuant to the sale, the Registrant may have to pay such amount. The Registrant has estimated that the present value of liabilities for which it retains contingent responsibility approximates $9.8 million at December 31, 1996.

The Registrant had letters of credit outstanding totaling $5.4 million at December 31, 1996 and $8.9 million at December 31, 1995, guaranteeing various insurance and financing activities. Short-term investments of $5.4 million at December 31, 1996 and $8.9 million at December 31, 1995 are restricted to collateralize certain of the letters of credit.

4. Income Taxes

The Registrant files a consolidated U.S. federal tax return. Beginning in 1995, the Registrant adopted tax sharing agreements, under which all domestic operating subsidiaries provide for and remit income taxes to the Registrant equal to their pretax accounting income, adjusted for permanent differences between pretax accounting income and taxable income. The tax sharing agreements allocate the benefits of operating losses and temporary differences between financial reporting and tax basis income to the Registrant.

                                                                     SCHEDULE II

                             TERRA INDUSTRIES INC.


                       VALUATION AND QUALIFYING ACCOUNTS
                 Years Ended December 31, 1996, 1995, and 1994
                 ---------------------------------------------
                                (in thousands)

                                              Additions       Less
                                 Balance at   Charged to   Write-offs,    Balance
                                 Beginning    Costs and      Net of       at End
Description                      of Period     Expenses    Recoveries    of Period
----------------------------------------------------------------------------------
Year Ended December 31, 1996:
-----------------------------

Allowance for Doubtful Accounts   $10,626      $15,428      $(14,663)     $11,391


Year Ended December 31, 1995:
-----------------------------

Allowance for Doubtful Accounts   $ 8,224      $ 7,798      $ (5,396)     $10,626


Year Ended December 31, 1994:
-----------------------------

Allowance for Doubtful Accounts   $ 5,788      $ 2,231      $    205      $ 8,224

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sioux City, State of Iowa, on June 16, 1997.

                                     TERRA INDUSTRIES INC.

                                     By: /s/ GEORGE H. VALENTINE
                                         -----------------------
                                         GEORGE H. VALENTINE
                                     Its: Senior Vice President, General Counsel
                                          and Corporate Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       Signature                         Title
-----------------------    --------------------------------

William R. Loomis, Jr.*          Chairman of the Board


                           Chief Executive Officer, President
                                and Director (Principal
    Burton M. Joyce*              Executive Officer)


                            Senior Vice President and Chief
                             Financial Officer (Principal
   Francis G. Meyer*               Financial Officer)


                              Vice President, Controller
  Robert E. Thompson*       (Principal Accounting Officer)


  Edward G. Beimfohr*                  Director

  Carol L. Brookins*                   Director

   Edward M. Carson*                   Director

   David E. Fisher*                    Director

   Basil T.A. Hone*                    Director

    Anthony W. Lea*                    Director

  John R. Norton III*                  Director

    Henry R. Slack*                    Director

                                                  Dated: June 16, 1997


                                                  /s/ George H. Valentine
                                                  -----------------------------
                                                  George H. Valentine
                                                  *Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                       Sequentially
                                                                                       ------------
Exhibit                                                                                  Numbered
-------                                                                                ------------
 Number                                  Description                                       Page
 ------    -----------------------------------------------------------------              ----
   5       Opinion of George H. Valentine, Esq.

  23.1     Consent of Deloitte & Touche LLP.

  23.2     Consent of George H. Valentine, Esq. (included in Exhibit 5)

  24       Powers of Attorney.
